UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2010
Commission file number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)
Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ☑            Form 40-F        ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes            ☐                      No            ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes           ☐                      No           ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes           ☐                     No           ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-167820) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero Bancomer S.A. de C.V and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means our unaudited consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
     First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to the euro.
FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under:
•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”
     identifies important factors that could cause such differences.
     Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.
PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     BBVA’s consolidated annual and interim financial statements are prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004.
     The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.
     This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2009 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on March 29, 2010 (the “2009 Form 20-F”).
     The Interim Consolidated Financial Statements have been presented in the same format as that used in the Consolidated Financial Statements included in the 2009 Form 20-F. This format differs from that required by the SEC for the consolidated financial statements of bank holding companies.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States or U.S. GAAP. See “Exhibit I: U.S. GAAP Reconciliation” for an unaudited quantitative reconciliation of net income attributed to parent company for the period and shareholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.
Business Areas
     We have maintained the criteria we applied in 2009 to the composition of our business areas for 2010, with only a few changes. Nonetheless, the 2009 data in this report on Form 6-K has been reformatted to include these marginal changes to ensure like-for-like comparisons (see “Business Overview”).
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuertes and Peruvian nuevos soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euros, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.
     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for the six months ended June 30, 2010 and 2009 and as of June 30, 2010 and December 31, 2009 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months	For the Six Months	As of June 30,	As of December 31,
Currencies	ended June 30, 2010	ended June 30, 2009	2010	2009
Mexican peso	16.8070	18.4481	15.7364	18.9222
U.S.dollar	1.3268	1.3328	1.2271	1.4406
Argentine peso	5.2041	4.9342	4.9084	5.5571
Chilean peso	695.4103	781.2500	666.2225	730.4602
Colombian peso	2,583.9793	3,095.9800	2,352.9412	2,941.1765
Peruvian nuevo sol	3.7760	4.1357	3.4684	4.1626
Venezuelan bolivar fuerte	5.5512	2.8619	5.2700	3.0934
     During the six months ended June 30, 2010, there has been a general appreciation of all the currencies that affect the Group’s financial statements, except in the case of the Venezuelan bolivar fuertes, which was devalued during 2010. The appreciation in other currencies can be seen in both the final exchange rates and the average exchange rates (only the average exchange rate of the Argentinean peso against the euro has depreciated in year-on-year terms). This appreciation has had a positive impact on the volume of business, balance sheet and, to a lesser extent, earnings during the six months ended June 30, 2010.
Entities and Branches Located in Countries with Hyperinflationary Economies
In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, to determine whether an economy has a high inflation rate the country’s economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or save in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.
Since the end of 2009, the Venezuelan economy is considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, as of June 30, 2010 and December 31, 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries based in Venezuela to correct for the effect of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s consumer price index.
The historical differences as of January 1, 2009 between the re-expressed costs and the previous costs in the non-monetary headings were credited to “Reserves” on the consolidated balance sheet for 2009, while the differences for 2009, and the re-expression of the income statement as of December 31, 2009 were recognized in the consolidated income statement for the year ended December 31, 2009.
The effects of inflation accounting in Venezuela in the consolidated income statement corresponding to the six months ended June 30, 2010 were not significant.
In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other economic measures will be adopted. The effects of this devaluation in the consolidated income statement corresponding to the six months ended June 30, 2010 and on consolidated equity as of June 30, 2010 were not significant.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED FINANCIAL DATA
     The historical financial information set forth below has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: U.S. GAAP Reconciliation” for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.
EU-IFRS (*)

	For the Six Months Ended June 30,		Change
	2010	2009
	(In Millions of Euros, except per Share/ADS Data (in Euro))
Consolidated Income Statement data
Interest and similar income	10,457	12,911	(19.0)%
Interest and similar expenses	(3,520)	(6,053)	(41.8)%

Net interest income	6,937	6,858	1.2%
Dividend income	257	248	3.6%
Share of profit or loss of entities accounted for using the equity method	151	27	n.m. (1)
Fee and commission income	2,678	2,638	1.5%
Fee and commission expenses	(406)	(457)	(11.2)%
Net gains (losses) on financial assets and liabilities	1,067	446	n.m. (1)
Net exchange differences	56	352	(84.1)%
Other operating income	1,771	1,755	0.9%
Other operating expenses	(1,631)	(1,487)	9.7%

Gross income	10,880	10,380	4.8%
Administration costs	(4,015)	(3,734)	7.5%
Depreciation and amortization	(365)	(354)	3.1%
Provisions (net)	(270)	(152)	77.6%
Impairment losses on financial assets (net)	(2,419)	(1,945)	24.4%

Net operating income	3,811	4,195	(9.2)%
Impairment losses on other assets (net)	(196)	(271)	(27.7)%
Gains (losses) on derecognized assets not classified as non-current asset held for sale	11	9	22.2%
Negative goodwill	1	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	24	70	(65.7)%

Income before tax	3,651	4,003	(8.8)%
Income tax	(941)	(961)	(2.1)%

Income from continuing transactions	2,710	3,042	(10.9)%
Income from discontinued transactions (net)	—	—	—

Net income	2,710	3,042	(10.9)%
Net income attributed to parent company	2,527	2,799	(9.7)%
Net income attributed to non-controlling interests	183	243	(24.7)%

Per share/ADS(2) Data
Net operating income(3)	1.03	1.12
Numbers of shares	3,747,969,121	3,747,969,121
Net income attributed to parent company(4)	0.66	0.76
Dividend declared	0.090	0.167

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Not meaningful.

(2)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,697 million and 3,703 million shares for the six months ended June 30, 2010 and 2009, respectively).

(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period included the average number of estimated shares to be converted (3,909 million as of June 30, 2010 and 3,703 million as of June 30,2009) see Note 5 to the Interim Consolidated Financial Statements.

	As of June 30,	As of December 31,	As of June 30,
	2010	2009	2009
	(In Millions of Euros, except Percentages)
Consolidated balance sheet data
Total assets	568,917	535,065	542,634
Common stock	1,837	1,837	1,837
Loans and receivables (net)	361,766	346,117	352,905
Customer deposits	257,830	254,183	249,096
Debt certificates and subordinated liabilities	105,395	117,817	119,489
Total equity	32,852	30,763	29,901
Consolidated ratios
Profitability ratios:
Net interest income(1)	2.50%	2.56%	2.52%
Return on average total assets(2)	0.99%	0.85%	1.12%
Return on average equity(3)	17.9%	16.0%	21.5%
Credit quality data
Loan loss reserve	9,710	8,805	7,778
Loan loss reserve as a percentage of total loans and receivables (net)	2.68%	2.54%	2.20%
Substandard loans(4)	15,889	15,312	11,625
Substandard loans as a percentage of total loans and receivables (net)	4.39%	4.42%	3.29%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents annualized net interest income which we calculate as our net interest income for the period multiplied by two as a percentage of average total assets.

(2)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by two, as a percentage of average total assets for the period.

(3)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by two, as a percentage of average equity for the period.

(4)	Total non-performing assets (which include substandard loans to customers and other non-performing assets) amounted to €16,137 million as of June 30, 2010, compared to €15,602 million as of December 31, 2009 and compared to €11,774 million as of June 30, 2009, an increase of 3.1% for the six months ended June 30, 2010. The non-performing asset ratio (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) was 4.2% as of June 30, 2010, 4.3% as of December 31, 2009 and 3.2% as of June 30, 2009.
U.S. GAAP Information

	Six months ended June 30,
	2010	2009
	(In Millions of Euros, except per Share/
	ADS Data (in Euros) or as otherwise indicated)
Consolidated income statement data
Net income(1)	2,604	2,935
Net Income attributed to parent company	2,421	2,692
Net income attributed to the non controlling interest	183	243
Basic earnings per share/ADS(2)(3)	0.655	0.727
Diluted earnings per share/ADS(2)(3)	0.628	0.727
Dividends per share/ADS (in dollars)(2)(3)(4)	0.197	0.223
Consolidated balance sheet data
Total assets(5)	578,438	549,839
Shareholders’ equity (6)	38,683	35,706
Total equity(7)	40,081	36,925
Basic shareholders’ equity per share/ADS(2)(3)	10.46	9.73
Diluted shareholders’ equity per share/ADS(2)(3)	9.90	9.73

(1)	Includes “Net Income attributed to parent company” and “Net income attributed to the non controlling interest” as required by ASC 810-10-65.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(3)	Each ADS represents the right to receive one ordinary share.

(4)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

(5)	At the end of the reported period.

(6)	Under U.S. GAAP “shareholders’ equity” is equivalent to “Total equity” net of “non-controlling interest in subsidiaries” as required by ASC 810-10-65.

(7)	Under U.S. GAAP “Total equity” is equivalent to “shareholders’ equity” and “non-controlling interests” as required by ASC 810-10-65 (minority interests under EU-IFRS).

Exchange Rates
     Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euros in this report on Form 6-K have been done at the corresponding exchange rate published by the ECB at the end of each relevant period.
     For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for the euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2007	1.3797
2008	1.4695
2009	1.3955
2010 (through September 30)	1.3155

(1)	The average of the noon buying rates for the euro on the last published date in respect of which such information is in each month during the relevant period.

Month ended	High	Low
June 30, 2009	1.4270	1.3784
July 31, 2009	1.4279	1.3852
August 31, 2009	1.4416	1.4075
September 30, 2009	1.4795	1.4235
October 31, 2009	1.5029	1.4532
November 30, 2009	1.5085	1.4658
December 31, 2009	1.5100	1.4243
January 31, 2010	1.4536	1.3870
February 28, 2010	1.3955	1.3476
March 31, 2010	1.3758	1.3344
April 30, 2010	1.3666	1.3130
May 31, 2010	1.3183	1.2224
June 30, 2010	1.2385	1.1959
July 31, 2010	1.3069	1.2464
August 31, 2010	1.3282	1.2652
September 30, 2010	1.3638	1.2708
     The noon buying rate for the euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 30, 2010, was $1.3601.
     As of June 30, 2010, approximately 36% of our assets and approximately 41% of our liabilities were denominated in currencies other than the euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.
BUSINESS OVERVIEW
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.
Business Areas
     The Group focuses its operations on six major business areas, as described below, which are further broken down into business units:
•	Spain and Portugal;

•	Mexico;

•	South America;

•	The United States;

•	Wholesale Banking and Asset Management (“WB&AM”); and

•	Corporate Activities

     The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in the “Operating and Financial Review and Prospects” section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.
     In 2010, certain changes were made in the criteria applied to the year ended December 31, 2009 to reflect the composition of our business areas. These changes affected:
•	The United States and Wholesale Banking & Asset Management. In order to give a global view of the Group’s business in the United States, we decided to include the New York office, formerly within WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America and Corporate Activities. In 2010, the adjustment for Venezuela hyperinflation is included in the financial statements of South America. In the 2009 Form 20-F, that adjustment was included under the Corporate Activities segment. Therefore, the figures related to 2009 of this business segment have been restated to make them comparable to the 2010 figures.
     In addition, we made a modification to the allocation of certain costs from the corporate headquarters to the business areas that affect rent expenses and, to a lesser extent, sales of IT services. As a result of these modifications, data for the six months ended June 30, 2009, has been revised to ensure that the different periods are comparable.
     The following table sets forth information relating to net income attributed to parent company for each of our business areas for the six months ended June 30, 2010 and 2009:

	Net Income/(Loss)		% of Net Income/(Loss)
	Attributed to Parent Company		Attributed to Parent Company
	Six Months ended June 30,
	2010	2009	2010	2009
	(In Millions of Euros, except Percentages)
Spain and Portugal	1,186	1,212	47%	43%
Mexico	798	726	32%	26%
South America	453	421	18%	15%
The United States	144	138	6%	5%
Wholesale Banking and Asset Management	532	477	20%	17%

Subtotal	3,113	2,974	123%	106%

Corporate Activities	(586)	(175)	(23)%	(6)%

Net income attributed to parent company	2,527	2,799	100%	100%

     The following table sets forth information relating to net interest income for each of our business areas for the six months ended June 30, 2010 and 2009:

	Net Interest Income
	Six Months ended June 30,
	2010	2009
	(In Millions of Euros)
Spain and Portugal	2,446	2,432
Mexico	1,817	1,686
South America	1,197	1,235
The United States	919	823
Wholesale Banking and Asset Management	419	496

Subtotal	6,799	6,672

Corporate Activities	138	186

Net interest income	6,937	6,858

Spain and Portugal
     The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals, enterprises and institutions in Spain and Portugal.
     The main business units included in the Spain and Portugal business area are:
•	Spanish Retail Network: manages individual customers, high net-worth individuals (private banking) and small companies and retailers in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and property developers in the Spanish market; and

•	Other units:
•	Consumer Finance: manages renting and leasing business, credit to individual and to enterprises for consumer products and internet banking;

•	European Insurance: manages the insurance business in Spain and Portugal; and

•	BBVA Portugal: manages the banking business in Portugal.
     The principal figures relating to this business area as of June 30, 2010 and December 31, 2009 were:
•	Loans and advances to customers were €201,981 million as of June 30, 2010, which represents a 1.4% increase from €199,065 million as of December 31, 2009, breaking a series of several quarters of declines. BBVA grow in mortgage lending to the household segment and is growing selectively in the corporate segment.

•	Customer deposits were €95,208 as of June 30, 2010 compared to €92,936 as of December 31, 2009, an increase of 2.4%

•	Mutual fund assets under management were €25,686 million as of June 30, 2010, compared to €29,898 million as of December 31, 2009 a 14.1% decrease due mainly to the negative performance of the markets, particularly in the second quarter of 2010..

•	Pension fund assets under management were €9,940 million as of June 30, 2010, a 3.8% decrease from €10,329 million as of December 31, 2009.
Mexico
     The main business units included in the Mexico area are:
•	Retail and Corporate banking; and

•	Pensions and Insurance.
     The principal figures relating to this business area as of June 30, 2010 and December 31, 2009 were:
•	Loans and advances to customers were €33,781 million as of June 30, 2010, a 23.4% increase from €27,373 million as of December 31, 2009, primarily due to the exchange-rate effect (a 2.6% increase at constant exchange rates).

•	Customer deposits were €36,505 million as of June 30, 2010 compared to €31,252 as of December 31, 2009, an increase of 17% due mainly to the exchange rate differences.

•	Mutual fund assets under management were €14,829 million as of June 30, 2010, a 41% increase from €10,546 million as of December 31, 2009 primarily due to the exchange-rate effect (at a constant exchange rate the increase would have been 17%).

•	Pension fund assets under management were €12,583 million as of June 30, 2010, a 32% increase from €9,519 million as of December 31, 2009 (a 10% increase at constant exchange rates).
     The Mexican peso to euro exchange rate as of June 30, 2010 increased compared to the exchange rate as of December 31, 2009, with a resulting positive impact on our consolidated balance sheet as of June 30, 2010. The average Mexican peso to euro exchange rate for the six months ended June 30, 2010 also increased compared to the average exchange rate for the six months ended June 30, 2009, with a resulting positive impact on our consolidated income statement for the six months ended June 30, 2010.

South America
     The South America business area includes the banking, insurance and pension businesses of the Group in South America.
     The business units included in the South America business area are:
•	Retail and Corporate Banking; includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses; includes pensions businesses in Argentina, Bolivia, Chile, Colombia, Ecuador and Peru; and

•	Insurance businesses; includes insurance businesses in Argentina, Chile, Colombia and Venezuela.
     The principal figures relating to this business area as of June 30, 2010 and December 31, 2009 were:
•	Loans and advances to customers were €27,693 million as of June 30, 2010, a 9.6% increase from €25,256 million as of December 31, 2009 (a 6.6% increase at constant exchange rates).

•	Customer deposits were €34,437 million as of June 30, 2010, an increase of 9.2% from €31,528 million as of December 31, 2009. (a 9.8% increase at constant exchange rates) mainly due to a positive performance in lower-cost balance-sheet funds, such as current and savings accounts.

•	Mutual fund assets under management were €3,203 million as of June 30, 2010, a 22.4% increase from €2,617 million as of December 31, 2009 (a 6.9% increase at constant exchange rates).

•	Pension fund assets under management were €43,333 million as of June 30, 2010, a 20.0% increase from €36.104 million as of December 31, 2009. (a 5.6% increase at constant exchange rates)
     Local currencies in South America generally increased against the euro in the six months ended June 30, 2010, with a resulting positive impact on our consolidated income statements for the six months ended June 30, 2010.
The United States
     The business units included in the United States area are:
•	BBVA Compass Bank; and

•	Other units: BBVA New York Branch, BBVA Puerto Rico Bank and Bancomer Transfers Services (“BTS”).
     The principal figures relating to this business area as of June 30, 2010 and December 31, 2009 were:
•	Loans and advances to customers were €43,961 million as of June 30, 2010, a 9.8% increase from €40.056 million as of December 31, 2009 primarily due to the exchange-rate movements during the first half of 2010 (assuming constant exchange rates there would have been a decrease of 6.5%).

•	As of June 30, 2010, customer deposits were €56,682 million, a 7.0% decrease from €60,963 million as of December 31, 2009, primarily due to the maturity of some deposit certificates.
     The dollar to euro exchange rate as of June 30, 2010 increased compared to the exchange rate as of December 31, 2009, with a resulting positive impact on our consolidated balance sheet as of June 30, 2010. The average dollar to euro exchange rate for the six months ended June 30, 2010 also increased compared to the average exchange rate for the six months ended June 30, 2009, with a resulting positive impact on our consolidated income statement for the six months ended June 30, 2010.
Wholesale Banking and Asset Management
     The Wholesale Banking and Asset Management area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.
     The business units included in the Wholesale Banking and Asset Management area are:
•	Corporate and Investment Banking: coordinates origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides global trade finance and global transaction services with coverage of large corporate customers specialized by sector (industry bankers);

•	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading rooms in Europe, Asia and the Americas;

•	Asset Management: designs and manages the products that are marketed through our different branch networks including traditional asset management, alternative asset management and Valanza (our private equity unit);

•	Industrial and Other Holdings: helps to diversify the area’s businesses with the aim of creating medium and long-term value through active management of a portfolio of industrial holdings and other Spanish and international projects; and

•	Asia: represents our stakes in CITIC International Financial Holdings Ltd (“CIFH”) in Hong Kong (approximately 30%) and in China CITIC Bank (“CNCB”) (approximately 15%) and our commitment to China as demonstrated by aggregate investments that as of the date of this report on Form 6-K exceed €4,000 million.
     The principal figures relating to this business area as of June 30, 2010 and December 31, 2009 were:
•	Loans and advances to customers were €32,094 million as of June 30, 2010, a 4.6% increase from €30,684 million as of December 31, 2009. The increase was primarily due to increases in loans and advances of the Corporate and Investment Banking unit, a unit that specializes on commercial relationships with customers with a high credit quality.

•	Customer deposits were €31,928 millions as of June 30, 2010 a decrease of 2.6% from €32,788 million as of December 31, 2009, due mainly to a decrease of 10% in assets sold under repurchasing agreement.

•	Mutual fund assets under management were €3,682 million as of June 30, 2010, a 5.9% decrease from €3,914 million as of December 31, 2009, primarily due to the high rate of maturities in some funds and difficult market conditions..

•	Pension fund assets under management were €7,095 million as of June 30, 2010, a 1.8% decrease from €7,224 million as of December 31, 2009.
Corporate Activities
     The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.
     The business units included in the Corporate Activities business area are:
•	Financial Planning: administers our interest and exchange-rate structure as well as our overall liquidity and shareholders’ funds;

•	Holdings in Industrial and Other Companies: manages our investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries; and

•	Real Estate Management.

SELECTED STATISTICAL INFORMATION
     The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.
Average Balances and Rates
     The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months ended June 30, 2010			Six Months ended June 30, 2009
			Average			Average
	Average Balance	Interest	Yield(1)	Average Balance	Interest	Yield(1)
	(In Millions of Euros, except Percentages)
Assets
Cash and balances with central banks	19,703	115	1.17%	17,760	150	1.71%
Debt securities, equity instruments and derivatives	147,811	1,992	2.72%	134,238	2,171	3.26%
Loans and receivables	355,746	8,268	4.69%	361,153	10,520	5.87%
Loans and advances to credit institutions	25,965	241	1.87%	27,569	440	3.22%
In euro(2)	16,604	93	1.13%	16,466	264	3.23%
In other currencies(3)	9,361	148	3.18%	11,103	176	3.19%
Loans and advances to customers	329,782	8,027	4.91%	333,584	10,081	6.09%
In euro(2)	218,686	3,546	3.27%	224,373	5,324	4.78%
In other currencies(3)	111,096	4,481	8.13%	109,211	4,757	8.78%
Other financial income	—	82	—	—	69	—
Non-earning assets	31,268	—	—	32,199	—	—

Total average assets	554,529	10,457	3.80%	545,350	12,911	4.77%

(1) Rates have been presented on a non-taxable equivalent basis.

(2) Amounts reflected in euro correspond to predominantly domestic activities.

(3) Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six Months ended June 30, 2010			Six Months ended June 30, 2009
			Average			Average
	Average Balance	Interest	Yield(1)	Average Balance	Interest	Yield(1)
			(In Millions of Euros, except Percentages)
Liabilities
Deposits from central banks and credit institutions	81,772	732	1.81%	72,081	1,316	3.68%
In euro(2)	47,446	419	1.78%	30,854	572	3.74%
In other currencies(3)	34,327	313	1.84%	41,227	744	3.64%
Customer deposits	254,795	1,463	1.16%	248,261	2,546	2.07%
In euro(2)	111,098	365	0.66%	116,854	899	1.55%
In other currencies(3)	143,696	1,098	1.54%	131,407	1,647	2.53%
Debt securities and subordinated liabilities	123,896	1,138	1.85%	123,203	1,920	3.14%
In euro(2)	90,076	790	1.77%	94,067	1,482	3.18%
In other currencies(3)	33,820	348	2.07%	29,136	438	3.02%
Other financial costs	—	186	—	—	271	—
Non-interest-bearing liabilities	62,291	—	—	73,369	—	—
Stockholders’ equity	31,775	—	—	28,436	—	—

Total average liabilities	554,529	3,520	1.28%	545,350	6,053	2.24%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income—Volume and Rate Analysis
     The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	Six Months ended June 30, 2010/
	Six Months ended June 30, 2009
	Increase (Decrease) due to changes in
	Volume(1)	Rate(1)(2)	Net Change
		(In Millions of Euros)
Interest income
Cash and balances with central bank	16	(52)	(36)
Debt securities, equity instruments and derivatives	220	(398)	(178)
Loans and advances to credit institutions	(26)	(173)	(199)
In euros	2	(173)	(171)
In other currencies	(28)	—	(28)
Loans and advances to customers	(115)	(1,939)	(2,054)
In euros	(135)	(1,643)	(1,778)
In other currencies	82	(358)	(276)
Other financial income	—	13	13

Total income	217	(2,671)	(2,454)
Interest expense
Deposits from central banks and credit institutions	177	(761)	(584)
In euros	308	(461)	(154)
In other currencies	(124)	(306)	(430)
Customer deposits	67	(1,149)	(1,082)
In euros	(44)	(489)	(533)
In other currencies	154	(703)	(549)
Debt certificates and subordinated liabilities	11	(793)	(782)
In euros	(63)	(629)	(692)
In other currencies	70	(160)	(90)
Other financial costs	—	(85)	(85)

Total expense	102	(2,635)	(2,533)

Net interest income	115	(36)	79

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.
Interest Earning Assets—Margin and Spread
     The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six Months ended June 30,
	2010(*)	2009(*)
	(In Millions of Euros, except %)
Average interest earning assets	523,260	513,151
Gross yield(1)	2.00%	2.52%
Net yield(2)	1.89%	2.37%
Net interest margin(3)	1.33%	1.34%
Average effective rate paid on all interest-bearing liabilities	0.76%	1.36%
Spread(4)	1.23%	1.15%

(*)	Ratios are not annualized.

(1)	Gross yield represents total interest income divided by average interest-earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest-earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS
Interest-Bearing Deposits in Other Banks
     As of June 30, 2010, interbank deposits represented 3.41% of our assets. Of such interbank deposits, 21.84% were held outside of Spain and 78.16% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
     As of June 30, 2010, our securities were carried on our consolidated balance sheet at a carrying amount of €100,897 million, representing 17.73% of our assets. €29,273 million, or 29.01% of our securities, consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2010 on investment securities that BBVA held was 4.10%, compared to an average yield of approximately 4.69% earned on loans and receivables for the six months ended June 30, 2010. The market or appraised value of our total securities portfolio as of June 30, 2010 was €100,623 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Interim Consolidated Financial Statements.
     The following table analyzes the carrying amount and fair value of our ownership of debt securities and equity securities as of June 30, 2010 and December 31, 2009. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of June 30, 2010		As of December 31, 2009
	Amortized	Fair Value	Amortized	Fair Value
	cost	(1)	cost	(1)
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	22,355	21,303	24,577	24,869
Spanish Government	17,116	16,189	18,312	18,551
Credit institutions	3,954	3,878	5,097	5,202
Other issuers	1,285	1,236	1,168	1,116
International-	33,657	33,928	31,868	32,202
United States -	7,593	7,760	6,804	6,805
U.S. Treasury and other U.S. Government agencies	449	454	414	416
States and political subdivisions	222	232	214	221
Credit institutions	3,196	3,223	2,597	2,610
Other issuers	3,726	3,851	3,579	3,558
Other countries -	26,064	26,168	25,064	25,397
Securities of other foreign Governments (*)	17,990	18,151	17,058	17,363
Central Banks	1,383	1,384	1,296	1,297
Credit institutions	5,227	5,274	4,795	4,893
Other issuers	1,464	1,359	1,915	1,844

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,012	55,231	56,445	57,071

HELD TO MATURITY PORTFOLIO
Domestic-	6,886	6,552	2,626	2,624
Spanish Government	5,999	5,699	1,674	1,682
Credit institutions	287	282	342	344
Other issuers	600	571	610	598
International-	2,882	2,942	2,811	2,869
Securities of other foreign Governments	2,542	2,604	2,399	2,456
Credit institutions	340	338	412	413

TOTAL HELD TO MATURITY PORTFOLIO	9,768	9,494	5,437	5,493

TOTAL DEBT SECURITIES	65,780	64,725	61,882	62,564

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available and valuation techniques see note 8 to the Interim Consolidated Financial Statements.

(*)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.
As of June 30, 2010, and December 31, 2009, approximately 67% and 69%, respectively, of the fair value of the securities classified within the available for sale portfolio and the held to maturity portfolio are rated “AA” or above.

	As of June 30, 2010		As of December 31, 2009
	Amortized	Fair	Amortized	Fair
	Cost	Value(1)	Cost	Value(1)
		(In Millions of Euros)
EQUITY SECURITIES—
AVAILABLE FOR SALE PORTFOLIO
Domestic—	3,363	4,280	3,683	5,409
Equity listed	3,339	4,256	3,657	5,383
Equity unlisted	24	24	26	26
International—	1,232	1,218	948	1,041
United States—	742	771	641	737
Equity listed	65	51	16	8
Equity unlisted	677	720	625	729
Other countries—	490	447	307	304
Equity listed	210	171	250	242
Equity unlisted	280	276	57	62

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,595	5,498	4,631	6,450

TOTAL EQUITY SECURITIES	4,595	5,498	4,631	6,450

TOTAL INVESTMENT SECURITIES	70,375	70,223	66,513	69,014

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.
     The following table analyzes the maturities of our debt securities, excluding our trading portfolio, by type and geographical area as of June 30, 2010.

	Maturing at One Year		Maturing after One Year		Maturing after Five		Maturing After
	or Less		to Five Years		Year to Ten Years		Ten Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)
	(In Millions of Euros, except Percentages)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government	746	3.88	8,557	3.30	4,616	4.04	2,271	5.92	16,189
Other debt securities	1,222	3.74	2,416	3.41	505	2.22	971	2.63	5,114

Total Domestic	1,968	3.78	10,973	3.33	5,120	3.82	3,242	4.79	21,303

International:
United States:	2,018	4.58	1,459	4.64	3,126	3.97	1,156	3.70	7,760
U.S. Treasury and other U.S. government securities	130	2.80	31	—	44	5.81	249	4.06	454
States and political subdivisions	40	6.51	104	6.38	66	6.45	21	6.45	232
Other debt securities	1,848	4.82	1,324	4.63	3,016	3.86	886	3.54	7,074
Other countries:	2,992	4.43	14,768	6.36	3,041	5.07	5,367	4.87	26,168
Securities of other foreign governments	1,123	5.22	11,385	7.51	1,994	6.14	3,649	5.79	18,151
Other debt securities	1,869	3.77	3,383	2.34	1,047	3.18	1,718	4.06	8,017

Total International	5,010	4.46	16,227	6.03	6,167	4.57	6,523	4.56	33,928

Total Available for sale	6,978	4.24	27,200	4.89	11,288	4.19	9,765	4.66	55,231

HELD TO MATURITY PORTFOLIO
Domestic:	37	3.66	816	4.27	2,746	3.72	3,287	4.95	6,886
Spanish government	—	—	176	4.99	2,536	3.70	3,287	4.95	5,999
Other debt securities	37	3.66	640	4.06	210	4,01	—	—	887
International:	697	3.69	1,038	4.43	925	3.95	222	3.75	2,882

Total held to maturity	734	3.69	1,854	4.36	3,671	3.78	3,510	4.87	9,768

TOTAL DEBT SECURITIES	7,712	4.19	29,054	4.86	14,959	4.09	13,275	4.72	64,999

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and Advances to Credit Institutions
     As of June 30, 2010, our total loans and advances to credit institutions amounted to €21,838 million, or 3.84% of total assets compared to 4.15% of total assets as of December 31, 2009. Net of our valuation adjustments, loans and advances to credit institutions amounted to €21,846 million as of June 30, 2010, or 3.84% of our total assets compared to 4.16% of our assets as of December 31, 2009.
Loans and Advances to Customers
     As of June 30, 2010, our total loans and leases amounted to €347,673 million, or 61.11% of total assets compared to 61.88% of total assets as of December 31, 2009. Net of our valuation adjustments, loans and leases amounted to €339,259 million as of June 30, 2010, or 59.63% of our total assets compared to 60.45% of our total assets as of December 31, 2009. As of June 30, 2010 our loans in Spain amounted to €206,135 million compared to €203,529 million as of December 31, 2009. Our foreign loans amounted to €141,538 million as of June 30, 2010 compared to €127,558 million as of December 31, 2009.
     Loans by Geographic Area
     The following table analyzes, by domicile of the customer, our net loans and leases as of each of the dates indicated:

		As of
	As of June 30,	December 31,	As of June 30,
	2010	2009	2009
	(In Millions of Euros)
Domestic	206,135	203,529	206,731
Foreign
Western Europe	23,368	23,333	26,854
Latin America	70,341	61,298	60,693
United States	41,760	37,688	34,310
Other	6,069	5,239	5,852
Total foreign	141,538	127,558	127,709

Total loans and leases	347,673	331,087	334,440

Valuation adjustments	(8,414)	(7,645)	(6,514)

Total net lending	339,259	323,442	327,926

     Loans by Type of Customer
     The following table analyzes by domicile and type of customer our net loans and leases as of each of the dates indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

		As of
	As of June 30,	December 31,	As of June 30,
	2010	2009	2009
		(In Millions of Euros)
Domestic
Government	22,900	20,559	18,951
Agriculture	1,736	1,722	1,801
Industrial	17,637	16,805	17,613
Real estate and construction	32,747	36,584	37,755
Commercial and financial	16,356	17,404	18,750
Loans to individuals	92,233	87,948	88,454
Lease financing	5,968	6,547	7,087
Other	16,558	15,960	16,320

Total domestic	206,135	203,529	206,731
Foreign
Government	7,279	5,660	5,101
Agriculture	1,999	2,202	1,916
Industrial	27,591	25,993	29,184
Real estate and construction	22,561	19,183	15,787
Commercial and financial	24,661	23,310	26,097
Loans to individuals	44,593	38,540	37,332
Lease financing	2,001	1,675	1,632
Other	10,853	10,995	10,660

Total foreign	141,538	127,558	127,709

Total loans and leases	347,673	331,087	334,440
Valuation adjustments	(8,414)	(7,645)	(6,514)

Total net lending	339,259	323,442	327,926

     The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

		As of
	As of June 30,	December 31,	As of June 30,
	2010	2009	2009
		(In Millions of Euros)
In euros	219,104	217,537	221,901
In other currencies	120,154	105,904	106,026

Total net lending	339,258	323,441	327,926
     As of June 30, 2010, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €486 million, compared to €613 million as of December 31, 2009. Loans outstanding to the Spanish government and its agencies amounted to €23,130 million, or 6.65% of our total loans and leases as of June 30, 2010, compared to €20,818 million, or 6.29% of our total loans and leases as of December 31, 2009. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
     Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our two largest borrowers as of June 30, 2010, excluding government-related loans, amounted to €11,683 million or approximately 3.36% of our total outstanding loans and leases. As of June 30, 2010, none of our loans individually exceeded 10% of our total outstanding loans and leases, other than in the aggregate by category as disclosed in the table above.

     Maturity and Interest Sensitivity
     The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer, disregarding valuation adjustment, as of June 30, 2010. The determination of maturities is based on contract terms.

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
	(In Millions of Euros)
Domestic:
Government	10,508	6,121	6,271	22,900
Agriculture	686	651	399	1,736
Industrial	13,305	2,974	1,358	17,637
Real estate and construction	13,917	9,070	9,760	32,747
Commercial and financial	10,308	3,846	2,202	16,356
Loans to individuals	11,307	17,961	62,965	92,233
Lease financing	591	2,291	3,086	5,968
Other	11,098	3,048	2,412	16,558

Total domestic	71,720	45,962	88,453	206,135

Foreign:
Government	916	4,041	2,322	7,279
Agriculture	1,025	806	168	1,999
Industrial	7,729	15,869	3,993	27,591
Real estate and construction	11,391	8,163	3,007	22,561
Commercial and financial	13,406	7,205	4,050	24,661
Loans to individuals	2,851	10,328	31,414	44,593
Lease financing	454	1,194	353	2,001
Other	5,729	3,656	1,468	10,853

Total foreign	43,501	51,262	46,775	141,538
Total loans and leases	115,221	97,224	135,228	347,673

     The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2010.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One
	Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	17,496	41,439	58,935
Variable rate	116,919	56,598	173,517

Total loans and leases	134,415	98,037	232,452

Loan Loss Reserve for Loans and Advances
     For a discussion of loan loss reserves, as of June 30, 2010 and December 31, 2009, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” in our 2009 Form 20-F and Note 2.2.1.b) to the Interim Consolidated Financial Statements included herein.
     The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated.

	Six Months	Year ended	Six Months
	ended June 30	December 31	ended June 30
	2010	2009	2009
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	4,853	3,766	3,766
Foreign	3,952	3,740	3,740

Total loan loss reserve at beginning of period	8,805	7,506	7,506

Loans charged off:
Domestic	(630)	(966)	(332)
Foreign	(1,335)	(2,876)	(1,050)

Total loans charged off	(1,965)	(3,842)	(1,382)

Provision for loan losses:
Domestic	1,094	3,079	594
Foreign	1,389	2,307	1,356

Total provision for loan losses	2,483	5,386	1,950
Acquisition and disposition of subsidiaries	—	—	—
Effect of foreign currency translation and other	387	(245)	(294)

Loan loss reserve at end of period:
Domestic	5,040	4,853	3,885
Foreign	4,670	3,952	3,893

Total loan loss reserve at end of period	9,710	8,805	7,778

Loan loss reserve as a percentage of total loans and leases at end of period	2.68%	2.54%	2.20%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.54%	1.11%	0.39%
     When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
     The loans charged off amounted to €1,965 million for the six months ended June 30, 2010 compared to €1,382 million for the six months ended June 30, 2009. The increase was primarily due to a increase in loans charged off in our United States and Spain and Portugal business areas, an increase of €210 million and €220 million for the six months ended June 30, 2010, respectively, which was primarily related to the financial condition of certain groups of customers within a less favorable macroeconomic environment.
     Our loan loss reserves as a percentage of total loans and leases increased to 2.68% as of June 30, 2010 from 2.54% as of December 31, 2009, principally due to a higher increase in provisions than in loans and leases.
Substandard Loans
     We classify loans as substandard loans in accordance with the requirements of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Interim Consolidated Financial Statements, loans are considered to be impaired loans, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

     Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company for the six months ended June 30, 2010 and 2009 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €92 million and €89 million, respectively.
     The following table provides information regarding our substandard loans as of the dates indicated:

	As of June 30,	As of December 31,
	2010	2009
	(In Millions of Euros, except Percentages)
Substandard loans:
Domestic	11,200	11,134
Public sector	72	61
Other resident sectors	10,927	10,911
Non-resident sector	200	162
Foreign	4,689	4,178
Public sector	7	25
Other resident sectors	1	1
Non-resident sector	4,681	4,152

Total substandard loans	15,889	15,312

Total loan loss reserve	(9,710)	(8,805)

Substandard loans net of reserves	6,178	6,507
Substandard loans as a percentage of total loans and receivables (net)	4.39%	4.42%
Substandard loans (net of reserves) as a percentage of total loans and receivables (net)	1.71%	1.88%
     Our total substandard loans amounted to €15,889 million as of June 30, 2010 compared to €15,312 million as of December 31, 2009, principally due to an increase in substandard loans to foreign customers generally related to the effect of the favorable exchange rate difference. Our substandard loans as a percentage of total loans and receivables (net) decreased to 4.39% as of June 30, 2010 from 4.42% as of December 31, 2009 primarily due to the increase of our total loans and receivables.
     As mentioned in Note 2.2.1.b) to the Interim Consolidated Financial Statements, our loan loss reserve includes a loss reserve for impaired assets and also a loss reserve for not impaired assets which present an inherent loss. As of June 30, 2010, the loss reserve for impaired assets amounted to €6,695 million, which represents a 13% increase from €5,930 million as of December 31, 2009. As of June 30, 2010, the loss reserve for not impaired assets amounted to €3,015 million, which represents a 4.9% increase from €2,875 million as of December 31, 2009.
     Our loan loss reserves (including loss reserve for impaired and not impaired assets) as a percentage of substandard loans increased to 61.12% as of June 30, 2010 from 57.51% as of December 31, 2009
     We historically have experienced higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations. However, as of June 30, 2010 and December 31, 2009, substandard loans in Spain as a percentage of total loans in Spain exceeded the comparable percentages in our South America business area.

     The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of June 30, 2010.

			Substandard
			Loans as a
		Loan	percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(In Millions of Euros, except Percentages)
Domestic:
Government	72	7	0.32%
Agricultural	89	36	5.13%
Industrial	745	366	4.22%
Real estate and construction	5,436	1,831	16.60%
Commercial and financial	988	430	6.04%
Loans to individuals	3,360	948	3.64%
Other	512	185	2.27%

Total domestic	11,200	3,802	5.43%

Total foreign	4,689	2,882	3.31%
Unallocated reserve	—	3,026

Total	15,889	9,710	4.57%

Foreign Country Outstandings
     The following table sets forth, as of the end of the periods indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2010 and as of December 31, 2009. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and the United States.

	As of June 30,		As of December 31,
	2010		2009
		% of Total		% of Total
	Amount	Assets	Amount	Assets
	(In Millions of Euros, except Percentages)
OECD
United Kingdom	6,398	1.12%	6,619	1.24%
Mexico	3,402	0.60%	3,218	0.60%
Other OECD	5,885	1.03%	5,761	1.08%

Total OECD	15,685	2.76%	15,598	2.92%
Central and South America	3,223	0.57%	3,296	0.62%
Others	5,522	0.97%	4,657	0.87%

Total	24,430	4.29%	23,551	4.40%

     The following table sets forth the amounts of our cross-border outstandings as of as of June 30, 2010 and December 31, 2009 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(In Millions of Euros)
As of June 30, 2010
Mexico	25	129	3,248	3,402
United Kingdom	—	4,498	1,900	6,398

Total	25	4,627	5,148	9,800

As of December 31, 2009
Mexico	3	3	3,212	3,218
United Kingdom	—	4,933	1,686	6,619

Total	3	4,936	4,898	9,837

     The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.
     The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2010.

Minimum Percentage of
Coverage (Outstandings
Categories(1)	Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories as of June 30, 2010.
     Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €322 million and €321 million as of June 30, 2010 and December 31, 2009, respectively. These figures do not reflect loan loss reserves of 12.11% and 30.53%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2010 did not in the aggregate exceed 0.06% of our total assets.
     The country-risk exposures described in the preceding paragraph as of June 30, 2010 and December 31, 2009 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2010 and December 31, 2009, amounted to $9 million and $14 million, respectively (approximately €14 million and €10 million, respectively, based on a euro/dollar exchange rate on June 30, 2010 of $1.00 = €0.81 and on December 31, 2009 of $1.00 = €0.69).

LIABILITIES
Deposits
     The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2010
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In Millions of Euros)
Total domestic	100,050	23,295	9,968	133,313
Foreign:
Western Europe	24,384	7,368	31,543	63,295
United States	58,777	437	7,646	66,860
Latin America	70,427	361	10,662	81,450
Other	3,344	550	2,617	6,511

Total foreign	156,932	8,716	52,468	218,116

Total	256,982	32,011	62,436	351,429

	As of December 31, 2009
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In Millions of Euros)
Total domestic	97,023	15,352	7,692	120,067
Foreign:
Western Europe	22,199	3,945	20,472	46,616
United States	67,986	948	6,572	75,506
Latin America	63,027	423	11,857	75,307
Other	3,148	428	2,352	5,928

Total foreign	156,360	5,744	41,253	203,357

Total	253,383	21,096	48,945	323,424

     For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Interim Consolidated Financial Statements.
     As of June 30, 2010, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €81,493 as of June 30, 2010) or greater was as follows:

	As of June 30, 2010
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	6,501	47,813	54,314
Over 3 to 6 months	4,117	9,891	14,008
Over 6 to 12 months	9,213	3,507	12,720
Over 12 months	10,549	3,027	13,576

Total	30,379	64,238	94,617

     Time deposits from Spanish and foreign financial institutions amounted to €38,343 million as of June 30, 2010, substantially all of which were in excess of $100,000 (approximately €81,493 as of June 30, 2010).
     Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2010 and December 31, 2009, see Note 23 to the Interim Consolidated Financial Statements.

Short-term Borrowings
     Securities sold under agreements to repurchase, promissory notes and bonds and subordinated debt issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2010, December 31, 2009 and June 30, 2009.

	As of June 30, 2010
	Amount	Average Rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	34,128	2.12%
Average during first half year	31,436	2.17%
Maximum quarter-end balance	37,043	—
Bank promissory notes:
As of June 30	18,082	0.52%
Average during first half year	29,686	0.46%
Maximum quarter-end balance	28,923	—
Bonds and Subordinated debt:
As of June 30	10,672	2.94%
Average during first half year	11,615	3.15%
Maximum quarter-end balance	13,160	—
Total short-term borrowings as of June 30, 2010	62,882	1.80%

	As of December 31, 2009
	Amount	Average Rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	26,171	2.43%
Average during year	30,811	2.71%
Maximum quarter-end balance	28,849	—
Bank promissory notes:
As of December 31	29,578	0.50%
Average during year	27,434	1.28%
Maximum quarter-end balance	30,919	—
Bonds and Subordinated debt:
As of December 31	13,236	2.54%
Average during year	14,820	3.20%
Maximum quarter-end balance	15,609	—
Total short-term borrowings as of December 31, 2009	68,985	1.62%

	As of June 30, 2009
	Amount	Average Rate
	(In Millions of Euros, except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	26,756	3.23%
Average during first half year	24,635	3.37%
Maximum quarter-end balance	29,421	—
Bank promissory notes:
As of June 30	28,384	1.23%
Average during first half year	28,351	1.75%
Maximum quarter-end balance	30,919	—
Bonds and Subordinated debt:
As of June 30	18,220	2.67%
Average during first half year	16,672	2.97%
Maximum quarter-end balance	16,186	—
Total short-term borrowings as of June 30, 2009	73,360	2.35%

Return on Equity
     The following table sets out our return on equity ratios:

	As of June 30,	As of December 31,	As of June 30,
	2010	2009	2009
Return on equity(1)	17.9	16.0	21.5
Return on assets(2)	0.99	0.85	1.12
Equity to assets ratio(3)	5.38	5.49	5.41

(1)	Represents annualized net income attributed to parent company for the period, which we calculate as our net income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ funds for the period.

(2)	Represents annualized net income for the period, which we calculate as our net income for the period multiplied by two, as a percentage of average total assets for the period.

(3)	Represents total stockholders’ funds over total assets.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Summary Economic Background to Results of Operations
     The macroeconomic data published for the six months ended June 30, 2010 confirm that, although a general recovery is underway worldwide, there is still much uncertainty and the risk balance is weighted slightly to the downside. The Greek crisis and its repercussion to other European sovereign debt, including Irish, Portuguese and Spanish debt, in recent months have increased tension in the money and debt markets. The impact on the real economy, reflected in a moderation in the indices of consumer and business confidence, has yet to be fully understood.
     One of the main negative impacts of the fiscal crisis on European economies has been the loss of confidence, and fiscal prudence is vital to restore it. Consolidation plans in Europe are being implemented in line with a schedule submitted to the European Commission in early 2010.
     Financial strains in Europe and uncertainty about the pace of recovery in the United States is expected prompt central banks in both regions to postpone their first rate rises and keep very low policy rates for an extended period. Inflationary pressures in both areas are expected to remain benign, which shall enable the banks to maintain flexible monetary policies.
     In addition, the implementation of fiscal adjustment and budget plans in a number of developed economies with high levels of debt and deficit, including Spain, and tough monetary programs in emerging areas with problems of high growth levels and price tensions, could have a short-term effect on their capacity to grow and generate employment.
     In the United States, following quarterly GDP growth of 0.7% in the first quarter of 2010, the indicators of economic activity and, to a lesser extent, those of demand, remain relatively positive. The labor market is still weak, but it is beginning to show signs of recovery, with the unemployment rate moderately decreasing. Core inflation has been moving down since the end of 2009. This gives some room for maneuver to the Federal Reserve, whose tone appears even more cautious as a result of the problems in the European debt markets.
     In contrast, in Europe the pace of recovery is considerably weaker than in the United States. The slight GDP growth in the euro zone in the first quarter of 2010 confirms a scenario of slower growth than in the United States economy. However, the indicators of economic activity, particularly in the industrial sector, were relatively more positive in the second quarter of 2010.
     The breakdown by country shows slightly higher growth in Germany, since its exports and industrial output have recovered in the first half of 2010 (although this growth is currently expected to slow down). France, for which economic indicators have recently shown signs of weakness, is also expected to recover, together with Italy which, despite having grown strongly in the first quarter of 2010, is still limited by major structural weaknesses.
     The main risk for the global outlook still comes from the financial markets. The stress tests have had positive but asymmetric repercussions in Europe. Although the risks have decreased, the possibilities of a setback continue to be significant.
     The growth of the Spanish economy in the second quarter continued to be sluggish although slightly higher than in the first quarter. The potential short-term contractive effects of the austerity plan and the impact of greater uncertainty in financial markets on consumer and investment decisions have increased the likelihood of a transitory relapse in the economy during the third quarter.

     The publication of the results of the stress tests in the euro area’s financial system helped allay pressures, although results diverged across countries. In Spain, the Bank of Spain conducted the tests with rigor. Nonetheless, the risks coming from the financial markets for Europe, let alone the global economy, are still clearly the main cause of concern.
     The Mexican economy is benefiting from the recovery in external demand from the United States, the main destination of Mexican exports. Growth forecasts for 2010 suggest this positive trend will continue.
     Finally, economic activity in South America is continuing to strengthen as a result of the increase in foreign and domestic demand. Recently, domestic demand is also rising as a result of considerable credit growth. However, there are some risks, particularly those derived from an excessively high rate of growth and an upturn in prices. This suggests that the central banks in the region may follow the path of some Asian economies and start a gradual move towards tougher monetary policies to ensure a more sustainable rate of growth, as is already the case in Brazil and Chile.
     In China, both deceleration in GDP growth in the second quarter of 2010 and other indicators show moderation in activity, suggesting that the authorities’ adjustment measures are efficiently steering the economy towards more sustainable growth. Loan growth has eased and the pace of housing price increases has slowed.

     BBVA Group Results of Operations for the Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009
     The changes in the Group’s consolidated income statements for the six months ended June 30, 2010 and 2009 were as follows:
EU-IFRS (*)

	Six Months ended
	June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		In Percentage
Interest and similar income	10,457	12,911	(19.0)%
Interest and similar expense	(3,520)	(6,053)	(41.8)%

Net interest income	6,937	6,858	1.2%
Dividend income	257	248	3.6%

Share of profit or loss of entities accounted for using the equity method	151	27	n.m. (1)
Fee and commission income	2,678	2,638	1.5%
Fee and commission expenses	(406)	(457)	(11.2)%
Net gains (losses) on financial assets and liabilities	1,067	446	n.m. (1)
Net exchange differences	56	352	(84.1)%
Other operating income	1,771	1,755	0.9%
Other operating expenses	(1,631)	(1,487)	9.7%

Gross income	10,880	10,380	4.8%
Administration costs	(4,015)	(3,734)	7.5%
Personnel expenses	(2,364)	(2,291)	3.2%
General and administrative expenses	(1,651)	(1,443)	14.4%
Depreciation and amortization	(365)	(354)	3.1%
Provisions (net)	(270)	(152)	77.6%
Impairment losses on financial assets (net)	(2,419)	(1,945)	24.4%
Net operating income	3,811	4,195	(9.2)%
Impairment losses on other assets (net)	(196)	(271)	(27.7)%

Gains (losses) on derecognized assets not classified as non-current asset held for sale	11	9	22.2%
Negative Goodwill	1	—	—

Gains (losses) in non-current assets held for sale not classified as discontinued operations	24	70	(65.7)%
Income before tax	3,651	4,003	(8.8)%

Income tax	(941)	(961)	(2.1)%
Income from continuing transactions	2,710	3,042	(10.9)%

Income from discontinued transactions (net)	—	—	—
Net income	2,710	3,042	(10.9)%

Net income attributed to parent company	2,527	2,799	(9.7)%

Net income attributed to non-controlling interests	183	243	(24.7)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Not meaningful.

     Net interest income
          The following table summarizes the principal components of net interest income for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

	Six Months ended
	June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		In Percentage
Interest income	10,457	12,911	(19.0)%
Interest expense	(3,520)	(6,053)	(41.8)%

Net interest income	6,937	6,858	1.2%

     Net interest income increased 1.2% to €6,937 million for the six months ended June 30, 2010 from €6,858 million for the six months ended June 30, 2009, primarily due to the active management of our investments in debt instruments (which adjusts the duration of debt portfolios and increases debt portfolio income in net interest income). In addition, our pricing policy’s aim is to limit the increase in cost of customers’ funds and the decrease in loans to customers’ yield.
     Dividend income
     Dividend income increased 3.6% to €257 million for the six months ended June 30, 2010 from €248 million for the six months ended June 30, 2009 due to the increase of the dividend received by us from Telefonica, S.A. This increase was partly offset by the issuance in December 2009 of some dividends typically paid in January by some of our Spanish portfolio companies.
     Share of profit or loss of entities accounted for using the equity method
     Share of profit or loss of entities accounted for using the equity method increased to €151 million for the six months ended June 30, 2010 from €27 million for the six months ended June 30, 2009 due to the increase in our share of profits of China Citic Bank (“CNCB”) following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, the increase of profit of CNCB.
     Fee and commission income
          The breakdown of fee and commission income for the six months ended June 30, 2010 and 2009 is as follows:

	Six Months ended
	June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		In Percentage
Commitment fees	71	44	61.4%
Contingent liabilities	142	130	9.2%
Letters of credits	22	21	4.8%
Bank and other guarantees	120	109	10.1%
Arising from exchange of foreign currencies and banknotes	7	6	16.7%
Collection and payment services	1,241	1,268	(2.1)%
Securities services	820	836	(1.9)%
Counseling on and management of one-off transactions	4	2	n.m. (1)
Financial and similar counseling services	28	11	n.m. (1)
Factoring transactions	14	6	n.m. (1)
Non-banking financial products sales	52	46	13.0%
Other fees and commissions	299	289	3.5%

Fee and commission income	2,678	2,638	1.5%

(1)	Not meaningful.
     Fee and commission income increased 1.5% to €2,678 million for the six months ended June 30, 2010 from €2,638 million for the six months ended June 30, 2009 due principally to the stabilization of fees from mutual and pension funds and the increase of fees linked to banking services and asset custody.

     Fee and commission expenses
     The breakdown of fee and commission expenses for the six months ended June 30, 2010 and 2009 is as follows:

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		In Percentage
Brokerage fees on lending and deposit transactions	2	3	(33.3)%
Fees and commissions assigned to third parties	276	335	(17.6)%
Other fees and commissions	128	119	7.6%

Fee and commission expenses	406	457	(11.2)%

          Fee and commission expenses decreased 11.2% to €406 million for the six months ended June 30, 2010 from €457 million for the six months ended June 30, 2009, primarily due to a 17.6% decrease in fees and commissions assigned to third parties mainly related to our pension business in Chile.
          Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities increased to €1,067 million for the six months ended June 30, 2010 from €446 million for the six months ended June 30, 2009, primarily due to a general recovery in markets activity, and the sale of financial instruments to adjust portfolio durations. In addition, we have profited from high price volatility in sovereign markets rotating the durations of the portfolios, which generated income without consuming the unrealized capital gains present in certain portfolios as of June 30, 2010.
          Net exchange differences decreased 84.1% to €56 million for the six months ended June 30, 2010 from €352 million for the six months ended June 30, 2009 due primarily to the devaluation of the Venezuelan bolivar fuerte and losses in foreign currency trading.
          Other operating income and expenses
          Other operating income increased 0.9% to €1,771 million for the six months ended June 30, 2010 from €1,755 million for the six months ended June 30, 2009. Other operating expenses increased 9.7% to €1,631 million for the six months ended June 30, 2010 from €1,487 million for the six months ended June 30, 2009 due to the adjustment for the hyperinflation in Venezuela, the cost of inventories and a higher contribution to deposit guarantee funds in the countries in which we operate.
          Gross income
          As a result of the foregoing, gross income for the six months ended June 30, 2010 increased 4.8% to €10,880 million from €10,380 million for the six months ended June 30, 2009.
          Administration costs
Administration costs increased 7.5% to €4,015 million for the six months ended June 30, 2010 from €3,734 million for the six months ended June 30, 2009, due primarily due to an increase of rent expenses related to the sale and leaseback of certain properties located in Spain during the third quarter of 2009 and an increase in costs associated with the investments that are currently being carried out including, for example, a new technological platform and the implementation of our growth plans.

     The table below provides a breakdown of administration cost for the six months ended June 30, 2010 and 2009.

	Six Months ended June 30,		Change
	2010	2009	2010
	(In Millions of Euros)		In Percentage
Administration cost
Personnel expenses
Wages and salaries	1,821	1,754	3.8%
Social security costs	281	276	1.8%
Transfers to internal pension provisions	21	22	(4.5)%
Contributions to external pension funds	39	34	14.7%
Other personnel expenses	202	205	(1.5)%

Total personnel expenses	2,364	2,291	3.2%

General and administrative expenses
Technology and systems	292	279	4.7%
Communications	137	128	7.0%
Advertising	162	127	27.6%
Property, fixtures and materials	369	309	19.4%
Of which:
Rent expenses	194	141	37.6%
Taxes other than income tax	145	129	12.4%
Other expenses	546	471	15.9%

Total general and administrative expenses	1,651	1,443	14.4%

Total administration cost	4,015	3,734	7.5%

     Depreciation and amortization
     Depreciation and amortization increased 3.1% to €365 million for the six months ended June 30, 2010 from €354 million for the six months ended June 30, 2009.
     Provisions (net)
     Provisions (net) increased 77.6% to €270 million for the six months ended June 30, 2010 from €152 million for the six months ended June 30, 2009, primarily due to a significant increase of substandard contingent liabilities.
     Impairment losses on financial assets (net)
     Impairment losses on financial assets (net) increased 24.4% to €2,419 million for the six months ended June 30, 2010 from €1,945 million for the six months ended June 30, 2009, principally due to an increase in provisions in connection with the increase in non-performing assets to €16,137 million as of June 30, 2010 from €15,602 million as of December 31, 2009 relating primarily to the deterioration of the economic environment in Spain and in certain of the areas in which we operate in the United States. The non-performing asset ratio was 4.2% as of June 30, 2010, 4.3% as of December 31, 2009 and 3.2% as of June 30, 2009. The non-performing assets ratio declined for the first time since 2006. The increase in impairment losses on financial assets (net) also resulted in an improvement in the coverage ratio to 61% as of June 30, 2010 from 57% as of December 31, 2009.
     Net operating income
     As a result of the foregoing, net operating income decreased 9.2% to €3,811 million for the six months ended June 30, 2010 from €4,195 million for the six months ended June 30, 2009.
     Impairment losses on other assets (net)
     Impairment losses on other assets (net) decreased 27.7% to €196 million for the six months ended June 30, 2010 from €271 million for the six months ended June 30, 2009, primarily attributable to a decrease in write-downs on real-estate investments.
     Gains (losses) on derecognized assets not classified as non-current assets held for sale
     Gains (losses) on derecognized assets not classified as non-current assets held for sale increased to €11 million for the six months ended June 30, 2010 from €9 million for the six months ended June 30, 2009.

     Gains (losses) in non-current assets held for sale not classified as discontinued transactions
     Gains (losses) in non-current assets held for sale not classified as discontinued operations decreased 65.7% to €24 million for the six months ended June 30, 2010 from €70 million for the six months ended June 30, 2009, primarily due to a lower volume of fixed assets sales in the first half of 2010 compared with the first half of 2009 and an increase of impairment in real state classified as non-current assets held for sale.
     Income before tax
     As a result of the foregoing, income before tax decreased 8.8% to €3,651 million for the six months ended June 30, 2010 from €4,003 million for the six months ended June 30, 2009.
     Income tax
     Income tax decreased 2.1% to €941 million for the six months ended June 30, 2010 from €961 million for the six months ended June 30, 2009. This decrease was lower than the decrease of income before tax due to an increase of the tax rate in Mexico as of January 1, 2010.
     Net income
     As a result of the foregoing net income decreased 10.9% to €2,710 million for the six months ended June 30, 2010 from €3,042 million for the six months ended June 30, 2009.
     Net income attributed to non-controlling interest
     Net income attributed to non-controlling interest decreased 24.7% to €183 million for the six months ended June 30, 2010 from €243 million for the six months ended June 30, 2009, principally due to exchange rate impacts.
     Net income attributed to parent company
     Net income attributed to parent company decreased 9.7% to €2,527 million for the six months ended June 30, 2010 from €2,799 million for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 11.07% decrease).
Results of Operations by Business Areas for the Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009
     Spain and Portugal

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	2,446	2,432	0.6%
Net fees and commissions	719	756	(4.8)%
Net gains (losses) on financial assets and liabilities and net exchange differences	102	109	(6.5)%
Other operating income and expenses	192	234	(17.9)%
GROSS INCOME	3,460	3,532	(2.0)%
Administrative costs	(1,210)	(1,227)	(1.4)%
Depreciation and amortization	(51)	(53)	(4.3)%
Impairment losses on financial assets (net)	(501)	(504)	(0.6)%
Provisions (net) and other gains (losses)	(6)	(22)	(73.2)%
INCOME BEFORE TAX	1,694	1,727	(1.9)%
Income tax	(508)	(515)	(1.3)%
NET INCOME	1,186	1,212	(2.2)%
Net income attributed to non-controlling interests	—	—	—
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,186	1,212	(2.2)%
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2010 amounted to €2,446 million, a 0.6% increase from €2,432 million recorded for the six months ended June 30, 2009. This increase was primarily due to pricing policy and management of customer spreads, which was designed to transfer the greater cost of credit and liquidity risk to asset operations and contain the cost of funds, as well improve growth of products with greater customer loyalty, such as residential mortgages and current and savings accounts.

     Net fees and commissions
     Net fees and commissions of this business area for the six months ended June 30, 2010 amounted to €719 million, a 4.8% decrease from the €756 million recorded for the six months ended June 30, 2009, primarily due to the continued weakness of banking activity and the moderate movement of funds in the reference market in the area.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2010 was €102 million, a 6.5% decrease from the €109 million recorded for the six months ended June 30, 2009, primarily due to the general deterioration in market conditions during the period.
     Other operating income and expenses (net)
     Other operating income and expenses of this business area for the six months ended June 30, 2010 amounted to €192 million, a 17.9% decrease compared with the €234 million recorded for the six months ended June 30, 2009, primarily due to the weakness of banking activity in general.
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2010 was €3,460 million, a 2.0% decrease from the €3,532 million recorded for the six months ended June 30, 2009.
     Administrative costs
     Administrative costs of this business area for the six months ended June 30, 2010 was €1,210 million, a 1.4% decrease compared with the €1,227 million recorded for the six months ended June 30, 2009, primarily due to the Group’s transformation plan, which helped to reduce wages and salaries, and through continued streamlining of the branch network. In addition, during the period, this business area has further reduced its employees located in Spain by nearly 200 and reduced the number of branches in Spain by 122.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €501 million, compared to a similar figure of €504 million for the six months ended June 30, 2009. The business area’s non-performing assets ratio decreased to 5.0% as of June 30, 2010 from 5.1% as of December 31, 2009 (3.7% as of June 30, 2009).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2010 was €1,694 million, a 1.9% decrease from the €1,727 million recorded for the six months ended June 30, 2009.
     Income tax
     Income tax of this business area for the six months ended June 30, 2010 decreased 1.3% to €508 million from €515 million for the six months ended June 30, 2009, primarily as a result of the decrease in income before tax.
     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2010 decreased 2.2% to €1,186 million from €1,212 million for the six months ended June 30, 2009.

     Mexico

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	1,817	1,686	7.8%
Net fees and commissions	596	535	11.5%
Net gains (losses) on financial assets and liabilities and net exchange differences	233	221	5.3%
Other operating income and expenses	79	64	23.6%
GROSS INCOME	2,725	2,506	8.7%
Administrative costs	(890)	(754)	17.9%
Depreciation and amortization	(40)	(33)	23.8%
Impairment losses on financial assets (net)	(656)	(740)	(11.3)%
Provisions (net) and other gains (losses)	(38)	(15)	n.m. (1)
INCOME BEFORE TAX	1,100	964	14.1%
Income tax	(300)	(237)	26.7%
NET INCOME	800	727	10.0%
Net income attributed to non-controlling interests	(1)	(1)	39.4%
NET INCOME ATTRIBUTED TO PARENT COMPANY	798	726	10.0%

(1)	Not meaningful.
     As discussed above under “Presentation of Financial Information Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the six months ended June 30, 2010 decreased compared to the average exchange rate for the six months ended June 30, 2009 resulting in a positive exchange rate effect on the income statement for the six months ended June 30, 2010.
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2010 was €1,817 million, a 7.8% increase from the €1,686 million recorded for the six months ended June 30, 2009. This increase was primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been a 1.8% decrease).
     Net fees and commissions
     Net fees and commissions of this business area for the six months ended June 30, 2010 was €596 million, an 11.5% increase from the €535 million recorded for the six months ended June 30, 2009, primarily as a result of the exchange-rate effect (assuming constant exchange rates there would have been a 1.4% increase, due primarily to greater fees charged by our pension fund administration business, Afore BBVA Bancomer and to an increase in investment companies activity).
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2010 was €233 million, a 5.3% increase from the €221 million recorded for the six months ended June 30, 2009, primarily as a result the exchange-rate effect (assuming constant exchange rates there would have been a 4.0% decrease, principally due to market volatility).
     Other operating income and expenses (net)
     Other operating income and expenses of this business area for the six months ended June 30, 2010 was €79 million, a 23.6% increase from the €64 million recorded for the six months ended June 30, 2009, principally due to growth in the insurance business.
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2010 amounted to €2,725 million, an 8.7% increase from the €2,506 million recorded for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 1.0% decrease).

     Administrative costs
     Administrative costs of this business area for the six months ended June 30, 2010 was €890 million, a 17.9% increase from the €754 million recorded for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 7.6% increase), primarily due to a three-year expansion and transformation plan implemented by BBVA Bancomer to take advantage of the long-term growth opportunities offered by the Mexican market. This plan involves significant investment growth, which we expect will be reflected in a slight increase in costs during the second half of 2010.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €656 million, an 11.3% decrease from the €740 million recorded for the six months ended June 30, 2009, primarily due to a modest recovery in economic conditions in Mexico. The business area’s non-performing assets ratio decreased to 3.8% as of June 30, 2010 from 4.1% as of December 31, 2009 (3.9% as of June 30, 2009).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2010 was €1,100 million, a 14.1% increase from the €964 million recorded for the six months ended June 30, 2009.
     Income tax
     Income tax of this business area for the six months ended June 30, 2010 was €300 million, a 26.7% increase from the €237 million recorded for the six months ended June 30, 2009, principally due to an increase in the tax rate in Mexico since January 1, 2010.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2010 was €798 million, a 10.0% increase from the €726 million recorded for the six months ended June 30, 2009, primarily due to the exchange-rate effect (assuming constant exchange rates the increase would have been 0.2%).

South America

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	1,197	1,235	(3.0)%
Net fees and commissions	457	427	7.0%
Net gains (losses) on financial assets and liabilities and net exchange differences	277	265	4.8%
Other operating income and expenses	(87)	(102)	(14.5)%
GROSS INCOME	1,844	1,824	1.1%
Administrative costs	(724)	(706)	2.6%
Depreciation and amortization	(61)	(57)	6.3%
Impairment losses on financial assets (net)	(214)	(215)	(0.4)%
Provisions (net) and other gains (losses)	(13)	(7)	76.2%
INCOME BEFORE TAX	832	839	(0.8)%
Income tax	(185)	(203)	(8.6)%
NET INCOME	647	636	1.7%
Net income attributed to non-controlling interests	(194)	(214)	(9.7)%
NET INCOME ATTRIBUTED TO PARENT COMPANY	453	421	7.6%
          As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the appreciation during the six months ended June 30, 2010 of certain of the currencies in the countries in which we operate in South America against the euro positively affected the results of operations of certain of our Latin American subsidiaries, whereas the depreciation of certain currencies in other countries in which we operate in South America against the euro negatively affected the results of operations of certain other of our Latin American subsidiaries. For example, the devaluation of the Venezuelan bolivar fuerte in January 2010 was partly offset by the appreciation of the currencies in Chile, Colombia and Peru.
          Net interest income
          Net interest income for the six months ended June 30, 2010 was €1,197 million, a 3.0% decrease compared with the €1,235 million recorded for the six months ended June 30, 2009. This decrease was primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been a 12.3% increase), which partially offset an increased volume of customer finance during the period in all geographical regions of this business area.
          Net fees and commissions
          Net fees and commissions of this business area amounted to €457 million for the six months ended June 30, 2010, a 7.0% increase from the €427 million recorded for the six months ended June 30, 2009, primarily due to fees charged for transactional services, and an initial recovery of fees related to securities and the wholesale businesses.
          Net gains (losses) on financial assets and liabilities and exchange differences
          Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2010 was €277 million, a 4.8% increase from the €265 million recorded for the six months ended June 30, 2009, primarily as a result of the valuation of U.S. dollar positions in Venezuela due to the devaluation of the Venezuelan bolivar fuerte and the appreciation of the dollar against the euro.
          Gross income
          As a result of the foregoing, the gross income of this business area for the six months ended June 30, 2010 was €1,844 million, a 1.1% increase from the €1,824 million recorded for the six months ended June 30, 2009.
          Administrative costs
          Administrative costs of this business area for the six months ended June 30, 2010 was €724 million, a 2.6% increase from the €706 million recorded for the six months ended June 30, 2009, primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been a 12.2% increase).

          Impairment on financial assets (net)
          Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €214 million, a 0.4% increase from the €215 million recorded for the six months ended June 30, 2009. The business area’s non-performing assets ratio decreased to 2.7% as of June 30, 2010 from 2.8% as of December 31, 2009 (2.6% as of June 30, 2009).
          Income before tax
          As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2010 amounted to €832 million, a 0.8% decrease compared with the €839 million recorded for the six months ended June 30, 2009, primarily due to exchange-rate movements (assuming constant exchange rates, there would have been a 6.5% increase).
          Income tax
          Income tax of this business area for the six months ended June 30, 2010 was €185 million, a 8.6% decrease from the €203 million recorded for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 4.4% decrease).
          Net income attributed to parent company
          Net income attributed to parent company of this business area for the six months ended June 30, 2010 was €453 million, a 7.6% increase from the €421 million recorded for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 12.9% increase).
     The United States

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	919	823	11.7%
Net fees and commissions	334	306	9.3%
Net gains (losses) on financial assets and liabilities and net exchange differences	72	88	(18.5)%
Other operating income and expenses	(19)	(23)	(16.8)%
GROSS INCOME	1,306	1,194	9.4%
Administrative costs	(652)	(571)	14.2%
Depreciation and amortization	(100)	(107)	(6.6)%
Impairment losses on financial assets (net)	(336)	(293)	14.7%
Provisions (net) and other gains (losses)	(18)	(21)	(15.2)%
INCOME BEFORE TAX	202	203	(0.3)%
Income tax	(58)	(64)	(9.2)%
NET INCOME	144	138	3.9%
Net income attributed to non-controlling interests	—	—	—
NET INCOME ATTRIBUTED TO PARENT COMPANY	144	138	3.9%
          As discussed above under “Presentation of Financial Information Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average dollar to euro exchange rate for the six months ended June 30, 2010 decreased compared to the average exchange rate for the six months ended June 30, 2009, resulting in a positive exchange-rate effect on the income statement for the six months ended June 30, 2010.
          Net interest income
          Net interest income for the six months ended June 30, 2010 was €919 million, an 11.7% increase from the €823 million recorded for the six months ended June 30, 2009, primarily due to the increase in volume of business resulting from the acquisition in August 2009 of certain assets and liabilities of Guaranty Bank (“Guaranty”).
          Net fees and commissions
          Net fees and commissions of this business area for the six months ended June 30, 2010 was €334 million, a 9.3% increase from the €306 million recorded for the six months ended June 30, 2009, also due to the integration of Guaranty.

          Net gains (losses) on financial assets and liabilities and exchange differences
          Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2010 was €72 million, an 18.5% decrease from the €88 million recorded for the six months ended June 30, 2009, primarily due to decreasing activity.
          Other operating income and expenses (net)
          Other operating income and expenses of this business area for the six months ended June 30, 2010 represented a loss of €19 million, compared to a loss of €23 million recorded for the six months ended June 30, 2009, principally due to a reduction in allocations to the deposit guarantee fund in the United States.
          Gross income
          As a result of the foregoing, gross income of this business area for the six months ended June 30, 2010 was €1,306 million, a 9.4% increase from the €1,194 million recorded for the six months ended June 30, 2009.
          Administrative costs
          Administrative costs of this business area for the six months ended June 30, 2010 was €652 million, a 14.2% increase from the €571 million recorded for the six months ended June 30, 2009, primarily due to the acquisition of Guaranty.
          Impairment on financial assets (net)
          Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €336 million, a 14.7% increase from the €293 million recorded for the six months ended June 30, 2009, primarily due to the increase in impaired assets arising from the economic downturn. However, the rate of growth of this item is slowing compared with the previous year. The non-performing assets ratio of this business area as of June 30, 2010 decreased to 4.3% from 4.4% as of December 31, 2009 (3.3% as of June 30, 2009).
          Income before tax
          As a result of the foregoing, the income before tax of this business area for the six months ended June 30, 2010 was €202 million, a 0.3% decrease from the €203 million recorded for the six months ended June 30, 2009.
          Income tax
          Income tax of this business area for the six months ended June 30, 2010 was €58 million, a 9.2% decrease from the €64 million recorded for the six months ended June 30, 2009.
          Net income attributed to parent company
          Net income attributed to parent company of this business area for the six months ended June 30, 2010 was €144 million, a 3.9% increase from the €138 million recorded for the six months ended June 30, 2009 (assuming constant exchange rates, there would have been a 2.1% decrease).

     Wholesale Banking and Asset Management

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	419	496	(15.9)%
Net fees and commissions	258	235	9.7%
Net gains (losses) on financial assets and liabilities and net exchange differences	37	36	4.6%
Other operating income and expenses	220	137	60.1%
GROSS INCOME	934	904	3.3%
Administrative costs	(240)	(229)	4.5%
Depreciation and amortization	(4)	(5)	(17.3)%
Impairment losses on financial assets (net)	(11)	(13)	(13.0)%
Provisions (net) and other gains (losses)	2	—	n.m (1)
INCOME BEFORE TAX	681	657	3.7%
Income tax	(149)	(177)	(15.9)%
NET INCOME	532	480	10.9%
Net income attributed to non-controlling interests	—	(2)	n.m (1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	532	477	11.4%

(1)	Not meaningful.
          Net interest income and net gains (losses) on financial assets and liabilities and exchange differences
          For internal management purposes, “net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.
          The aggregate balance of these two items for the six months ended June 30, 2010 was €456 million, a 14.2% decrease from the €532 million recorded for the six months ended June 30, 2009. This decrease was mainly due to high market volatility, which negatively affected trading income as credit spreads narrowed in the south of Europe, despite the good performance of commercial activity with customers in the Global Markets business unit.
          Net fees and commissions
          Net fees and commissions of this business area for the six months ended June 30, 2010 was €258 million, a 9.7% increase from the €235 million recorded for the six months ended June 30, 2009, primarily due to increased business activity with customers with a high business potential.
          Other operating income and expenses (net)
          Other operating income and expenses of this business area for the six months ended June 30, 2010 was €220 million, a 60.1% increase from the €137 million for the six months ended June 30, 2009, primarily due to the increased holding in CNCB.
          Gross income
          As a result of the foregoing, gross income of this business area for the six months ended June 30, 2010 was €934 million, a 3.3% increase from the €904 million recorded for the six months ended June 30, 2009.
          Administrative costs
          Administrative costs of this business area for the six months ended June 30, 2010 was €240 million, a 4.5% increase from the €229 million recorded for the six months ended June 30, 2009
          Impairment on financial assets (net)
          Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €11 million, a 13.0% decrease from the €13 million recorded for the six months ended June 30, 2009, primarily due to reduced lending activity, as well as a stronger focus on customers with a higher credit quality. The non-performing assets ratio of this business area increased to 1.4% as of June 30, 2010 from 1.3% as of December 31, 2009 (0.9% as of June 30, 2009).

          Income before tax
          As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2010 was €681 million, a 3.7% increase from the €657 million recorded for the six months ended June 30, 2009.
          Income tax
          Income tax of this business area for the six months ended June 30, 2010 was €149 million, a 15.9% decrease from the €177 million recorded for the six months ended June 30, 2009.
          Net income attributed to parent company
          Net income attributed to parent company of this business area for the six months ended June 30, 2010 was €532 million, an 11.4% increase from the €477 million recorded for the six months ended June 30, 2009.
Corporate Activities

	Six Months ended June 30,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(in Percentage)
NET INTEREST INCOME	138	186	(25.6)%
Net fees and commissions	(91)	(77)	17.8%
Net gains (losses) on financial assets and liabilities and net exchange differences	401	79	n.m (1)
Other operating income and expenses	163	233	(30.1)%
GROSS INCOME	611	420	45.3%
Administrative costs	(301)	(247)	21.6%
Depreciation and amortization	(109)	(99)	10.3%
Impairment losses on financial assets (net)	(701)	(181)	n.m (1)
Provisions (net) and other gains (losses)	(358)	(280)	27.9%
INCOME BEFORE TAX	(858)	(386)	n.m (1)
Income tax	260	235	10.5%
NET INCOME	(598)	(151)	n.m (1)
Net income attributed to non-controlling interests	12	(25)	n.m (1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	(586)	(176)	n.m (1)

(1)	Not meaningful.
          Net interest income
          Net interest income for the six months ended June 30, 2010 was €138 million, a 25.6% decrease from the €186 million recorded for the six months ended June 30, 2009, primarily due to an active management of the positions in euro on the balance sheet and the positive contribution of economic hedges on exchange rates.
          Net gains (losses) on financial assets and liabilities and exchange differences
          Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2010 was €401 million, compared with the €79 million recorded for the six months ended June 30, 2009, primarily due to an increase in sales of financial assets to take advantage of price volatility in sovereign bond markets.
          Other operating income and expense (net)
          Other operating income and expenses of this business area for the six months ended June 30, 2010 was €163 million, a 30.1% decrease from €233 million recorded for the six months ended June 30, 2009,.
          Gross income
          As a result of the foregoing, gross income of this business area for the six months ended June 30, 2010 was €611 million, a 45.3% increase from €420 million recorded for the six months ended June 30, 2009, due to the active management of the euro balance and positive results from ALCO portfolio, which has registered significant capital gains generated primarily by price volatility in sovereign bond markets.

          Administrative costs
          Administrative costs of this business area for the six months ended June 30, 2010 was €301 million, a 21.6% increase from the €247 million recorded for the six months ended June 30, 2009, primarily due to the costs of developing a new technological platform.
          Impairment on financial assets (net)
          Impairment on financial assets (net) of this business for the six months ended June 30, 2010 was €701 million, compared with the €181 million recorded for the six months ended June 30, 2009, principally due to an increase in provisions in light of economic conditions.
          Provisions (net) and other gains (losses)
          Provisions (net) and other gains (losses) for the six months ended June 30, 2010 amounted to €358 million, a 27.9% increase from the €280 million recorded for the six months ended June 30, 2009, primarily due to continuing provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.
          Income before tax
          As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2010 was a loss of €858 million, compared with a loss of €386 million recorded for the six months ended June 30, 2009.
          Income tax
          Income tax of this business area for the six months ended June 30, 2010 was €260 million compared with €235 million recorded for the six months ended June 30, 2009.
          Net income attributed to parent company
          Net income attributed to parent company of this business area for the six months ended June 30, 2010 constituted a loss of €586 million, compared with a loss of €176 million recorded for the six months ended June 30, 2009.
Material Differences between U.S. GAAP and EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
          Our Interim Consolidated Financial Statements have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Exhibit I: U.S. GAAP Reconciliation, give the effect that application of U.S. GAAP would have on net income for the period and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Reconciliation to U.S. GAAP
          As of June 30, 2010 and December 31, 2009, shareholders’ equity attributable to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €31,453 million and €29,300 million, respectively.
          As of June 30, 2010 and December 31, 2009, shareholders’ equity attributable to parent company in accordance with U.S. GAAP was €38,683 million and €36,172 million, respectively.
          The increase in shareholders’ equity attributable to parent company under U.S. GAAP as of June 30, 2010 and December 31, 2009 as compared to shareholders’ equity attributable to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and BBVA Bancomer (2004).
          For the six months ended June 30, 2010 and June 30, 2009, net income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €2,527 million and €2,799 million, respectively.
          For the six months ended June 30, 2010 and June 30, 2009, net income under U.S. GAAP was €2,421 million and €2,692 million, respectively.
          The differences in net income for the six months ended June 30, 2010 under U.S. GAAP as compared with net income attributed to parent company for the six months ended June 30, 2010 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation item “Valuation of assets” and “Accounting of derivatives”.

          See Exhibit I: U.S. GAAP Reconciliation, for a quantitative reconciliation of net income attributed to parent company and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.
Liquidity and Capital Resources
          Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.
          Liquidity risk management and controls are explained In Note 7.3 to the Interim Consolidated Financial Statements. In addition, disclosures about outstanding contractual maturities of assets and liabilities are shown in Note 7.5 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected statistical information — Short-term Borrowings”.
          We are a Spanish banking company and conduct substantial business activities in Spain. Like other banks operating in Spain and Europe, our performance and liquidity may be affected by economic conditions affecting Spain and other EU member states. There has been an improvement in some macroeconomic indicators during the first half of 2010. Nevertheless, certain countries in Europe, including Spain, have relatively large sovereign debts or fiscal deficits, or both, which led to tensions in the international debt capital markets and interbank lending market and euro exchange rate volatility during the period.
          The publication in July 2010 of the results of the financial stress tests in the euro area partially alleviated pressures and helped restore confidence in the Spanish and European banking sector. According to such tests, in the worst case scenario prescribed under such tests for 2011, BBVA would maintain approximately the same Tier 1 capital ratio (9.3%) that it had at the end of 2009 (9.4%). Nevertheless, the economic situation remains uncertain in Spain and the European Union and a cause for concern, and any negative developments could adversely affect the cost of funding.
          For additional information related to the stress tests and our sovereign debt exposure, please see “Stress Test and Sovereign Debt Exposure” below.
          The following table shows the balances as of June 30, 2010 and December 31, 2009 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2010	2009
	(In Millions of Euros)
Customer deposits	257,830	254,183
Due to credit entities	94,729	70,312
Debt securities in issue	105,395	117,817
Other financial liabilities	8,375	5,624

Total	466,329	447,936

     Customer deposits
          Customer deposits amounted to €257,830 million as of June 30, 2010, a 1.4% increase compared to €254,183 million as of December 31, 2009. Our customer deposits, excluding assets sold under repurchase agreements amounted to €243,225 million as of June 30, 2010, compared to €242,194 million as of December 31, 2009. See Note 23.3 to the Interim Consolidated Financial Statements.
     Due to credit entities
          Amounts due to credit entities amounted to €94,729 million as of June 30, 2010 from €70,312 million as of December 31, 2009, mainly due to the increasing volume of the interbank deposits and deposits from central banks in countries in which the Group operates. See Note 23.1 and 23.2 to the Interim Consolidated Financial Statements.
     Capital markets
          As of June 30, 2010 we had €86,407 million of senior debt outstanding, comprised of €68,325 million in bonds and debentures and €18,082 million in promissory notes and other securities, compared with €99,939 million, €70,357 million and €29,582 million outstanding as of December 31, 2009, respectively. See Note 23.4 to the Interim Consolidated Financial Statements. In addition, we had a total of €12,856 million in subordinated debt, including convertible subordinated obligations in an aggregate principal amount of €2,000 million issued in September 2009, and €5,262 million in preferred stock outstanding as of June 30, 2010, and included in the total of debt securities in issue, compared to €12,117 million and €5,188 million outstanding as of December 31, 2009, respectively. See Appendix VIII of the Interim Consolidated Financial Statements.
          The average maturity of our outstanding debt as of June 30, 2010, was the following:

Senior debt	5.1 years
Subordinated debt (excluding preference shares)	8.2 years
     Generation of Cash Flow
          We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example,

BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.
          Even where minimum capital requirements are met and funds are legally available therefor, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.
          There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group of any restrictions that could be adopted in any given country.
          We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
          See Note 53 of the Interim Consolidated Financial Statements about disclosures of our Consolidated Statements of Cash Flows.
     Capital
          Under the Bank of Spain’s capital adequacy regulations, as of June 30, 2010 and December 31, 2009, we were required to have a ratio of consolidated capital as calculated under such regulations to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2010, this ratio was 12.04%, down from 12.89% as of December 31, 2009, and our capital adequacy exceeded the minimum level required by 50%, down from 61% at the prior year-end.
          Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2010 and December 31, 2009, our consolidated Tier I risk-based capital ratio was 9.2% and 9.4%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.7% and 13.6%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.
Stress Test and Sovereign Debt Exposure
          In July 2010, the Committee of European Banking Supervisors (CEBS), published the results of the stress tests performed in conjunction with national financial supervisors. The overall objective of this exercise was to provide policy information for assessing the resilience of the EU banking system to possible adverse economic developments and to assess the ability of banks to absorb possible shocks in credit and market risks, including potential sovereign defaults by European governments.
          This stress test exercise was conducted on a sample of 91 European banks that represented 65% of the total assets of the EU banking sector as a whole. The commitment made at the European level was that participating institutions of each country should represent 50% of the banking sector. The Bank of Spain conducted the stress test for all saving banks and for almost all commercial banks, including all listed banks, which together represented 95% of the total assets of the Spanish banking sector.
          The stress test focused mainly on credit and market risks, including the exposures to European sovereign debt. The focus of the stress test was on capital adequacy; liquidity risks were not directly stress tested. The exercise was carried out on the basis of the consolidated year-end 2009 figures and the scenarios have been applied over a period of two years — 2010 and 2011. The aggregate Tier I capital ratio was used as a common measure of banks resilience to shocks.
          For the purpose of stress testing the credit risk and simulating profit and losses, two sets of macro-economic scenarios, namely benchmark and adverse, including sovereign shock, were used.
          The adverse scenario incorporates in the case of Spain a high degree of stress that translates into a decline in GDP in 2010-2011 of 2.6%, a decline in housing prices and other assumptions for the evolution of net operational income.
          The benchmark ratio was established as a ratio of Tier 1 capital to total risk weighted assets (RWA) of 6%. This is not a legal requirement.
          According to such tests, in the worst case scenario prescribed under such tests for 2011, BBVA would maintain approximately the same Tier 1 capital ratio (9.3%) that it had at the end of 2009 (9.4%).
          The information disclosed in the aforementioned strest test included BBVA´s exposures to sovereign risk as of March 31, 2010 for European countries.
          We present in the following table a detail of BBVA’s global exposure to European and non-European sovereign debt as of June 30, 2010:

Rating	TOTAL	%
	(In Millions of Euros)
AAA	5,034	5.4%
AA+	509	0.5%
AA	51,961	55.6%
Of which:
Spain	51,797
AA - to A -	30,032	32.1%
Of which:
Mexico	23,121
Italy	4,907
Ireland	15
Portugal	456

BBB+ and below	5,921	6.3%
Of which:
Greece	107

TOTAL	93,456	100%

Off-Balance Sheet Arrangements
          In addition to loans, we had outstanding the following contingent liabilities and commitments as of each of the dates indicated:

	As of June 30,	As of December
	2010	31, 2009
	(In Millions of Euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	64	45
Guarantees and other sureties	27,429	26,266
Other contingent liabilities	8,666	6,874

Total contingent liabilities	36,159	33,185

Commitments:
Balances drawable by third parties:
Credit entities	2,120	2,257
Public authorities	4,292	4,567
Other domestic customers	30,153	29,604
Foreign customers	55,145	48,497

Total balances drawable by third parties	91,710	84,925
Other commitments	6,298	7,398

Total commitments	98,008	92,323

Total contingent liabilities and commitments	134,167	125,508

           See Notes 34, 35 and 37 of the Interim Consolidated Financial Statements relating to “Financial Guarantees”, “Assets assigned to other own and third party obligation” and “Purchase and sale commitments and future payment obligations”, respectively, about disclosures of collaterals, off-balance sheet arrangements and certain repurchase agreements and other contractual obligations.
          In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of June 30, 2010 and December 31, 2009:

		As of
	As of June 30,	December
	2010	31, 2009
	(In Millions of Euros)
Mutual funds	47,452	47,415
Pension funds	72,964	63,189
Other managed assets	25,018	26,501

Total	145,434	137,105

          See Note 38 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.
MAJOR SHAREHOLDERS
          As of June 30, 2010, to our knowledge, no person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of June 30, 2010, there were 897,894 registered holders of BBVA’s shares, with an aggregate of 3,747,969,121 shares, of which 165 shareholders with registered addresses in the United States held a total of 750,581,115 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of June 30, 2010.
SUBSEQUENT EVENTS
          Amendment of the Bank of Spain Circular 4/2004
          On July 13, 2010, the Bank of Spain Circular 3/2010 of June 29 was published in the Boletín Oficial del Estado (BOE). The Circular introduced a modification to Circular 4/2004 with regard to hedging for impairment losses on credit risk (non-performing loan provisions) by Spanish credit institutions.
          The Bank of Spain has modified and updated certain parameters established by Annex IX of said Circular to adjust them to the experience and information of the Spanish banking sector as a whole following the financial crisis of the past few years.
          The modification to the Circular entered into force on September 30, 2010. At the date of preparation of the Interim Consolidated Financial Statements, the Group is assessing the impact of this modification, although it anticipates that it will not have a significant impact in the allowance for loan losses in the consolidated financial statements.
          Dividend distribution
          On September 30, 2010, our Board of Directors approved the distribution, as the second gross interim dividend against 2010 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend will be paid as of October 11, 2010, according to the regulations applicable to the depositary entities through which payment will be made.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND
COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
Unaudited Interim Consolidated Financial Statements and
Explanatory Notes Corresponding to the Six-Month Period
Ended June 30, 2010

I	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	F-133
II	Additional information on consolidated subsidiaries composing the BBVA Group	F-142
III	Additional information on jointly controlled companies accounted for using the proportionate consolidation method in the BBVA Group	F-151
IV	Additional information on investment and jointly controlled companies accounted for using the equity method in the BBVA Group	F-152
V	Changes and notification of investments and divestments in the BBVA Group in the six-month period ended June 30, 2010	F-153
VI	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2010	F-155
VII	BBVA’s Group securitization funds	F-156
VIII	Breakdown of the most significant outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2010 and December 31, 2009	F-157
IX	Consolidated balance sheets as of June 30, 2010 and December 31, 2009 held in foreign currency	F-161
X	Glossary	F-162

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Notes 1 to 5)

		Millions of Euros
		June	December
ASSETS	Notes	2010	2009 (*)

CASH AND BALANCES WITH CENTRAL BANKS	9	22,298	16,344

FINANCIAL ASSETS HELD FOR TRADING	10	73,330	69,733

Loans and advances to credit institutions		—	—
Loans and advances to customers		—	—
Debt securities		24,863	34,672
Equity instruments		5,537	5,783
Trading derivatives		42,930	29,278

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,796	2,337

Loans and advances to credit institutions		—	—
Loans and advances to customers		—	—
Debt securities		728	639
Equity instruments		2,068	1,698

AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	60,729	63,521

Debt securities		55,231	57,071
Equity instruments		5,498	6,450

LOANS AND RECEIVABLES	13	361,766	346,117

Loans and advances to credit institutions		21,846	22,239
Loans and advances to customers		339,259	323,442
Debt securities		661	436

HELD-TO-MATURITY INVESTMENTS	14	9,768	5,437

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	118	—

HEDGING DERIVATIVES	15	4,586	3,595

NON-CURRENT ASSETS HELD FOR SALE	16	1,509	1,050

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	4,692	2,922

Associates		4,402	2,614
Jointly controlled entities		290	308

INSURANCE CONTRACTS LINKED TO PENSIONS		—	—

REINSURANCE ASSETS	18	40	29

TANGIBLE ASSETS	19	6,747	6,507

Property, plants and equipment		5,181	4,873
For own use		4,466	4,182
Other assets leased out under an operating lease		715	691
Investment properties		1,566	1,634

INTANGIBLE ASSETS	20	8,546	7,248

Goodwill		7,518	6,396
Other intangible assets		1,028	852

TAX ASSETS	21	7,053	6,273

Current		1,208	1,187
Deferred		5,845	5,086

OTHER ASSETS	22	4,939	3,952

Inventories		2,337	1,933
Rest		2,602	2,019

TOTAL ASSETS		568,917	535,065

(*)	Presented for comparison purposes only
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated balance sheet as of June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Notes 1 to 5)

		Millions of Euros
		June	December
LIABILITIES AND EQUITY	Notes	2010	2009 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	10	43,734	32,830

Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customers deposits		—	—
Debt certificates		—	—
Trading derivatives		39,801	29,000
Short positions		3,933	3,830
Other financial liabilities		—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,651	1,367

Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customer deposits		—	—
Debt certificates		—	—
Subordinated liabilities		—	—
Other financial liabilities		1,651	1,367

FINANCIAL LIABILITIES AT AMORTIZED COST	23	466,329	447,936

Deposits from central banks		32,154	21,166
Deposits from credit institutions		62,575	49,146
Customer deposits		257,830	254,183
Debt certificates		86,407	99,939
Subordinated liabilities		18,988	17,878
Other financial liabilities		8,375	5,624

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—

HEDGING DERIVATIVES	15	2,191	1,308

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	24	8,068	7,186

PROVISIONS	25	8,483	8,559

Provisions for pensions and similar obligations		5,999	6,246
Provisions for taxes and other legal contingencies		332	299
Provisions for contingent exposures and commitments		313	243
Other provisions		1,839	1,771

TAX LIABILITIES	21	2,171	2,208

Current		524	539
Deferred		1,647	1,669

OTHER LIABILITIES	22	3,438	2,908

TOTAL LIABILITIES		536,065	504,302

(*)	Presented for comparison purposes only

		Millions of Euros
		June	December
LIABILITIES AND EQUITY (Continued)	Notes	2010	2009 (*)

STOCKHOLDERS’ FUNDS		30,609	29,362

Common Stock	27	1,837	1,837
Issued		1,837	1,837
Unpaid and uncalled (-)		—	—
Share premium	28	12,453	12,453
Reserves	29	14,594	12,074
Accumulated reserves (losses)		14,517	11,765
Reserves (losses) of entities accounted for using the equity method		77	309
Other equity instruments		23	12
Equity component of compound financial instruments		—	—
Other equity instruments		23	12
Less: Treasury stock	30	(493)	(224)
Income attributed to the parent company		2,527	4,210
Less: Dividends and remuneration		(332)	(1,000)

VALUATION ADJUSTMENTS	31	844	(62)

Available-for-sale financial assets		462	1,951
Cash flow hedging		151	188
Hedging of net investment in a foreign transactions		(366)	219
Exchange differences		454	(2,236)
Non-current assets held-for-sale		—	—
Entities accounted for using the equity method		143	(184)
Other valuation adjustments		—	—

NON-CONTROLLING INTEREST	32	1,399	1,463

Valuation adjustments		(74)	18
Rest		1,473	1,445

TOTAL EQUITY		32,852	30,763

TOTAL LIABILITIES AND EQUITY		568,917	535,065

		Millions of Euros
		June	December
MEMORANDUM ITEM	Notes	2010	2009 (*)

CONTINGENT EXPOSURES	34	36,159	33,185
CONTINGENT COMMITMENTS	34	98,008	92,323

(*)	Presented for comparison purposes only
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated balance sheet as of June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2010 AND 2009
(Notes 1 to 5)

		Millions of Euros
		June	June
	Notes	2010	2009 (*)

INTEREST AND SIMILAR INCOME	39	10,457	12,911
INTEREST AND SIMILAR EXPENSES	39	(3,520)	(6,053)
NET INTEREST INCOME		6,937	6,858

DIVIDEND INCOME	40	257	248
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	151	27
FEE AND COMMISSION INCOME	42	2,678	2,638
FEE AND COMMISSION EXPENSES	43	(406)	(457)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,067	446
Financial instruments held for trading		490	136
Other financial instruments at fair value through profit or loss		18	29
Other financial instruments not at fair value through profit or loss		559	281
Rest		—	—
NET EXCHANGE DIFFERENCES		56	352
OTHER OPERATING INCOME	45	1,771	1,755
Income on insurance and reinsurance contracts		1,324	1,313
Financial income from non-financial services		296	229
Rest of other operating income		151	213
OTHER OPERATING EXPENSES	45	(1,631)	(1,487)
Expenses on insurance and reinsurance contracts		(942)	(936)
Changes in inventories		(259)	(191)
Rest of other operating expenses		(430)	(360)
GROSS INCOME		10,880	10,380

ADMINISTRATION COSTS	46	(4,015)	(3,734)
Personnel expenses		(2,364)	(2,291)
General and administrative expenses		(1,651)	(1,443)
DEPRECIATION AND AMORTIZATION	47	(365)	(354)
PROVISIONS (NET)	48	(270)	(152)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(2,419)	(1,945)
Loans and receivables		(2,350)	(1,869)
Other financial instruments not at fair value through profit or loss		(69)	(76)

NET OPERATING INCOME		3,811	4,195

(*)	Presented for comparison purposes only.

		Millions of Euros
		June	June
	Notes	2010	2009 (*)

NET OPERATING INCOME		3,811	4,195

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(196)	(271)
Goodwill and other intangible assets		—	—
Other assets		(196)	(271)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	11	9
NEGATIVE GOODWILL		1	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	24	70

INCOME BEFORE TAX		3,651	4,003

INCOME TAX	21	(941)	(961)

INCOME FROM CONTINUING TRANSACTIONS		2,710	3,042

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—

NET INCOME		2,710	3,042

Net Income attributed to parent company		2,527	2,799
Net income attributed to non-controlling interests	32	183	243

		Euros
		June	June
	Notes	2010	2009 (*)

EARNINGS PER SHARE	5
Basic earnings per share		0.66	0.76
Diluted earnings per share		0.66	0.76

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated income statement for the six months period ended June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Notes 1 to 5)

	Millions of Euros
	June	June
	2010	2009 (*)

NET INCOME RECOGNIZED IN INCOME STATEMENT	2,710	3,042

OTHER RECOGNIZED INCOME (EXPENSES)	814	259

Available-for-sale financial assets	(2,048)	233
Valuation gains/losses	(2,151)	478
Amounts removed to income statement	100	(245)
Reclassifications	3	—
Cash flow hedging	(47)	117
Valuation gains/losses	(59)	119
Amounts removed to income statement	12	(2)
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedging of net investment in foreign transactions	(585)	(67)
Valuation gains/losses	(585)	(67)
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	3,000	64
Valuation gains/losses	2,927	64
Amounts removed to income statement	73	—
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/losses	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	—	—
Entities accounted for using the equity method	364	23
Valuation gains/losses	364	23
Amounts removed to income statement	—	—
Reclassifications	—	—
Rest of recognized income and expenses	—	—
Income tax	130	(111)

TOTAL RECOGNIZED INCOME/EXPENSES	3,524	3,301

Attributed to the parent company	3,433	3,026

Attributed to minority interests	91	275

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated statements of recognized income and expenses for the six months period ended June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Notes 1 to 5)

	Millions of Euros
	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)					Less:
				Reserves (Losses)		Less:	Profit for the	Dividends				Non-
	Common		Reserves	from Entities	Other	Treasury	Year Attributed	and	Total	Valuation		controlling
	Stock	Share Premium	(Accumulated	Accounted for Using	Equity	Stock	to Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
	(Note 27)	(Note 28)	Losses)	the Equity Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity

Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Total income/expense recognized	—	—	—	—	—	—	2,527	—	2,527	906	3,433	91	3,524
Other changes in equity	—	—	2,752	(232)	11	(269)	(4,210)	668	(1,280)	—	(1,280)	(155)	(1,435)
Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	11	—	—	—	11	—	11	—	11
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(557)	(332)	(889)	—	(889)	(161)	(1,050)
Transactions including treasury stock and other equity instruments (net)	—	—	(107)	—	—	(269)	—	—	(376)	—	(376)	—	(376)
Transfers between total equity entries	—	—	2,863	(210)	—	—	(3,653)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(4)	(22)	—	—	—	—	(26)	—	(26)	6	(20)

Balances as of June 30, 2010	1,837	12,453	14,517	77	23	(493)	2,527	(332)	30,609	844	31,453	1,399	32,852

	Millions of Euros
	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)					Less:
				Reserves (Losses)		Less:	Profit for the	Dividends				Non-
	Common		Reserves	from Entities	Other	Treasury	Year Attributed	and	Total	Valuation		controlling
	Stock	Share Premium	(Accumulated	Accounted for Using	Equity	Stock	to Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
	(Note 27)	(Note 28)	Losses)	the Equity Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity (*)

Balances as of January 1, 2009	1,837	12,770	8,801	608	90	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	8,801	608	90	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Total income/expense recognized	—	—	—	—	—	—	2,799	—	2,799	228	3,027	274	3,301
Other changes in equity	—	(317)	3,065	(165)	(82)	697	(5,020)	1,820	(2)	—	(2)	(103)	(105)
Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	5	—	—	—	5	—	5	—	5
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(102)	(102)
Transactions including treasury stock and other equity instruments (net)	—	—	(305)	—	—	697	—	—	392	—	392	—	392
Transfers between total equity entries	—	—	3,359	(159)	—	—	(5,020)	1,820	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)
Rest of increases/reductions in total equity	—	—	11	(6)	—	—	—	—	5	—	5	(1)	4

Balances as of June 30, 2009	1,837	12,453	11,866	443	8	(23)	2,799	—	29,383	(702)	28,681	1,220	29,901

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated statements of changes in equity for the six months period ended June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2010 AND 2009
(Notes 1 to 5)

		Millions of Euros
		June	June
	Notes	2010	2009 (*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	53	11,590	8,530

Net income for the year		2,710	3,042
Adjustments to obtain the cash flow from operating activities:		(1,854)	453
Depreciation and amortization		365	354
Other adjustments		(2,219)	99
Net increase/decrease in operating assets		(19,574)	7,485
Financial assets held for trading		(3,596)	2,235
Other financial assets designated at fair value through profit or loss		(459)	(334)
Available-for-sale financial assets		2,791	(9,875)
Loans and receivables		(15,649)	16,297
Other operating assets		(2,661)	(838)
Net increase/decrease in operating liabilities		29,367	(3,410)
Financial liabilities held for trading		10,904	(5,480)
Other financial liabilities designated at fair value through profit or loss		284	262
Financial liabilities at amortized cost		17,283	1,885
Other operating liabilities		896	(77)
Collection/Payments for income tax		941	960

CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(6,510)	75

Investment		6,520	177
Tangible assets		749	16
Intangible assets		176	—
Investments		1,198	4
Subsidiaries and other business units		66	7
Non-current assets held for sale and associated liabilities		—	150
Held-to-maturity investments		4,331	—
Other settlements related to investing activities		—	—
Divestments		10	252
Tangible assets		—	—
Intangible assets		—	27
Investments		—	14
Subsidiaries and other business units		10	27
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	184
Other collections related to investing activities		—	—

(*)	Presented for comparison purposes only.

(Continued)

		Millions of Euros
		June	June
	Notes	2010	2009 (*)

CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(1,570)	(177)

Investment		6,342	3,583
Dividends		554	625
Subordinated liabilities		1,216	—
Common stock amortization		—	—
Treasury stock acquisition		4,118	2,774
Other items relating to financing activities		454	184
Divestments		4,772	3,406
Subordinated liabilities		934	16
Common stock increase		—	—
Treasury stock disposal		3,838	3,338
Other items relating to financing activities		—	52

EFFECT OF EXCHANGE RATE CHANGES (4)		2,447	(20)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		5,957	8,408

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		16,331	14,642

CASH OR CASH EQUIVALENTS AT END OF THE YEAR		22,288	23,050

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF		June	June
THE YEAR	Notes	2010	2009 (*)

Cash		3,355	3,069
Balance of cash equivalent in central banks		18,933	19,981
Other financial assets		—	—
Less: Bank overdraft refundable on demand		—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	22,288	23,050

Of which:
Held by consolidated subsidiaries but not available for the Group		—	—

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 59 and Appendices I to X are an integral part of the consolidated statements of cash flows for the six months period ended June 30, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
EXPLANATORY NOTES FOR THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2010
1. INTRODUCTION, BASIS FOR PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION
1.1 INTRODUCTION
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Bank or BBVA) is a private-law entity, subject to the rules and regulations governing banking institutions operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.
The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao).
In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s consolidated financial statements.
As of June 30, 2010, the Group was made up of 328 companies accounted for under the full consolidation method and 7 under the proportionate consolidation method. A further 70 companies are accounted for using the equity method (see Notes 3 and 17 and Appendices II to VII of these interim consolidated financial statements).
The Group’s consolidated financial statements as of December 31, 2009 were approved by the shareholders at the Bank’s Annual General Meeting on March 12, 2010.
1.2. BASIS FOR THE PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The Group’s accompanying interim consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, EU-IFRS) applicable at June 30, 2010, and additionally considering the Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.
The BBVA Group’s interim consolidated financial statements were prepared applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2010, together with the consolidated results of its operations, the changes in the consolidated equity, consolidated recognized income and expenses and consolidated cash flows in the Group in the six-month period ended June 30, 2010. These interim consolidated financial statements and their explanatory notes were prepared on the basis of the accounting records kept by the Bank and by each of the other companies in the Group and include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).
All accounting policies and valuation criteria with a significant effect in the interim consolidated financial statements were applied in their preparation.
The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, except as stated otherwise due to the need for a smaller unit. Therefore, there may be occasions when a balance does not appear in the financial statements because it is in units of euros. In addition, the percentage changes are calculated using thousands of euros. The accounting balances have been rounded to present the amounts in millions of euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

1.3. COMPARATIVE INFORMATION
The information contained in these interim consolidated financial statements and in the explanatory notes referring to December 31, 2009 and June 30, 2009 is presented, solely for comparison purposes, with information relating to June 30, 2010.
1.4. SEASONAL NATURE OF INCOME AND EXPENSES
The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.
1.5. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE
The information contained in these BBVA Group interim consolidated financial statements is the responsibility of the Group’s Directors.
Estimates were occasionally made by the Bank and the consolidated companies in preparing these interim consolidated financial statements in order to quantify some of the assets, liabilities, income, expenses and commitments reported. These estimates relate mainly to the following:
•	Impairment on certain financial assets (see Notes 7, 8, 12, 13 and 14).

•	Assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of consolidation goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).
Although these estimates were made on the basis of the best information available as of June 30, 2010 on the events analyzed, events that take place in the future might make it necessary to change them (upwards or downwards) in the coming years.
1.6. BBVA GROUP INTERNAL CONTROL OVER FINANCIAL REPORTING MODEL
The BBVA Group Internal Control over Financial Reporting Model (“ICFR Model”) includes a set of processes and procedures that the Group’s Management has designed to reasonably guarantee fulfillment of the Group’s set control targets. These control targets have been set to ensure the reliability and integrity of the consolidated financial information, as well as the efficiency and effectiveness of transactions and fulfillment of applicable standards.
The ICFR Model is based on the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, COSO) international standards. The five components that COSO establishes to determine whether an internal control system is effective and efficient are:
•	Evaluate all of the risks that could arise during the preparation of the financial information.

•	Design the necessary control activities to mitigate the most critical risks.

•	Monitor the control activities to ensure they are fulfilled and they are effective over time.

•	Establish the right reporting circuits to detect and report system weaknesses or flaws.

•	Set up a suitable control area to track all of these activities.

The BBVA Group ICFR Model is summarized in the following chart:
ICFR Model is implemented in the Group’s main entities using a common and uniform methodology.
To determine the scope of the ICFR Model annual evaluation, the main companies, headings and most significant processes are identified based on quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria (related to typology, complexity, nature of risks and the business structure), ensuring coverage of critical risks for the BBVA Group consolidated financial statements. As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.
2. PRINCIPLES OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS
The Glossary (see Appendix X) includes the definition of financial and economic terms used in this Note 2 and subsequent explanatory notes.
2.1. PRINCIPLES OF CONSOLIDATION
The accounting principles and valuation criteria used to prepare the Group’s interim consolidated financial statements may differ from those used by certain companies in the Group. For this reason, the required adjustments and reclassifications were made on consolidation to harmonize the principles and criteria used and to make them compliant with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
The results of subsidiaries acquired during the period are included taking into account only the period from the date of acquisition to the end of the period. The results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.
The Group consolidated companies are classified into three types, according to the method of consolidation: subsidiaries, jointly controlled entities and associates entities.
Subsidiaries
Subsidiaries (see the Glossary) are those companies which the Group has the capacity to control. Control is presumed to exist when the parent owns, either directly or indirectly through other subsidiaries, more than one half of an entity’s voting power, unless, in exceptional cases, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it.
The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.
The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interest” in the accompanying consolidated balance sheets and their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements (see Note 32).
Note 3 include information on the main companies in the Group as of June 30, 2010. Appendix II includes the most significant information on these companies.
Jointly controlled entities
These are entities that, while not being subsidiaries, fulfill the definition of “joint business” (see the Glossary).
Since the implementation of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the Group has applied the following policy in relation to investments in jointly controlled entities:
•	Jointly controlled financial entities: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of June 30, 2010 and December 31, 2009, the contribution of jointly controlled financial entities to the main figures in the Group’s consolidated financial statements under the proportionate consolidation method, calculated on the basis of the Group’s holding in them, is shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for	June	December
Under the Proportionate Method	2010	2009
Assets	1,080	869
Liabilities	1,019	732
Equity	36	38

Net income	14	17

Additional disclosure is not provided as these investments are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated by the Group under the proportionate method.

•	Jointly controlled non-financial entities: It is considered that the effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of reflecting these investments.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact, if any, that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.
Associate entities
Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as available-for-sale investments.
Moreover, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.
Investments in associates are accounted for using the equity method (see Note 17). Appendix IV shows the most significant information on the associates consolidated using the equity method.

2.2. ACCOUNTING POLICIES AND VALUATION CRITERIA APPLIED
The following accounting policies and valuation criteria were used in preparing these interim consolidated financial statements were as follows:
2.2.1. FINANCIAL INSTRUMENTS
a) Valuation of financial instruments and recognition of changes in valuations
All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.
All the changes during the year, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for this year (see Note 39). The dividends accrued in the year are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year (see Note 40).
The changes in the valuations after the initial recognition, for reasons other than those included in preceding paragraph, are described below according to the categories of financial assets and liabilities:
•	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”
Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation at fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). Changes resulting from variations in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.
The fair value of the financial derivatives included in the held for trading portfolios is calculated by their daily quoted price if there is an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are valued using methods similar to those used in over-the-counter (“OTC”) markets.
The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by the financial markets: the net present value (NPV) method, option price calculation models, etc.(see Note 8).
•	“Available-for-sale financial assets”
Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation at fair value (gains or losses) are initially recognized for their net amount, under the heading “Valuation adjustments — Available-for-sale financial assets” in the accompanying consolidated balance sheets.
Valuation adjustments arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments — Exchange differences” in the accompanying consolidated balance sheets. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.
The amounts recognized under the headings “Valuation adjustments — Available-for-sale financial assets” and “Valuation adjustments — Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in it. If these assets are sold, these amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net exchange differences”, as appropriate, in the consolidated income statement for the period in which they are derecognized.

In the particular case of gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, although they had not been classified in a previous balance sheet as non-current assets held for sale (see note 52).
The net impairment losses in the “Available-for-sale financial assets” during the year are recognized under the heading “Impairment losses on financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements for that year.
•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”
Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, as the consolidated entities has the intention to hold such financial instruments to maturity.
Net impairment losses of assets under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) — Loans and receivables” or “Impairment losses on financial assets (net) — Other financial instruments not valued at fair value through profit or loss” in the income statement for that year.
•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges”
Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes produced subsequent to the designation of hedging in the valuation of financial instruments designated as hedged items as well as financial instruments under hedge accounting are recognized according to the following criteria:
•	In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments, the gains or losses that arise in the valuation of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•	In cash flow hedges and hedges of net investments in a foreign operations, the differences in valuation in the effective hedging of hedging items are recognized temporarily under the heading “Valuation adjustments — Cash flow hedging” and “Valuation adjustments — Hedging of net investments in foreign transactions” respectively. These valuation changes are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction takes place or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39). Differences in the valuation of the hedging items corresponding to the ineffective portions of cash flow hedges and hedges of net investments in foreign operations are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statement.

•	In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Hedging of net investments in foreign transactions”. These differences in valuation are recognized under the heading “Net exchange differences” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

- Other financial instruments
The following exceptions have to be highlighted with respect to the above general criteria:
•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, for any impairment loss.

•	Valuation adjustments arising from financial instruments classified at balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments — Non-current assets held for sale” in the accompanying consolidated balance sheets.
b) Impairment on financial assets
Definition of impaired financial assets
A financial asset is considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are recorded, if appropriate, in the consolidated income statement for the period in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments — Available-for-sale financial assets” in the consolidated balance sheet.
Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Calculation of impairment on financial assets
The impairment on financial assets is determined by type of instrument and the category in which they are recognized. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions.
The amount of impairment losses of debt securities at amortized cost is measured as a function of whether the impairment losses are determined individually or collectively.
Impairment losses determined individually
The quantification of impairment losses on assets classified as impaired is done on an individual basis in connection with customers whose aggregated operations are equal to or exceed €1 million.
The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
The following is to be taken into consideration when estimating the future cash flows of debt instruments:
•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).
•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.
These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.
As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.
Impairment losses determined collectively
The quantification of impairment losses is determined on a collective basis in the following two cases:
•	Assets classified as impaired of customers in which the amount of the exposure to the Bank is less than €1 million.

•	Asset portfolio not impaired currently but which presents an inherent loss.
Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the accompanying interim consolidated financial statements that has yet to be allocated to specific transactions.
The Group estimates collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 57% on “Loans and receivables” of the Group as of June 30, 2010), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain (in force as of June 30, 2010 on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk).
Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models (IRBs), which were approved by the Bank of Spain for some portfolios in 2008, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.
The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.
To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 15.55% of the “Loans and receivables” of the Group as of June 30, 2010).
Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:
1. Impaired financial assets
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.

In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follows:
Allowance Percentages for Unsecured Transactions

Age of the Past-due Amount	Allowance Percentage Range
Up to 6 months	4.5% - 5.3%
Over 6 months and up to 12 months	27.4% - 27.8%
Over 12 months and up to 18 months	60.5% - 65.1%
Over 18 months and up to 24 months	93.3% - 95.8%
Over 24 months	100%
In the case of transactions secured by completed houses when the total exposure is equal or inferior 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follows:
Allowance Percentages for Transactions Secured by Totally Built Houses when the Risk Exposure is equal or inferior 80% of the Value of the Guarantee or Collateral

Age of the Past-due Amount	Allowance Percentage Range
Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%
In the rest of transactions secured by real property in which the entity has began the process to take possession of the pledge and taking into account the age of the past-due amounts, the allowance percentages are as follows:
Allowance Percentages for the Rest of Transactions Secured by Real Estate Property

Age of the Past-due Amount	Allowance Percentage Range
Up to 6 months	3.8% - 4.5%
Over 6 months and up to 12 months	23.3% - 23.6%
Over 12 months and up to 18 months	47.2% - 55.3%
Over 18 months and up to 24 months	79.3% - 81.4%
Over 24 months	100%
Regarding the coverage level to be applied to defaulting transactions secured by property (homes, offices and completed multi-use sites, as well as rural properties), the value of the collateral must be taken into account, applying the previous percentages to the amount of those transactions exceeding 70% of the property value.
Debt instruments for which, without qualifying as doubtful in terms of criteria for classification as past-due, there is reasonable doubt that they will be recovered on the initially agreed terms, are analyzed individually.
2. Not individually impaired assets
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:
Allowance Percentages for Non-Impaired transaction collectively assesses

Type of Risk	Allowance Percentage Range
Negligible risk	0%
Low risk	0.06% - 0.75%
Medium-low risk	0.15% - 1.88%
Medium risk	0.18% - 2.25%
Medium-high risk	0.20% - 2.50%
High risk	2.50% - 3.13%
3. Country Risk Allowance or Provision
Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (as of June 30, 2010, this provision represents a 0.37% in the provision for insolvencies of the Group).
Impairment of other debt instruments
The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments — Available-for-sale financial assets” and are recognized in the consolidated income statement. If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.
Impairment of equity instruments
The amount of the impairment in the equity instruments is determinated by the category where is recognized:
•	Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation adjustments — Available-for-sale financial assets” in the accompanying consolidated balance sheet (Note 31).

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2. TRANSFERS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.
Financial assets are only derecognized the consolidated balance sheet when the cash flows they generate have extinguished or when their implicit risks and benefits have been substantially transferred out to third parties. Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).
When the risks and benefits of transferred assets are substantially transferred to third parties, the financial asset transferred is derecognized the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.
The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets.
If all the risks and benefits associated with the transferred financial asset are substantially retained:
•	The transferred financial asset is not derecognized and continues to be measured in the consolidated balance sheet using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost —Debt certificates” in the accompanying consolidated balance sheet (see Note 23). As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the accompanying consolidated income statements.
Purchase and sale commitments
Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.
Financial instruments acquired with an agreement to subsequently resell them are not recognized in the accompanying consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.
Securitization
In the specific instance of the securitization funds to which the Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:
•	The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements with a view to generating benefits or gains from the securitization funds’ operations.

•	The entity retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•	The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.
The consolidated Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not significant. In this instance, the consolidated Group may derecognize the securitized assets.
The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains the risks and rewards on such assets for all securitizations performed since 1 January 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the consolidated balance sheets (see Note 13.3 and Appendix VII) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.
2.2.3. FINANCIAL GUARANTEES
Financial guarantees are considered those contracts that oblige their issuer to make specific payments to reimburse the lender for a loss incurred when a specific borrower breaches its payment obligations on the terms — whether original or subsequently modified — of a debt instrument, irrespective of the legal form it may take. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.
Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).
The provisions made for financial guarantees classified as substandard are recognized under the heading “Provisions — Provisions for contingent exposures and commitments” in the liability side in the accompanying consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions” in the accompanying consolidated income statements (see Note 48).
Income from guarantee instruments is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).
2.2.4. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The heading “Non-current assets held-for-sale” in the accompanying consolidated balance sheets recognized the carrying amount of financial or non-financial assets that are not part of operating activities of the Group. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16). The assets included under this heading are assets where an active sale plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which they are classified as such.
This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The Group has units that specialize in real estate management and the sale of this type of asset.
Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the accompanying consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.
Non-current assets held for sale are generally measured at fair value less sale costs or their carrying amount upon classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking into consideration valuations performed by companies of authorized values in each of the geographical areas in which the assets are located. The BBVA Group requires that these valuations be no more than one year old, or less if there are other signs of impairment losses. In the case of Spain, the main independent valuation and appraisal companies authorized by the Bank of Spain, that are not related parties with the BBVA Group and entrusted with the appraisal of these assets are: Sociedad de Tasación, S.A., Valtecnic, S.A., Krata, S.A., Gesvalt, S.A., Alia Tasaciones, S.A., Tasvalor, S.A. and Tinsa, S.A.
As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains(losses) on non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.
2.2.5. TANGIBLE ASSETS
Tangible assets — Property, plants and equipment for own use
The heading “Tangible assets — Property, plants and equipment — For own use” relates to the assets under ownership or acquired under lease finance, intended for future or current use by the Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.
Tangible assets — property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net value of each item with its corresponding recoverable value.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.
The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):
Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4.00%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 10%
The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.
At each accounting close, the entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.
Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the accompanying consolidated income statements under the heading “General and administrative expenses — Property, fixtures and equipment ” (see Note 46.2).
Other assets leased out under an operating lease
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.
Investment properties
The heading “Tangible assets — Investment properties” in the accompanying consolidated balance sheets reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation through sale and are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).
The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.
The criteria used by the BBVA Group to determine their recoverable value is based on independent appraisals no more than 1 year old, unless there are other indications of impairment.
2.2.6. INVENTORIES
The balance of “Other assets — Inventories” in the accompanying consolidated balance sheets mainly reflects the land and other properties that Group’s real estate companies hold for sale as part of their property development activities (see Note 22).
The BBVA Group recognized inventories at their cost or net realizable value, whichever is lower:
•	The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories need a period of more than a year to be in a condition to be sold.

•	The net realizable value is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for obtaining their net realizable value is mainly based on independent appraisals of no more than 1 year old, or less if there are other indications of impairment. In the case of Spain, the main independent valuation and appraisal companies included in the Bank of Spain’s official register and entrusted with the appraisal of these assets are: Gesvalt, S.A., Eurovalor, S.A., Krata, S.A., Sociedad de Tasación, S.A., Tinsa, S.A.
The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) — Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.
In the sale transactions, the carrying amount of inventories is derecognized from the balance sheet and recognized as an expense under the heading “Other operating expenses — Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income — Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7. BUSINESS COMBINATIONS
The result of a business combination is that the Group obtains control of one or more entities. It is accounted for by the purchase method.
The purchase method records business combinations from the point of view of the acquirer, who has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized. The purchase method can be summed up as a measurement of the cost of the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.
The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets (including possible intangible assets identified in the acquisition), liabilities and contingent liabilities of the acquired entity are recognized under the heading “Intangible assets — Goodwill” in the accompanying consolidated balance sheets. The negative differences are credited to “Negative goodwill” in the accompanying consolidated income statements.
The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions. In other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.
2.2.8. INTANGIBLE ASSETS
Goodwill
Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.
For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the entity and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:
•	Is the lowest level at which the entity manages goodwill internally.

•	Is not larger than an operating segment.
The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.
For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, is compared with its recoverable amount.
The recoverable amount of a cash-generating unit is equivalent to its value in use. Value in use is calculated as the discounted value of the cash flow projections that the division estimates and is based on the latest budgets approved for the next three years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.
If the carrying amount of the cash-generating unit exceeds the related recoverable amount the entity recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the non-controlling interests may be recognized.

In any case, impairment losses on goodwill can never be reversed. Impairment losses on goodwill are recognized under the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50).
Other intangible assets
These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.
The Group has not recognized any intangible assets with an indefinite useful life.
Intangible assets with a finite useful life are amortized according to this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).
The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are similar to those used for tangible assets.
2.2.9. INSURANCE AND REINSURANCE CONTRACTS
In accordance with standard accounting practice in the insurance industry, consolidated insurance entities credit the amounts of the premiums written to the income statement and charge the cost of the claims incurred on final settlement thereof to income. Insurance entities are therefore required to accrue the unearned loss and profit credited to their income statements and the accrued costs not charged to income at the end of the period.
The most significant accruals that consolidated entities recognized in relation to direct insurance contracts that they arranged relate to the following (see Note 24):
•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:
•	Provision for unearned premiums: These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued up to the end of the period that has to be allocated to the period from the reporting date to the end of the policy period.

•	Mathematical provision: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations.
•	Non-life insurance provisions:
•	Provisions for unearned premiums: Provisions for unearned premiums intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued up to the end of the period that has to be allocated to the period from the reporting date to the end of the policy period.

•	Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.
•	Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the end of the period. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
•	Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•	Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.
The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.
Reinsurance assets and liabilities under insurance contracts
The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).
The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).
The income or expense reported by the Group’s insurance companies on their insurance activities is recognized, attending to it nature in the corresponding items of the accompanying consolidated income statements.
2.2.10. TAX ASSETS AND LIABILITIES
Corporation tax expense in Spain and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (Note 21).
The “Tax assets” heading in the accompanying consolidated balance sheets includes the amount of all tax assets, divided into: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (including taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application).
The “Tax liabilities” heading in the accompanying consolidated balance sheets includes the amount of all tax liabilities, except for provisions for taxes, are broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).
Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.
Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a combination of business) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.
2.2.11. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES
The heading “Provisions” in the accompanying consolidated balance sheets includes amounts recognized to cover the Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or cancellation date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.
Provisions are recognized in the balance sheet when each and every one of the following requirements is met: The Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. This heading includes provisions for tax and legal litigation.
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).
Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.
2.2.12. POST-EMPLOYMENT BENEFITS AND OTHER LONG-TERM COMMITMENTS TO EMPLOYEES
Below is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (see Note 26).
Commitments valuation: actuarial assumptions and gains/losses recognition
The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
In adopting the actuarial assumptions, the following are taken into account:
•	They are unbiased, in that they are neither imprudent nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds or debentures.
The Group recognizes all actuarial differences under the heading “Provisions (net)” (see Note 48) in the accompanying consolidated income statements for the period in which they arise in connection with commitments assumed by the Group for its staff’s early retirement schemes, benefits awarded for seniority and other similar concepts.
The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly under the heading “Reserves” (see Note 29) in the accompanying consolidated balance sheets.
The Group does not apply the option of deferring actuarial gains and losses in equity to any of its employee commitments using the so-called corridor approach.
Post-employment benefits
•	Pensions
Post-employment benefits include defined-contribution and defined-benefit commitments.
•	Defined-contribution commitments
The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The contributions made each period by the Group’s companies for defined-contribution retirement commitments, which are recognized with a charge to the heading “Personnel expenses- Contribution to external pension funds” in the accompanying consolidated income statements (see Note 46).
•	Defined-benefit commitments
Some of the Group’s companies have defined-benefit commitments for permanent disability and death of certain current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and retired employees. Defined benefit commitments are funded by insurance contracts and internal provisions.
The amounts recognized in the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by the prior service cost and the fair value of plan assets, if applicable, which are to be used directly to settle employee benefit obligations.
These retirement commitments are charged to the heading “Provisions (net)” in the accompanying consolidated income statements (see Note 48).
The current contributions made by the Group’s companies for defined-benefit retirement commitments covering current employees are charged to the heading “Administration costs — Personnel expenses” in the accompanying consolidated income statements (see Note 46).
•	Early retirements
In the first half of 2010, as in previous years, the Group offered some employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement then in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provisions (net)” in the accompanying consolidated income statements (see Note 48). The present values for early retirement are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).
The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are included in the previous section “Pensions”.
•	Other post-employment welfare benefits
Some of the Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements (see Note 46).
Other long-term commitments to employees
Some of the Group’s companies are obliged to deliver goods and services. The most significant, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service bonuses.
Some of these commitments are measured according to actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Other provisions” in the accompanying consolidated balance sheets (see Note 25).
The welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (see Note 46).
Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.
2.2.13. EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity measures the goods or services received and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity measures their value and the corresponding increase in equity indirectly, by reference to the fair value of the equity instruments granted, at grant date.
When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected on the profit and loss account, as these have already been accounted for in calculating their initial fair value. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the income statement with the corresponding increase in equity.
2.2.14. TERMINATION BENEFITS
Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this item.
2.2.15. TREASURY STOCK
The amount of the equity instruments that the Group’s entities own is recognized under “Stockholders’ funds — Treasury stock” in the accompanying consolidated balance sheets. The balance of this heading relates mainly to Bank shares held by some of its consolidated companies (see Note 30).
These shares are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds — Reserves” in the accompanying consolidated balance sheets (see Note 29).

2.2.16. FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:
•	Assets and liabilities: at the average spot exchange rates as of the date of each of the accompanying consolidated balance sheets.

•	Income and expenses and cash flows: at the average exchange rates for the period from January 1, 2010 to the date of each of the accompanying consolidated income statements.

•	Equity items: at the historical exchange rates.
The exchange differences arising from the conversion of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recognized in the “Net exchange differences” heading of the consolidated income statement. However, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet.
The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments — Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.
The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets, with reference to the most significant foreign currencies, are set forth in Appendix IX.
2.2.17. RECOGNITION OF INCOME AND EXPENSES
The most significant criteria used by the Group to recognize its income and expenses are as follows:
Interest income and expenses and similar items
As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also, dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.
However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon it is received, from the recovery of the impairment loss.
Commissions, fees and similar items
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant income and expense items in this connection are:
•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.
Non-financial income and expenses
These are recognized for accounting purposes on an accrual basis.

Deferred collections and payments
These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
2.2.18. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES
The heading “Other operating income — Financial income from non-financial services” in the accompanying consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies (see Note 45).
2.2.19. LEASES
Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.
When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.
When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets — Property, plants and equipment — Other assets leased out under an operating lease” in the accompanying consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the accompanying consolidated income statements on a straight line basis within “Other operating income - Rest of other operating income “ (see Note 45).
If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.
The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.
2.2.20. CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES
The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. It distinguishes between those recognized as results in the consolidated income statements from “Other recognized income (expenses)” recognized directly in the total equity.
“Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.
The sum of the changes to the heading “Valuation adjustments” of the total equity and the income of the year forms the “Total recognized income/expenses”.
2.2.21. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.
The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22. CONSOLIDATED STATEMENTS OF CASH FLOWS
The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance.
For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.
The composition of component of cash and equivalents with respect to the headings of the consolidated balance sheets is shown in the accompanying consolidated cash flow statements.
To prepare the consolidated cash flow statements, the following items are taken into consideration:
•	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand deposits with other credit institutions.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities.
2.2.23. ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES
In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 criteria, to determine whether an economy has a high inflation rate the country’s economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or save in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.
Since the end of 2009, the Venezuelan economy is considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, as of June 30, 2010 and December 31, 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries based in Venezuela to correct for the effect of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.
The historical differences as of January 1, 2009 between the re-expressed costs and the previous costs in the non-monetary headings were credited to “Reserves” on the consolidated balance sheet for 2009, while the differences for 2009, and the re-expression of the income statement as of December 31, 2009 were recognized in the consolidated income statement for 2009.
The effects of inflation accounting in Venezuela in the consolidated income statement corresponding to the six months ended June 30, 2010 were not significant.
In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other economic measures will be adopted. The effects of this devaluation in the consolidated income statement corresponding to the six months ended June 30, 2010 and on consolidated equity were not significant.

2.3 RECENT IFRS PRONOUNCEMENTS
a) STANDARDS AND INTERPRETATIONS EFFECTIVE DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2010
The following modifications to the IFRS or their interpretations (IFRIC) came into force in the first half of 2010. Their integration in the Group has not had a significant impact on these interim consolidated financial statements:
Second IFRS annual improvements project
The IASB published its second annual improvements project, which includes small amendments in the IFRS. These are mostly applicable for the annual period starting after January 1, 2010.
The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.
IFRS 2 Amended — Share-based payment
The IASB published an amendment to IFRS 2 — “Share-based payment” on how a subsidiary is to account, in its individual financial statements, for share-based payment arrangements of the group (for both creditors and employees) in the event the payment is made with another Group subsidiary or the parent company.
The amendments clarify that the entity receiving the goods and services in a share-based payment transaction must, in its financial statements, account for said goods and services in accordance with IFRS 2, regardless of which group entity makes the payment or of the payment being made in shares or cash. Under IFRS 2, the Group includes the parent company and its subsidiaries, in line with that stipulated in IAS 27 — Consolidate and separate financial statements.
Furthermore, the contents of IFRIC 8 — “Scope of IFRS 2” and IFRIC 11- “Group and Treasury Share Transactions” are incorporated into IFRS 2, thus nullifying them.
IFRS 3 Revised — Business combinations, and Amendment to IAS 27 — Consolidated and separate financial statements
The amendments to IFRS 3 and IAS 27 represent some significant changes to various aspects related to accounting for business combinations. They generally place more emphasis on using the fair value. Some of the main changes are: acquisition costs will be recognized as expense instead of the current practice of considering them at the greater the cost of the business combination; acquisitions in stages, in which at the time of the takeover the acquirer will revalue its investment at fair value or there is the option of valuing the non-controlling interests in the acquired company at fair value, instead of the current practice of only valuing the proportional share of the fair value of the acquired net assets.
For the six months ended June 30, 2010, no significant business combination has required the application of the modifications established in the IFRS 3 and IAS 27 standards.
IAS 39 Amended — Financial Instruments: Recognition and valuation. Eligible hedged items
The amendment to IAS 39 introduces new requirements on eligible hedged items.
The amendment stipulates that:
•	Inflation may not be designated as a hedged item unless it is identifiable and the inflation portion is a contractually specified portion of cash flows of an inflation-linked financial instrument, and the rest of the cash flows are not affected by the inflation-linked portion.

•	When changes in cash flows or the fair value of an item are hedged above or below a specified price or other variable (a one-side risk) via a purchased option, the intrinsic value and time value components of the option must be separated and only the intrinsic value may be designated as a hedging instrument.

IFRIC 17 — Distributions of non-cash assets to owners
This new interpretation stipulates that all distributions of non-cash assets to owners must be valued at fair value, clarifying that:
•	The dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.
IFRIC 18 —Transfer of assets from customers
This clarifies the requirements for agreements in which an entity receives an item of property, plant, and equipment from a customer which the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or both.
The basic principle of IFRIC 18 is that when the item of property, plant and equipment meets the definition of an asset from the perspective of the recipient, the recipient must recognize the asset at its fair value on the date of the transfer with a balancing entry in ordinary income in accordance with IAS 18.
b) STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE GROUP AS OF JUNE 30, 2010
New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of close of these consolidated financial statements. These were not obligatory as of June 30, 2010. Although in some cases the IASB permits early adoption before they enter into force, the Group has not done so as of this date.
The future impacts that the adoption of these standards could have not been analyzed to date.
IAS 24 Revised — Related party disclosures
This amendment to IAS 24 refers to the disclosures of related parties in the financial statements. There are two main new features. One of them introduces a partial exemption for some disclosures when the relationship is with companies that depend on or are related to the State (or an equivalent governmental institution) and the definition of related party is revised, establishing some relations that were not previously explicit in the standard.
This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.
IAS 32 — Classification of preferred subscription rights
The amendment to IAS 32 clarifies the classification of preferred subscription rights (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency. The proposed amendment establishes that the rights to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency of the exercise price and whether the entity gives the tag-along rights to all of the existing shareholders (in accordance with current standards they must be posted as liability derivatives).
This amendment will apply for years beginning after February 1, 2010. Early adoption is permitted.
IFRIC 14 Amended — Prepayment of Minimum Funding Contributions
The IASB issued an amendment to IFRIC 14 to correct the fact that, under the current IFRIC 14, in certain circumstances it is not permitted to recognize some prepayments of minimum funding contributions as assets.
This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.
IFRIC 19 — Settlement of financial liabilities through equity instruments
In the current market situation, some entities are renegotiating conditions regarding financial liabilities with their creditors. There are cases in which creditors agree to receive equity instruments that the debtor has issued to cancel part or all of the financial liabilities. IFRIC 19 has issued an interpretation that clarifies the posting of these transactions from the perspective of the instruments issuer, and states that these securities must be valued at fair value. If this value cannot be calculated, they will be valued at the fair value of the cancelled liability. The difference between the cancelled liability and the issued instruments will be recognized in the income statement.
This amendment will apply for years beginning after July 1, 2010. Early adoption is permitted.
IFRS 9 — Financial Instruments
On November 12, 2009, the IASB published IFRS 9 — Financial Instruments as the first stage of its plan to replace IAS 39 — Financial Instruments: Recognition and Valuation. IFRS 9, which introduces new requirements for the classification and valuation of financial assets, is compulsory from January 1, 2013 onwards, although voluntary adoption is permitted from December 31, 2009 onwards. The European Commission has decided not to adopt IFRS 9 for the time being. The possibility of early adoption of this first part of the standard ended for European entities.
The IASB intends to extend IFRS 9 during 2010 to add new requirements for the classification and valuation of financial liabilities, derecognize financial instruments, impairment methodology and hedge accounting. By the end of 2010 IFRS 9 will have completely replaced IAS 39.
Third annual improvements project for the IFRS
The IASB has published its third annual improvements project, which includes small amendments in the IFRS. These will mostly be applicable for annual periods starting after January 1, 2011.
The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.
3. BANCO BILBAO VIZCAYA ARGENTARIA GROUP
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also engages in business activity in other sectors, such as insurance, real estate and operational leasing.
The following table sets forth information related to the Group’s total assets as of June 30, 2010 and December 31, 2009 the Group’s income attributed to parent company for the six months ended June 30, 2010 and year ended December 31, 2009, broken down by the companies in the group according to their activity:

	Millions of Euros/Percentages
				% of the Net
Contribution to Consolidated Group.	Total Assets	% of the Total	Net Income	Income
Entities by Main Activities	Contributed to	Assets of the	Attributed to	Attributed to
June 2010	the Group	Group	Parent Company	Parent Company

Banks	528,189	92.85%	2,196	86.91%
Financial services	8,618	1.51%	136	5.39%
Portfolio, securities dealers and mutual funds management companies	11,903	2.09%	(216)	(8.55%)
Insurance and pension fund managing company	17,598	3.09%	410	16.23%
Real Estate, services and other entities	2,609	0.46%	1	0.02%

Total	568,917	100.00%	2,527	100.00%

	Millions of Euros/ Percentage
				% of the Net
	Total Assets	% of the Total	Net Income	Income
	Contributed to	Assest of the	Attributed to	Attributed to
Contribution to Consolidated Group.	the Group	Group	Parent Company	Parent Company
Entities by Main Activities	December 2009	December 2009	June 2009	June 2009

Banks	505,398	94.46%	2,566	91.68%
Financial services	7,980	1.49%	135	4.82%
Portfolio, securities dealers and mutual funds management companies	3,053	0.57%	(252)	(9.00%)
Insurance and pension fund managing company	16,168	3.02%	373	13.32%
Real Estate, services and other entities	2,466	0.46%	(23)	(0.82%)

Total	535,065	100.00%	2,799	100.00%

The Group’s activity is mainly located in Spain, Mexico, the United States and Latin America, with an active presence in Europe and Asia (see Note 17).
As of June 30, 2010, and December 31, 2009, the total assets of the Group’s most significant subsidiaries, broken down by countries in which the Group operates, were as follows:

	Millions of Euros
	June	December
Total Assets by Countries	2010	2009

Spain	379,000	370,621
Mexico	73,242	61,655
The United States	58,056	49,576
Chile	12,333	10,253
Venezuela	8,315	11,410
Colombia	8,286	6,532
Peru	9,150	7,311
Argentina	5,949	5,030
Rest	14,586	12,677

Total	568,917	535,065

For the six months ended June 30, 2010 and 2009, the “Interest and similar income” of the Group’s most significant subsidiaries, broken down by countries where Group operates, were as follows:

	Millions of Euros
	June	June
Interest and Similar Income by Countries	2010	2009

Spain	4,759	6,826
Mexico	2,704	2,863
The United States	1,046	1,011
Chile	387	235
Venezuela	444	722
Colombia	345	401
Peru	280	305
Argentina	285	298
Rest	207	250

Total	10,457	12,911

Appendix II shows relevant information on the Group’s subsidiaries as of June 30, 2010.
Appendix III shows relevant information on the consolidated jointly controlled entities accounted for using the proportionate consolidation method, as of June 30, 2010.
Appendix V shows the main changes in ownership interests for the six months ended June 30, 2010.
Appendix VI shows details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of June 30, 2010.
•	Spain
The Group’s activity in Spain is fundamentally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s interim individual financial statements as of June 30, 2010.

The following table sets forth BBVA’s total assets and income before tax as a proportion of the total assets and consolidated income before tax of the Group, as of June 30, 2010 and December 31, 2009:

	June	December
Contribution of BBVA, S.A. to the Total Assets and Income before Taxes of BBVA Group	2010	2009

% BBVA Assets over Group Assets	63%	67%
% BBVA Income before tax over consolidated income before tax	42%	49%
The Group also has other companies in Spain’s banking sector, insurance sector, real estate sector and service and operating lease companies.
•	Mexico
The Group’s presence in Mexico dates back to 1995. It operates mainly through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. and in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.
- United States and Puerto Rico
In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in various southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc., taking control of these entities and the companies in their groups. The merger between the three banks based in Texas owned by the Bank (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank, Inc. took place in 2008.
In 2009, through its subsidiary BBVA Compass, the Group acquired certain assets and liabilities of Guaranty Bank, Inc. (hereinafter, “Guaranty Bank”) from the Federal Deposit Insurance Corporation (hereinafter, “FDIC”). At the date of acquisition, Guaranty Bank operated 105 branches in Texas and 59 in California.
The BBVA group also has a significant presence in Puerto Rico through its subsidiary BBVA Puerto Rico, S.A.
•	Latin America
The Group’s activity in Latin America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.
The Group owns more than 50% of most of the companies in these countries. Below is a list of the companies which, although less than 50% owned by the BBVA Group, as of June 30, 2010, are fully consolidated at this date as a result of agreements between the Group and the other shareholders giving the Group effective control of these entities (see Note 2.1):

Companies with a Less than a 50% Share but that have entered	% Controlled
into Agreements for Control with other Shareholders	Voting Rights	% Ownership

Banco Continental, S.A.	92.2	46.1
Comercializadora Corporativa SAC	100.0	50.0
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100.0	46.1
Continental DPR Finance Company	100.0	46.1
Continental Sociedad Titulizadora, S.A.	100.0	46.1
Continental, S.A. Sociedad Administradora de Fondos	100.0	46.1
Inmuebles y Repercusiones Continental, S.A.	100.0	46.1
Banco Provincial Overseas N.V.	100.0	48.0

Changes in the Group
The most significant changes in subsidiaries during the six months ended June 30, 2010 and 2009 are as follows:
In the six months period ended June 30, 2010
•	Purchase of Credit Uruguay Banco
In May 2010, the Group announced that it has reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group for an approximate total of 100 million US dollars. This acquisition has not yet been formalized, as it was still pending the corresponding authorizations at the time these accompanying interim consolidated financial statements were prepared.
In 2009
•	Purchase of assets and liabilities of Guaranty Bank
On August 21, 2009, through its subsidiary BBVA Compass, the Group acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors.
BBVA Compass acquired assets, mostly loans, for approximately $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of the Group’s total assets and liabilities, respectively, on the acquisition date.
In addition, the purchase included a loss-sharing agreement with the U.S. supervisory body FDIC under which the latter undertook to assume 80% of the losses of the loans purchased by the BBVA Group up to the first $2,285 million, and up to 95% of the losses if they exceeded this amount. This commitment has a maximum term of 5 or 10 years, based on the portfolios.
4. DIVIDENDS PAID BY THE BANK
The dividends paid per share during the six months ended June 30, 2010 and 2009, respectively, were as follows:

	June 2010			June 2009
			Amount			Amount
	% Over	Euros per	(Millions of	% Over	Euros per	(Millions of
Dividends Paid	Nominal	Share	Euros)	Nominal	Share	Euros)

Ordinary shares	31%	0.150	562	34%	0.167	626
Rest of shares	—	—	—	—	—	—

Total dividends paid	31%	0.150	562	34%	0.167	626

Dividends with charge to income	31%	0.150	562	34%	0.167	626
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

On April 12, 2010, the complementary dividend for the year 2009 was paid for a gross amount of €0.150 per share (€0.1215 net per share).
The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. at a meeting held on June 30, 2010, resolved to distribute the first dividend against the profit of 2010, amounting to a total of €0.090 gross (€0.0729 net) per share. The aggregate amount of the interim dividends declared as of June 30, 2010 that was paid as of July 10, 2010, net of the amount collected by the Group companies, was €332 million and was recognized under the heading “Stockholders’ funds — Dividends and remuneration” in the consolidated balance sheet (Note 23).

The provisional financial statement prepared as of May 31, 2010 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts to the interim dividend was as follows:

Available Amount for Interim Dividend Payments	May 31, 2010
Profit at each of the dates indicated, after the provision for income tax	1,432
Less -	—

Estimated provision for Legal Reserve	—
Interim dividends paid	—

Maximum amount distributable	1,432

Amount of proposed interim dividend	337

The AGM held on March 13, 2009 approved an additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve, €317 million, by giving Banco Bilbao Vizcaya Argentaria, S.A. stockholders shares in the common stock from the treasury stock.
5. EARNINGS PER SHARE
The calculation for earning per share for the six months ended June 30, 2010 and 2009 was as follows:

	June	June
Basic and Diluted Earnings per Share	2010	2009

Numerator for earnings per share (Millions of euros)
Net income attributed to parent company	2,527	2,799
Adjustment: Mandatory convertible bonds interest expenses	35	—

Net income adjusted (Numerator for basic and diluted earnigs per share)	2,562	2,799

Denominator for earnings per share (Millions of shares)
Weighted average number of shares outstanding (*)	3,697	3,703
Average number of estimated shares to be converted	212	—

Adjusted number of shares (Denominator for basic earnings per share)	3,909	3,703

Basic earnings per share (Euros per share)	0.66	0.76

Diluted earnings per share (Euros per share)	0.66	0.76

(*)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
Basic earnings per share are determined by dividing the “Net income attributed to parent company” from the accompanying consolidated income statements by the weighted average number of shares outstanding during the period.
Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.
Therefore, in 2009, the Bank issued convertible bonds amounting to €2,000 million, which did not significantly affect the calculation of diluted earnings (see Note 23.4). Since the conversion is obligatory on the date of their final maturity, in accordance with the IAS 33 criteria, the adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share.
These adjustments require that, in both the basic earnings and the diluted earnings per share:

•	In the numerator, the Net income attributed to Parent Company is increased by the amount of the coupon that it would stop paying, generating the so-call “Net income adjusted” from the table above.
•	In the denominator, the average number of shares in circulation is increased by the estimated number of shares after the conversion if done that day, generating the so-called “Average adjusted number of shares” in the table above.
As of June 30, 2010 and 2009, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the basic earnings per share.
6. BASIS AND METHODOLOGY FOR SEGMENT REPORTING
Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, all the companies making up the Group are also assigned to the different segments according to their activity.
Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:
•	Economic capital: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio. This target level is applied at two levels: the first is adjusted core capital, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies in the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area.

•	Internal transfer prices: the calculation of the net interest income of each business is performed using rates adjusted for the maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business units is performed at market prices.

•	Allocation of operating expenses: Both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred.

•	Cross selling: On certain occasions, consolidation adjustments are made to eliminate overlap accounted for in the results of one or more units as result of cross-selling focus.
Description of the Group’s business segments
The business areas described below are considered the Group’s business segments. The composition of the Group’s business areas as of June 30, 2010 was as follows:
•	Spain and Portugal, which includes: the Retail Banking network in Spain, including the segments of individual customers, private banking and small business and retailer banking in the domestic market; Corporate and Business Banking, which encompasses the segments of SMEs, corporations, institutions and developers in the domestic market; and all other units, among which are Consumer Finance, BBVA Seguros and BBVA Portugal.

•	Mexico: includes the banking, pensions and insurance businesses in the country.

•	South America: includes the banking, pensions and insurance businesses in South America.

•	United States: includes the banking and insurance businesses in the U.S., as well as those in Puerto Rico.

•	Wholesale Banking & Asset Management (“WB&AM”), made up of: Corporate and Investment Banking, which includes the work of offices in Europe and Asia with large corporations and companies; Global Markets, responsible for liquidity assets management and distribution services in the same markets; Asset Management, which includes the management of investment and pension funds in Spain; Project Management, which includes the development of long-term business projects and private equity business developed through Valanza; and Asia, with the participation in the CITIC Group. In addition, WB&AM is present in the above businesses both in Mexico and South America, but its activity and results are included in those business areas for the purposes of these consolidated financial statements.
Corporate Activities: performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risks in currencies other than the euro is recognized in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.
In 2010, certain changes were made in the criteria applied in 2009 in terms of the composition of some of the different business areas, such as:
•	The United States and WB&AM: in order to give a global view of the Group’s business in the United States, we decided to include the New York office, formerly in WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America: The adjustment for the hyperinflation is included in 2010 in the accounting statements for Banco Provincial (Venezuela); this will also be carried out for the 2009 statements to make them comparable. At year-end 2009, said impact was included under Corporate Activities.
The data for 2009 have been reworked to ensure that the different years are comparable.
The total breakdown of the Group’s assets by business areas as of June 30, 2010 and December 31, 2009 was as follows:

	Millions of Euros
	June	December
Total Assets by Bussiness Areas	2010	2009

Spain and Portugal	219,440	215,823
Mexico	73,758	62,855
South America	48,631	44,378
The United States	75,011	77,896
WB&AM	137,454	106,563
Corporate Activities	14,623	27,550

Total	568,917	535,065

The breakdown of the consolidated net income for the six months ended June 30, 2010 and 2009 by business area was as follows:

	Millions of Euros
	June	June
Net Income attributed by Bussiness Areas	2010	2009

Spain and Portugal	1,186	1,212
Mexico	798	726
South America	453	421
The United States	144	138
WB&AM	532	477
Corporate Activities	(586)	(175)

Subtotal	2,527	2,799

Non-assigned income	—	—
Elimination of interim income (between segments)	—	—
Other gains (losses)	183	243
Income tax and/or income from discontinued operations	941	961

INCOME BEFORE TAX	3,651	4,003

For the six months ended June 30, 2010 and 2009, the breakdown of the ordinary income for each business area, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
	June	June
Total Ordinary Income by Bussiness Areas	2010	2009

Spain and Portugal	5,056	5,688
Mexico	4,108	4,055
South America	1,583	1,672
The United States	2,732	2,934
WB&AM	1,102	1,822
Corporate Activities	1,649	1,827
Adjustments and eliminations of ordinary income between segments	—	—

Total	16,230	17,998

7. RISK EXPOSURE
Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:
•	Credit risk: credit risk defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.
•	Market risks: these are defined as the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes three types of risk:
•	Foreign-exchange risk: this is the risk resulting from variations in foreign exchange rates.

•	Interest rate risk: this arises from variations in market interest rates.

•	Price risk: this is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.
•	Liquidity risk: this is the possibility that a company cannot meet its payment commitments duly, or, to do so, must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

•	Principles and policies

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:
•	The risk management function is unique, independent and global.

•	The assumed risks must be compatible with the target capital adequacy and must be identified, measured and assessed. Monitoring and management procedures and sound control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, being treated differently depending on their type and with active portfolio management based on a common measurement (economic capital).

•	It is each business area’s responsibility to propose and maintain its own risk profile, within their independence in the corporate action framework (defined as the set of risk policies and procedures), using a proper risk infrastructure.

•	The risk infrastructure must be suitable in terms of people, tools, databases, information systems and procedures so that there is a clear definition of roles and responsibilities, ensuring efficient assignment of resources among the corporate area and the risk units in business areas.
Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance regime, with adequate segregation of duties and responsibilities a set of tools, circuits and procedures that constitute the various different risk management regimes, and an internal risk control system.

•	Corporate governance system

The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to requirements set by regulators in each country and to the most advanced practices in the markets in which it pursues its business.

In the field of risk management, it is the board of directors that is responsible for approving the risk control and management policy, as well as periodically monitoring internal reporting and control systems.

To perform this function correctly the board is supported by the Executive Committee and a Risk Committee, the main mission of the latter being to assist the board in undertaking its functions associated with risk control and management.

Under Article 36 of the Board Regulations, the Risk Committee is assigned the following functions for these purposes:
•	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

•	To monitor the match between risks accepted and the profile established.

•	To assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	To check that the Group possesses the means, systems, structures and resources in accordance with best practices to allow the implementation of its risk management strategy.

The risk management function is distributed into the Risk Units of the business areas and the Corporate Area, which defines the policy, strategies, methodologies and global infrastructure. The Risk Units in the business areas propose and maintain the risk profile of each client independently, but within the corporate framework for action.

The Corporate Risk Area combines the view by risk type with a global view. It is made up of the Corporate Risk Management unit, which covers the different types of risk, the Technical Secretary responsible for technical comparison, which works alongside the transversal units: such as Structural Management & Asset Allocation, Risk Assessment Methodologies and Technology, and Validation and Control, which include internal control and operational risks.

Using this structure, the risk management system insures the following: first, the integration, control and management of all the Group’s risks; second, the application of standardized risk principles, policies and metrics throughout the entire Group; and third, the necessary insight into each geographical region and each business.

This organizational scheme is complemented by different committees, which include the following:
•	The task of the Global Internal Control and Operational Risk Committee is to undertake a review at the level of the Group and of each of its units, of the control environment and the running of the Internal Control and Operational Risk Models, and likewise to monitor and locate the main operational risks the Group is subject to, including those that are transversal in nature. This Committee is therefore the highest operational risk management body in the Group.

•	This Risk Management Committee is made up of the risk managers from the Risk Units from the business areas and those of the Corporate Risk Area. This body meets monthly and is responsible for establishing the Group’s risk strategy (especially as regards policies and structure of the operation of the Group), presenting the risk strategy to the Group’s governing bodies for their approval, monitoring the management and control of risks in the Group and, if necessary, adopting the necessary actions.

•	The Technical Operations Committee analyzes and approves, if appropriate, transactions and financial programs to the level of its competency, passing on those beyond its scope of power to the Risks Committee.

•	The Assets and Liabilities Committee (“ALCO”) is responsible for actively managing structural liquidity, interest rate and foreign exchange risks, together with the Group’s capital resources base.

•	The Liquidity Committee monitors the measures adopted and verifies the disappearance of the trend signals which led to it being convened or, if it so deems necessary, it will convene the Funding Committee.

•	The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before the start of activity; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.
•	Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk. This has prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.

Specifically, the Group’s risk management main activities are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (“PD”), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); values-at-risk measurement of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the efficient achievement of the targets set.

•	The internal control model

The Group’s Internal Control Model is based on the best practices described in the following documents: “Enterprise Risk Management — Integrated Framework” by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) and “Framework for Internal Control Systems in Banking Organizations” by the BIS.

The Internal Control Model therefore comes within the Integral Risk Management Framework.Said framework is understood as the process within an organization involving its Board of Directors, its management and all its staff, which is designed to identify potential risks facing the institution and which enables them to be managed within the limits defined, in such a way as to reasonably assure that the organization meets its business targets.

This Integral Risk Management Framework is made up of Specialized Units (Risks, Compliance, Accounting and Consolidation, Legal Services), the Internal Control Function and Internal Audit.

The Internal Control Model is underpinned by, amongst others, the following principles:
1.	The “process” is the articulating axis of the Internal Control Model.

2.	Risk identification, assessment and mitigation activities must be unique for each process.

3.	The Group’s units are responsible for internal control.

4.	The systems, tools and information flows that support internal control and operational risk activities must be unique or, in any event, they must be wholly administered by a single unit.

5.	The specialized units promote policies and draw up internal regulations, the second-level development and application of which is the responsibility of the Corporate Internal Control Unit.
One of the essential elements in the model is the Institution-Level Controls, a top-level control layer, whose aim is to reduce the overall risk inherent in its business activities.

Each unit’s Internal Control Management is responsible for implementing the control model within its scope of responsibility and managing the existing risk by proposing improvements to processes.

Given that some units have a global scope of responsibility, there are transversal control functions which supplement the previously mentioned control mechanisms.

Lastly, the Internal Control and Operational Risk Committee in each unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.
Risk Concentration
In the trading area, limits are approved each year by the Board’s Risk Committee on exposures to trading, structural interest rate, structural currency, equity and liquidity risk at the banking entities and in the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.
In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific deals and products. Upper limits are allocated based on iso-risk curves, determined as the sum of expected losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.
There is also an additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.
For retail portfolios, potential concentrations of risk are analyzed by geographical area or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.

7.1 CREDIT RISK
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.
Maximum exposure to credit risk
The Group’s maximum credit exposure as of June 30, 2010 and December 31, 2009 (without including valuation adjustments nor recognizing the availability of collateral or other credit enhancements to guarantee compliance) is broken down by financial instrument and counterparties in the table below:

		Millions of Euros
		June	December
Maximum Credit Risk Exposure	Notes	2010	2009

Financial assets held for trading	10	24,863	34,672
Debt securities		24,863	34,672
Government		20,406	31,290
Credit institutions		2,766	1,384
Other sectors		1,691	1,998
Other financial assets designated at fair value through profit or loss	11	728	639
Debt securities		728	639
Government		70	60
Credit institutions		86	83
Other sectors		572	496
Available-for-sale financial assets	12	54,772	57,067
Debt securities		54,772	57,067
Government		36,000	38,345
Credit institutions		12,125	12,646
Other sectors		6,647	6,076
Loans and receivables		370,196	353,741
Loans and advances to credit institutions	13.2	21,838	22,200
Loans and advances to customers	13.3	347,673	331,087
Government		30,178	26,219
Agriculture		3,736	3,924
Industry		45,227	42,799
Real estate and construction		55,308	55,766
Trade and finance		41,017	40,714
Loans to individuals		136,825	126,488
Leases		7,969	8,222
Other		27,413	26,955
Debt securities		685	454
Government		553	342
Credit institutions		4	4
Other sectors		128	108
Held-to-maturity investments	14	9,768	5,438
Government		8,541	4,064
Credit institutions		627	754
Other sectors		600	620
Derivatives (trading and hedging)	15	54,157	42,836

Subtotal		514,484	494,393

Valuation adjustments		303	436

Total balance		514,787	494,829

Financial guarantees		36,159	33,185
Drawable by third parties		91,711	84,925
Government		4,292	4,567
Credit institutions		2,121	2,257
Other sectors		85,298	78,101
Other contingent exposures		6,297	7,398

Total off-balance	34	134,167	125,508

Total maximum credit exposure		648,954	620,338

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.
For trading and hedging derivatives, this information reflects the maximum credit exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Regarding the renegotiated financial assets as of June 30, 2010, the BBVA Group did not perform any renegotiations that resulted in the need to reclassify doubtful risks as outstanding risks. The amount of financial assets that would be irregular had their conditions not been renegotiated is not significant with respect to the Group’s total loan portfolio as of June 30, 2010.
Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies
In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure.
The Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary but not sufficient instrument when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to ensure the amortization of the risk incurred.
The above is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit recipient, the provision of guarantees in any of the generally accepted ways (cash collateral, pledged assets, personal guarantees, covenants or hedges) appropriate to the risk undertaken, and lastly on the recovery risk (the asset’s liquidity).
The procedures for the management and valuation of collaterals are set out in the internal Manual on Credit Risk Management Policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these and customers.
This Manual lays down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of an adequate cash flow generation by the obligor that enables him to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render him unable to meet their obligations.
The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.
All collaterals assigned are to be properly instrumented and recognized in the corresponding register, as well as receive the approval of the Group’s Legal Units.
The following is a description of the main collateral for each financial instrument class:
•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available for sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:
•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•	Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: They have the counterparty’s personal guarantee and, in some cases, the additional guarantee from another credit institution with which a credit derivative has been subscribed.
The Group’s collateralized credit risk as of June 30, 2010 and December 31, 2009, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
	June	December
Collateralized Credit Risk	2010	2009

Mortgage loans	132,732	127,957
Operating assets mortgage loans	3,976	4,050
Home mortgages	106,106	99,493
Rest of mortgages	22,650	24,414
Secured loans, except mortgage	22,675	20,917
Cash guarantees	265	231
Secured loan (pledged securities)	528	692
Rest of secured loans	21,882	19,994

Total	155,407	148,874

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €35,163 million as of June 30, 2010 and by €27,026 million as of December 31, 2009.
As of June 30, 2010, specifically in relation to mortgages, the average amount pending loan collection represented 54% of the collateral pledged (54% as of December 31, 2009).
Credit quality of financial assets that are neither past due nor impaired
BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a scoring system and to map these ratings to probability of default (“PD”) scales. To analyze the performance of PD, the Bank has a series of historical databases that house the pertinent information generated internally.
The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc.). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead: companies, corporate clients, SMEs, public authorities, etc. For wholesale portfolios where the number of defaults is very low (sovereigns, corporations, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the Bank compares the PDs compiled by the agencies at each level of risk rating and maps the measurements compiled by the various agencies to the BBVA master rating scale.
Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to the Group’s master rating scale.
BBVA maintains a master rating scale with a view to facilitating the uniform classification of the Group’s various asset risk portfolios. The table below depicts the abridged scale which groups outstanding risk into 17 categories as of June 30, 2010:

	Probability of default
	(basic points)
Internal Rating		Minimum
Reduced List (17 groups)	Average	from >=	Maximum

AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243
The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main institutions as of June 30, 2010 and December 31, 2009:

	June	December
Credit Risk Distribution by Internal Rating	2010	2009

AAA/AA+/AA/AA-	22.74%	19.55%
A+/A/A-	29.20%	28.78%
BBB+	7.70%	8.65%
BBB	6.34%	7.06%
BBB-	6.72%	6.91%
BB+	4.91%	4.46%
BB	7.13%	6.05%
BB-	5.65%	6.45%
B+	5.19%	5.38%
B	3.25%	3.34%
B-	0.95%	0.88%
CCC/CC	0.22%	2.49%

Total	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration
In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the Group oversees updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:
•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.). This approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.
Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.
There is additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.
Financial assets past due but not impaired
The table below provides details of financial assets past due as of June 30, 2010 and December 31, 2009, but not considered to be impaired, listed by their first due date:

	Millions of Euros
	June	December
Financial Assets Past Due but Not Impaired	2010	2009

Less than 1 month	1,494	2,653
1 to 2 months	465	336
2 to 3 months	356	311

Total	2,315	3,300

Impaired assets and impairment losses
The table below shows the composition of the balance of impaired financial assets classified by heading in the balance sheet and the impaired contingent liabilities as of June 30, 2010 and December 31, 2009:

	Millions of Euros
Impaired Risks.	June	December
Breakdown by Type of Asset and by Sector	2010	2009

Impaired Risks on Balance
Available-for-sale	157	212
Debt securities	157	212
Loans and receivables	15,889	15,311
Loans and advances to credit institutions	91	100
Loans and advances to customers	15,782	15,197
Debt securities	16	14

Total Impaired Risks on Balance (1)	16,046	15,523

Goverment	81	87
Credit institutions	118	172
Other sectors	15,847	15,264
Mortgage	4,861	4,426
Rest of secured loans	1,940	1,663
Without secured loans	9,046	9,175

Total Impaired Risks on Balance (1)	16,046	15,523

Impaired Risks Off Balance (2)	—	—
Impaired contingent liabilities	355	405

TOTAL IMPAIRED RISKS (1)+(2)	16,401	15,928

The estimated value of assets used as security for impaired assets with secured loans as of June 30, 2010 and December 31, 2009 was higher than the outstanding amount of those assets.

The changes for the six months ended June 30, 2010 and 2009 in the impaired financial assets and contingent liabilities were as follows:

	Millions of Euros
	June	June
Changes in Impaired Financial Assets and Contingent Liabilities	2010	2009

Balance at the beginning	15,928	8,859
Additions (1)	6,242	7,617
Recoveries (2)	(4,468)	(2,878)
Net additions (1)+(2)	1,774	4,739
Transfers to write-off	(1,919)	(1,505)
Exchange differences and others	618	85

Balance at the end	16,401	12,178

Recoveries on entries (%)	72	38

Below are details of the impaired financial assets as of June 30, 2010 and December 31, 2009, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
	Less than 6	6 to 12	12 to 18	18 to 24	More than 24
	Months	Months	Months	Months	Months
June 2010	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Total

Spain	3,577	1,684	1,638	1,804	2,780	11,483
Rest of Europe	96	17	17	8	34	172
Latin America	1,388	102	87	96	576	2,249
The United States	1,879	—	—	—	259	2,138
Rest of the world	—	—	—	—	4	4

Total	6,940	1,803	1,742	1,908	3,653	16,046

	Millions of Euros
	Less than 6	6 to 12	12 to 18	18 to 24	More than 24
	Months	Months	Months	Months	Months
December 2009	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Total

Spain	4,644	1,827	2,177	948	1,879	11,475
Rest of Europe	88	16	8	7	29	148
Latin America	1,309	133	79	16	490	2,027
The United States	1,671	—	—	—	187	1,858
Rest of the world	14	—	—	—	1	15

Total	7,726	1,976	2,264	971	2,586	15,523

The table below depicts the finance income accrued on impaired financial assets as of June 30, 2010 and December 31, 2009:

	Millions of Euros
	June	December
	2010	2009

Financial Income from Impaired Assets	1,676	1,485
This income is not recognized in the accompanying consolidated income statements due to the existence of doubts as to the collection of these assets.
Note 2.2.1.b gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for the six months ended June 30, 2010 and in the year ended December 31, 2009 because the possibility of their recovery was deemed remote:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the	June	June
Balance Sheet	2010	2009

Balance at the beginning	9,833	6,872

Increase:	2,152	1,454
Decrease:	(609)	(349)
Re-financing or restructuring	—	—
Cash recovery	(111)	(80)
Foreclosed assets	(9)	(9)
Sales of written-off	(204)	—
Other causes	(285)	(260)
Net exchange differences	675	32

Balance at the end	12,051	8,009

The Group’s Non-Performing Assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of June 30, 2010 and December 31, 2009 were:

	Percentage (%)
	June	December
	2010	2009

NPA ratio (%)	4.2	4.3
A breakdown of impairment losses by type of financial instrument registered in income statement and the recoveries of impaired financial assets are provided Note 49.
The accumulated balance of impairment losses broken down by portfolio as of June 30, 2010 and December 31, 2009 is as follows:

		Millions of Euros
		June	December
Impairment Losses	Notes	2010	2009

Available-for-sale portfolio	12	484	449
Loans and receivables	13	9,710	8,805
Loans and advances to customers	13.3	9,625	8,720
Loans and advances to credit institutions	13.2	62	68
Debt securities		23	17
Held to maturity investment	14	1	1

Total		10,195	9,255

Of which:
For impaired portfolio		7,169	6,380
For current portfolio non impaired		3,026	2,875

In addition to total amount of funds indicated above, as of June 30, 2010 and December 31, 2009, the amount of the provisions for contingent exposures and commitments rose to €313 and €243 million euros, respectively (see Note 25).
The changes for the six months ended June 30, 2010 and 2009 in the accumulated impairment losses were as follows:

	Millions of Euros
	June	June
Changes in the Impairment Losses	2010	2009

Balance at the beginning	9,255	7,711

Increase in impairment losses charged to income	3,618	3,403
Decrease in impairment losses credited to income	(1,088)	(1,378)
Transfers to written-off loans, exchange differences and other	(1,590)	(1,608)

Balance at the end	10,195	8,128

The majority of the impairment on financial assets corresponds to the heading “Loans and receivables — Loans and advances to customers”. The changes for the six months ended June 30, 2010 and 2009 in impairment losses were as follows:

	Millions of Euros
Changes in the Impairment Losses of the heading “Loans and	June	June
Receivables — Loans and advances to customers”	2010	2009

Balance at the beginning	8,720	7,412

Increase in impairment losses charged to income	3,546	3,314
Decrease in impairment losses credited to income	(1,063)	(1,365)
Transfers to written-off loans, exchange differences and other	(1,578)	(1,679)

Balance at the end	9,625	7,682

As of June 30, 2010 and December 31, 2009, the amount of accumulated impairment losses associated with the impaired assets corresponding to “Loans and receivables — Loans and advances to customers” rose to €6,621 and €5,864 million, respectively. Likewise, as those dates, the amount of accumulated impairment losses corresponding to the not individually impaired assets of said heading rose to €3,004 and €2,856 million, respectively.
7.2 MARKET RISK
a) Market Risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, resulting in changes in the different assets and financial risk factors. The risk can be mitigated or even eliminated through hedges using other products (assets/liabilities or derivatives), or by undoing the transaction/open position.
There are three main risk factories that affect market prices: interest rates, foreign exchange rates and equity.
•	Interest rate risk: defined as changes in the term structure of market interest rates for different currencies.

•	Foreign-exchange risk: this is the risk resulting from changes in the foreign exchange rate for different currencies.

•	Price risk: this is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.
In addition, for certain positions, other risks also need to be considered: credit spread risk, basis risk, volatility or correlation risk.
Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.
The BBVA and BBVA Bancomer have received approval from the Bank of Spain to use the internal model to calculate bank capital for market risk.
In BBVA and BBVA Bancomer VaR is estimated using Historic Simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historic period used is two years.
With regard to market risk, limit structure determines a system of VaR and economic capital at risk limits for each business unit, with specific sub-limits by type of risk, activity and desk.
Validity tests are performed on the risk measurement models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). The Group is currently performing stress testing on historical and economic crisis scenarios drawn up by its Economic Research Department.
Changes in market risk for the six months ended June 30, 2010
The BBVA Group’s market risk increased in 2010 compared to previous years. The average risk for the six months ended June 30, 2010 stood at €32.4 million (VaR calculation without smoothing). This growing risk of the Group can be explained primarily by the increase of the risk of Global Markets Europe and, to a lesser extent, by Global Markets Bancomer upon raising equity risk for greater exposure. The increase in Global Markets Europe is due to a great extent to the upturn in the volatility of market variables as a consequence of the situation in the second quarter in the debt markets in the southern Euro area countries. This situation has led to an increase in risk measurements, especially in the credit spread and interest rate risk.
During the period between June 30, 2009 and June 30, 2010, the changes in market risk (VaR calculations without smoothing with a 99% confidence level and a 1-day horizon) were as follows:

The breakdown of VaR by risk factor as of June 30, 2010 and December 31, 2009 was as follows:

	Millions of Euros
	June	December
VaR by Risk Factor	2010	2009

Interest/Spread risk	44	38
Currency risk	9	2
Stock-market risk	6	9
Vega/Correlation risk	14	15
Diversification effect	(35)	(33)

Total	39	31

VaR medium in the period	32	26
VaR max in the period	41	33
VaR min in the period	26	18

b) Structural interest rate risk
The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Asset-Liability Committee (“ALCO”) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to the expected earnings and enables the maximum levels of accepted risk with which to be complied.
ALCO uses the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.
In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital and risk margin for structural interest rate risk in the BBVA’s Group banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.
All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.
Below are the average interest rate risk exposure levels in terms of sensitivity of the main financial institutions of the BBVA Group for the six months ended June 30, 2010:

	Average Impact on Net Interest		Average Impact on Economic
	Income (*)		Value (**)
	100 Basis-Point	100 Basis-Point	100 Basis-Point	100 Basis-Point
June 2010	Increase	Decrease	Increase	Decrease

Europe	-7.63%	+8.64%	+0.34%	-0.46%
BBVA Bancomer	+0.95%	-0.76%	-2.64%	+2.29%
BBVA Compass	+4.05%	-4.22%	+3.81%	-7.60%
BBVA Puerto Rico	+3.47%	-2.88%	-2.26%	+1.94%
BBVA Chile	-1.58%	+1.52%	-8.42%	+7.86%
BBVA Colombia	+2.30%	-2.32%	+0.26%	-0.47%
BBVA Banco Continental	+2.72%	-2.77%	-5.45%	+5.97%
BBVA Banco Provincial	+0.35%	-0.36%	-1.49%	+1.59%
BBVA Banco Francés	+0.56%	-0.57%	-0.69%	+0.68%
BBVA Group	-1.86%	+2.28%	-0.20%	-0.44%

(*)	Percentage relating to “1 year” net Interest margin forecast in each entity.

(**)	Percentage relating to each entity’s Capital Base.
As part of the measurement process, the Group established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.
c) Structural currency risk
Structural exchange risk is basically caused by exposure to variations in foreign exchange rates that arise in the Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.
The ALCO is responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.
Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use a foreign exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a limit on the economic capital or unexpected loss arising from the foreign exchange risk of the foreign-currency investments.
As of June 30, 2010, the aggregate figure of asset exposure sensitivity to 1% depreciation in exchange rates stood at €121 million, with the following concentration: 40% in the Mexican peso, 27% in other South American currencies and 22% in the US dollar.
d) Structural equity risk
The Group’s exposure to structural equity risk comes largely from its holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares stood, on June 30, 2010, at €46.1 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €3.6 million. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.
The Risk Area measures and effectively monitors structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the equity portfolio at a confidence level that corresponds to the institution’s target rating, and taking account of the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress comparisons, back-testing and scenario analyses.
7.3 LIQUIDITY RISK
The aim of liquidity risk management and control is to ensure that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution.
The Group’s liquidity risk monitoring is centralized in each bank and takes a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, calculates the Bank’s possible liquidity requirements; and the structural, long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.
The evaluation of asset liquidity risk is based on whether or not assets are eligible for rediscounting at the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (“ECB”) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analyzing crisis situations.
Liquidity management is performed entirely by the Bank’s Assets and Liabilities Committee (“ALCO”), through Financial Management. For its implementation, it uses a broad scheme of limits, sublimits and alerts, approved by the Executive Committee, based on which the Risk Area carries out its independent measurement and control work. It also provides the manager with back-up decision-making tools and metrics. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Risk Management Unit, the Structural Risks unit for the entire Group.
For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short and medium-term liquidity risk. This request must be authorized by the Executive Committee. A core principle in the BBVA Group’s liquidity management has long been to encourage the financial independence of its subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.
Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures interbank counterparty concentration, prepares the policies and procedures manual, and monitors the authorized limits and alerts, which are reviewed at least once every year.
Information on liquidity risk is sent at least monthly to the Group’s ALCO and to the managing areas themselves. Under the Contingency Plan, the Technical Liquidity Group (“TLG”), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the Structural Risk unit. If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Funding Committee.
During the six months ended June 30, 2010, the decisive role that central banks and governments assumed favored the liquidity conditions on interbank markets. The Group has not had to resort to using the measures established in Spain to mitigate bank funding issues.
For the six months ended June 30, 2010, within its framework of projects, the Basel Committee on Banking Supervision carried out a quantitative impact study (QIS) on its proposals, in order to reinforce the regulation standards for the international financial system in terms of capital and liquidity. The preliminary results will be presented throughout the second half of 2010.

7.4. RISK CONCENTRATIONS
Below is presented a breakdown by geographical area, of the balances of certain headings of financial instruments in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

	Millions of Euros
		Europe,
		Excluding		Latin
June 2010	Spain	Spain	USA	America	Rest	Total

RISKS ON-BALANCE
Financial assets held for trading	17,513	29,225	4,841	18,858	2,893	73,330
Debt securities	7,864	2,954	1,130	12,664	251	24,863
Equity instruments	3,224	622	74	1,389	228	5,537
Derivatives	6,425	25,649	3,637	4,805	2,414	42,930
Other financial assets designated at fair value through profit or loss	300	85	516	1,894	1	2,796
Debt securities	144	57	515	12	—	728
Equity instruments	156	28	1	1,882	1	2,068
Available-for-sale portfolio	24,758	9,060	8,765	16,215	1,472	60,270
Debt securities	20,550	8,899	7,984	15,920	1,419	54,772
Equity instruments	4,208	161	781	295	53	5,498
Loans and receivables	210,968	33,887	43,622	74,377	7,343	370,197
Loans and advances to credit institutions	4,833	10,519	1,396	3,828	1,262	21,838
Loans and advances to customers	206,135	23,368	41,760	70,341	6,069	347,673
Debt securities	—	—	466	208	12	686
Held-to-maturity investments	6,887	2,881	—	—	—	9,768
Hedging derivatives and fair value changes of hedged items	381	3,838	180	277	28	4,704

Total	260,807	78,976	57,924	111,621	11,737	521,065

RISKS OFF-BALANCE
Financial guarantees	15,476	8,525	4,157	5,962	2,039	36,159
Other contingent exposures	37,727	25,030	18,558	15,451	1,242	98,008

Total	53,203	33,555	22,715	21,413	3,281	134,167

	Millions of Euros
		Europe,
		Excluding		Latin
December 2009	Spain	Spain	USA	America	Rest	Total

RISKS ON-BALANCE
Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

RISKS OFF-BALANCE
Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Other contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets, with reference to the most significant foreign currencies, is set forth in Appendix IX.

7.5. OUTSTANDING CONTRACTUAL MATURITY
Below is a breakdown by outstanding contractual maturity, of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

	Millions of Euros
		Up to 1	1 to 3	3 to 12
June 2010	Demand	Month	Months	Months	1 to 5 Years	Over 5 years	Total

ASSETS-
Cash and balances with central banks	19,619	2,139	234	144	152	—	22,288
Loans and advances to credit institutions	2,944	8,220	1,303	2,162	4,630	2,579	21,838
Loans and advances to customers	5,711	33,496	20,214	44,399	97,886	145,967	347,673
Debt securities	1,105	2,667	13,918	9,944	34,667	28,516	90,817
Derivatives (trading and hedging)	—	2,384	1,747	6,455	17,261	19,669	47,516
LIABILITIES-
Deposits from central banks	389	18,979	2,575	10,068	—	—	32,011
Deposits from credit institutions	5,169	27,389	7,841	6,130	11,313	4,594	62,436
Deposits from customers	116,543	61,062	18,337	32,585	21,527	6,928	256,982
Debt certificates (including bonds)	—	15,080	5,098	8,987	38,816	14,945	82,926
Subordinated liabilities	—	500	1	175	1,493	15,949	18,118
Other financial liabilities	5,854	1,312	97	623	469	20	8,375
Short positions	—	820	—	28	—	3,085	3,933
Derivatives (trading and hedging)	—	586	1,282	5,507	16,446	18,171	41,992

	Millions of Euros
		Up to 1	1 to 3	3 to 12
December 2009	Demand	Month	Months	Months	1 to 5 Years	Over 5 Years	Total

ASSETS-
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873
LIABILITIES-
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

8. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models developed and the possible inaccuracies of the assumptions required by these models may mean that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Determining the fair value of financial instruments
Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		June 2010		December 2009
		Carrying		Carrying
Fair Value and Carrying Amount	Notes	Amount	Fair Value	Amount	Fair Value

ASSETS-
Cash and balances with central banks	9	22,298	22,298	16,344	16,344
Financial assets held for trading	10	73,330	73,330	69,733	69,733
Other financial assets designated at fair value through profit or loss	11	2,796	2,796	2,337	2,337
Available-for-sale financial assets	12	60,729	60,729	63,521	63,521
Loans and receivables	13	361,766	370,827	346,117	354,933
Held-to-maturity investments	14	9,768	9,494	5,437	5,493
Hedging derivatives	15	4,586	4,586	3,595	3,595
LIABILITIES-
Financial assets held for trading	10	43,734	43,734	32,830	32,830
Other financial liabilities designated at fair value through profit or loss	11	1,651	1,651	1,367	1,367
Financial liabilities at amortized cost	23	466,329	462,624	447,936	448,537
Hedging derivatives	15	2,191	2,191	1,308	1,308
For financial instruments whose carrying amount is different from its fair value, fair value was calculated in the following manner:
•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” were estimated by discounting estimated cash flows using the market interest rates prevailing at each year-end.
For financial instruments whose carrying amount corresponds to their fair value, the measurement processes used are set forth below:
•	Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•	Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units. As of June 30, 2010, Level 3 financial instruments accounted for 0.26% of financial assets and 0.02% of financial liabilities.

The following table show the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the valuation technique level used to determine fair value:

		Millions of Euros
		June 2010			December 2009
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

ASSETS-
Financial assets held for trading	10	29,632	42,785	913	39,608	29,236	889
Debt securities	10.2	23,234	1,128	502	33,043	1,157	471
Other equity instruments	10.3	5,190	181	166	5,504	94	185
Trading derivatives	10.4	1,208	41,476	245	1,060	27,985	233
Other financial assets designated at fair value through profit or loss	11	2,294	502	—	1,960	377	—
Debt securities		656	72	—	584	54	—
Other equity instruments		1,638	430	—	1,376	323	—
Available-for-sale financial assets	12	46,168	13,423	529	49,747	12,367	818
Debt securities		41,897	13,013	320	44,387	12,146	538
Other equity instruments		4,271	410	209	5,360	221	280
Hedging derivatives	15	307	4,279	—	302	3,293	—
LIABILITIES-
Financial liabilities held for trading	10	5,252	38,384	98	4,936	27,797	96
Trading derivatives	10.4	1,319	38,384	98	1,107	27,797	96
Short positions	10.1	3,933	—	—	3,830	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,651	—	—	1,367	—
Hedging derivatives	15	128	2,063	—	319	989	—
Under the heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheet as of June 30, 2010 and December 31, 2009, additionally included €609 million and €589 million, respectively, recognized at cost as indicated in “Financial instruments at cost”.
The changes in financial assets in level 3 are shown ahead in the table Financial assets level 3. Changes in the period.
The following table sets forth the main valuation techniques, hypotheses and inputs used in the estimation of fair value of the financial assets classified under in level 2 and 3, based on the type of financial instrument as of June 30, 2010:

Financial Instruments				JUNE 2010
LEVEL 2	Valuation techniques	Main assumptions	Main inputs used	Fair value (Millions of Euros)

• Debt securities	Present-value method.
Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:
•   Estimate of prepayment rates;
•   Issuer credit risk; and
•   Current market interest rates.
•   Net Asset Value (NAV) published recurrently, but not every quarter
			• Risk premiums. • Observable market interest rates.	Trading portfolio
				Debt securities	1,128
				Equity instruments	181
• Equity instruments
				Other financial assets designated at fair value through profit or loss
				Debt securities	72
				Equity instruments	430

				Available-for-sale financial assets
				Debt securities	13,013
				Equity instruments	410

				Other financial liabilities designated at fair value through profit or loss	1,651
• Derivatives	Analytic/Semi-analytic Formulae	For share, currency or commodity derivatives:
•   Black-Scholes assumptions take possible convexity adjustments into account

For interest rate derivatives:

•   Black-Scholes models apply a lognormal process for forward rates and consider possible convexity adjustments.

For share, currency or commodity derivatives:
•   Forward structure of the underlying asset.
•   Volatility of options.
•   Observable correlations between underlying assets.

For interest rate derivatives:

•   Term structure of the interest rate curve.
•   Volatility of underlying asset.

For credit derivatives:

•   Credit default swap (CDS) pricing.
•   Historical CDS volatility

				ASSETS
				Trading derivatives	41,476
				Hedging derivatives	4,279
	For share, currency or commodity derivatives:	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term.
	• Monte Carlo simulations.			LIABILITIES
	For interest rate derivatives:	This model assumes that: • The forward rates in the term structure of the interest rate curve are perfectly correlated.		Trading derivatives	38,384
	• Black-Derman-Toy model. • HW 1 factor			Hedging derivatives	2,063
	For credit derivatives: • Diffusion model.	These models assume a constant diffusion of default intensity.

Financial Instruments			Main	JUNE 2010
LEVEL 3	Valuation techniques	Main assumptions	unobservable inputs	Fair Value (Millions of Euros)

• Debt securities	• Present-value method; and • “Time default” model for financial instruments in the collateralized debt obligations (CDOs) family
Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:
•   Estimate of prepayment rates:
•   Issuer credit risk; and
•   Current market interest rates.

In the case of valuation of asset-backed securities (ABSs), future prepayments are calculated on the conditional prepayment rates that the issuers themselves provide.

The “time-to-default” model is used to measure default probability. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRAXX and CDX) with the underlying portfolio of our CDOs.

			• Prepayment rates. • Default correlation. • Credit spread (1)	Trading portfolio
				Debt securities	502
				Equity instruments	166
				Available-for-sale financial assets
				Debt securities	320
• Equity instruments	• Present-value method	Net asset value (NAV) for hedge funds and for equity instruments listed in thin and less active markets	• Credit spread (1) • NAV supplied by the fund manager.	Equity instruments	209

• Derivatives	Trading derivatives for interest rate futures and forwards: • Present-value method. • “Libor Market” model.	The “Libor Market” model models the complete term structure of the interest rate curve, assuming a CEV (constant elasticity of variance) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.	• Correlation decay (2)	ASSETS
	For variable income and foreign exchange options: • Monte Carlo simulations • Numerical integration • Heston	The options are valued through generally accepted valuation models, to which the observed implied volatility is added.	• Vol-of-vol. (3) • Reversion factor. (4) • Volatility Spot Correlation (5)	Trading derivatives	245
				LIABILITIES
	• Credit baskets	These models assume a constant diffusion of default intensity.	• Defaults correlation. • Historical CDS volatility	Trading derivatives	98

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for quality rating. Spreads are considered as Level 3 inputs when referring to illiquid issues. Based on spreads of similar entities.

(2)	Correlation decay: The constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates.

(3)	Vol-of-Vol: Volatility of implicit volatility. This is a statistical measure of the changes of the spot volatility.

(4)	Reversion Factor: The speed with which volatility reverts to its natural value.

(5)	Volatility- Spot Correlation: a statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the six months ended June 30, 2010 in the balance of Level 3 financial assets and liabilities were as follows:

	Millions of Euros
Financial Assets Level 3	June 2010
Changes in the Period	Assets	Liabilities

Balance at the beginning	1,707	96

Valuation adjustments recognized in the income statement	(69)	2
Valuation adjustments not recognized in the income statement	(2)	—
Acquisitions, disposals and liquidations	(220)	—
Transfers to/from Level 3	24	—
Exchange differences	3	—

Balance at the end	1,442	98

As of June 30, 2010, the potential effect on the valuation of Level 3 financial instruments of a change in the main assumptions if other reasonable models, more or less favorable, were used, taking the highest or lowest value of the range deemed probable, would have the following effect:

	Millions of Euros
	June 2010
	Potential Impact on
	Consolidated Income		Potential Impact on Total
	Statement		Equity
	Most	Least	Most	Least
Financial Assets Level 3	Favorable	Favorable	Favorable	Favorable
Sensitivity Analysis	Hypotheses	Hypotheses	Hypotheses	Hypotheses

ASSETS
Financial assets held for trading	36	(95)	—	—
Available-for-sale financial assets	—	—	26	(46)
Hedging derivatives	—	—	—	—
LIABILITIES-
Financial liabilities held for trading	6	(6)	—	—

Total	42	(101)	26	(46)

Loans and financial liabilities at fair value through profit or loss
As of June 30, 2010 and December 31, 2009, there were no loans or financial liabilities at fair value other than those recognized in the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.
Financial instruments at cost
The Group had equity instruments, derivatives with equity instruments as underlyings and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet, as their fair value could not be reliably determined. As of June 30, 2010 and December 31, 2009, the balance of these financial instruments amounted to €609 million and €589 million, respectively. These instruments are recorded for both dates in the available-for-sale financial assets portfolio.
The fair value of these instruments could not be reliably estimated because it corresponds to shares in companies not quoted on organized exchanges, and any valuation technique that could be used would contain significant unobservable inputs.
The breakdown of the sales of financial instruments at cost for the six months ended 30, 2010 is as follows:

	Millions of Euros
	June 2010
		Carrying Amount at
	Amount of Sale	Sale Date	Gains/Losses

Sales of financial instruments at cost	14	9	5

9. CASH AND BALANCES WITH CENTRAL BANKS
The breakdown of the balance of the headings “Cash and balances with central banks” and “Deposits from central banks” in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Cash and Balances with Central Banks	2010	2009

Cash	3,355	4,218
Balances at the Central Banks	18,933	12,113
Accrued interests	10	13

Total	22,298	16,344

	Millions of Euros
	June	December
Deposits from Central Banks	2010	2009

Deposits from Central Banks	32,011	21,096
Accrued interest until expiration	143	70

Total	32,154	21,166

10. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING
10.1. BREAKDOWN OF THE BALANCE
The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Financial Assets and Liabilities Held-for-Trading	2010	2009

ASSETS-
Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	24,863	34,672
Equity instruments	5,537	5,783
Trading derivatives	42,930	29,278

Total	73,330	69,733

LIABILITIES-
Trading derivatives	39,801	29,000
Short positions	3,933	3,830

Total	43,734	32,830

10.2. DEBT SECURITIES
The breakdown by type of instrument of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Debt Securities Held-for-Trading	June	December
Breakdown by type of instrument	2010	2009

Issued by Central Banks	452	326
Spanish government bonds	7,085	13,463
Foreign government bonds	12,869	17,500
Issued by Spanish financial institutions	350	431
Issued by foreign financial institutions	2,416	954
Other debt securities	1,691	1,998

Total	24,863	34,672

10.3. EQUITY INSTRUMENTS
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Equity Instruments Held-for-Trading	June	December
Breakdown by Issuer	2010	2009

Shares of Spanish companies
Credit institutions	62	666
Other sectors	3,163	2,602

Subtotal	3,225	3,268

Shares of foreign companies
Credit institutions	152	156
Other sectors	2,160	2,359

Subtotal	2,312	2,515

Total	5,537	5,783

10.4. TRADING DERIVATIVES
The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. As of June 30, 2010 and December 31, 2009, trading derivatives were principally contracted in non-organized markets, with non-resident credit entities as the main counterparties, and related to foreign exchange and interest rate risk and shares.

Below is a breakdown by transaction type and market, of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets and held by the main companies in the Group, divided into organized and non-organized (over-the-counter “OTC”) markets:

	Millions of Euros
	Currency	Interest Rate	Equity Price	Precious	Commodities
June 2010	Risk	Risk	Risk	Metals Risk	Risk	Credit Risk	Other Risks	Total

Organized markets	—	—	—	—	—	—	—	—
Financial futures	—	7	9	—	—	—	—	16
Options	—	—	(388)	—	1	—	(1)	(388)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	7	(379)	—	1	—	(1)	(372)

OTC markets
Credit institutions
Forward transactions	2,182	—	—	—	—	—	—	2,182
Future rate agreements (FRAs)	—	35	—	—	—	—	—	35
Swaps	(537)	(2,771)	109	2	11	—	—	(3,186)
Options	(169)	(681)	519	—	—	—	1	(330)
Other products	(2)	2	—	—	—	(190)	—	(190)

Subtotal	1,474	(3,415)	628	2	11	(190)	1	(1,489)

Other financial institutions
Forward transactions	113	—	—	—	—	—	—	113
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	—	611	17	—	(1)	—	—	627
Options	32	(54)	(169)	—	—	—	—	(191)
Other products	—	—	—	—	—	435	—	435

Subtotal	145	557	(152)	—	(1)	435	—	984

Other sectors
Forward transactions	648	—	—	—	—	—	—	648
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	16	2,655	259	—	—	—	—	2,930
Options	(7)	150	363	—	—	—	—	506
Other products	2	10	(13)	—	—	(77)	—	(78)

Subtotal	659	2,815	609	—	—	(77)	—	4,006

Subtotal	2,278	(43)	1,085	2	10	168	1	3,501

Total	2,277	(36)	706	2	11	168	—	3,129

of which: Asset Trading Derivatives	9,597	27,274	4,640	2	89	1,312	16	42,930

of which: Liability Trading Derivatives	(7,320)	(27,309)	(3,933)	—	(79)	(1,144)	(16)	(39,801)

	Millions of Euros
	Currency	Interest Rate	Equity Price	Precious	Commodities
December 2009	Risk	Risk	Risk	Metals Risk	Risk	Credit Risk	Other Risks	Total

Organized markets	—	—	—	—	—	—	—	—
Financial futures	—	2	7	—	—	—	—	9
Options	—	—	(143)	—	—	—	—	(143)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	2	(136)	—	—	—	—	(134)

OTC markets
Credit institutions
Forward transactions	251	—	—	—	—	—	—	251
Future rate agreements (FRAs)	—	30	—	—	—	—	—	30
Swaps	(568)	(1,559)	(126)	2	18	—	—	(2,233)
Options	(3)	(243)	(536)	—	(6)	—	3	(785)
Other products	—	—	—	—	—	(66)	—	(66)

Subtotal	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)

Other financial institutions
Forward transactions	28	—	—	—	—	—	—	28
Future rate agreements (FRAs)	—	(2)	—	—	—	—	—	(2)
Swaps	—	932	29	—	1	—	—	962
Options	(1)	(55)	(341)	—	—	—	—	(397)
Other products	—	—	—	—	—	345	—	345

Subtotal	27	875	(312)	—	1	345	—	936

Other sectors
Forward transactions	351	—	—	—	—	—	—	351
Future rate agreements (FRAs)	—	(1)	—	—	—	—	—	(1)
Swaps	7	1,383	44	—	(9)	—	—	1,425
Options	45	155	336	—	3	—	1	540
Other products	—	18	(3)	—	—	(51)	—	(36)

Subtotal	403	1,555	377	—	(6)	(51)	1	2,279

Subtotal	110	658	(597)	2	7	228	4	412

Total	110	660	(733)	2	7	228	4	278

of which: Asset Trading Derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

of which: Liability Trading Derivatives	(5,843)	(18,738)	(3,569)	—	(52)	(790)	(8)	(29,000)

11. OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit	June	December
or Loss. Breakdown by Type of Instruments	2010	2009

ASSETS-
Debt securities	728	639
Unit-linked products	103	95
Other securities	625	544
Equity instruments	2,068	1,698
Unit-linked products	1,514	1,242
Other securities	554	456

Total	2,796	2,337

LIABILITIES-
Other financial liabilities	1,651	1,367
Unit-linked products	1,651	1,367

Total	1,651	1,367

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS
12.1. BREAKDOWN OF THE BALANCE
The detail of the balance of this heading in the accompanying consolidated balance sheets, broken down by the nature of the financial instruments, was as follows:

	Millions of Euros
	June	December
Available-for-Sale (AFS) Financial Assets	2010	2009

Debt securities	55,231	57,071
Other equity instruments	5,498	6,450

Total	60,729	63,521

12.2. DEBT SECURITIES
The breakdown of the balance of the heading “Debt securities” in the accompanying consolidated balance sheets, broken down by the nature of the financial instruments, was as follows:

	Millions of Euros
	Unrealized	Unrealized	Fair
June 2010	Gains	Losses	Value

Domestic
Spanish Government and other government agency debt securities	66	(993)	16,189
Other debt securities	66	(191)	5,114

Subtotal	132	(1,184)	21,303

International
United States	298	(132)	7,760
Government securities	20	(4)	686
US Treasury and other US Government agencies	10	(4)	454
States and political subdivisions	10	—	232
Other securities	279	(127)	7,074
Other countries	1,096	(992)	26,168
Other foreign governments and other government agency debt securities	777	(616)	18,151
Other debt securities	320	(376)	8,017

Subtotal	1,395	(1,124)	33,928

Total	1,527	(2,308)	55,231

	Millions of Euros
	Unrealized	Unrealized	Fair
December 2009	Gains	Losses	Value

Domestic
Spanish Government and other government agency debt securities	309	(70)	18,551
Other debt securities	178	(125)	6,318

Subtotal	487	(195)	24,869

International
United States	174	(173)	6,805
Government securities	11	(2)	637
US Treasury and other US Government agencies	4	(2)	416
States and political subdivisions	7	—	221
Other securities	163	(171)	6,168
Other countries	893	(560)	25,397
Other foreign governments and other government agency debt securities	697	(392)	17,363
Other debt securities	196	(168)	8,034

Subtotal	1,067	(733)	32,202

Total	1,554	(928)	57,071

12.3. EQUITY INSTRUMENTS
The breakdown of the balance of the heading “Equity instruments” in the accompanying consolidated balance sheets, broken down by the nature of the financial instruments, was as follows:

	Millions of Euros
	Unrealized	Unrealized	Fair
June 2010	Gains	Losses	Value

Equity instruments listed
Listed Spanish company shares	929	(12)	4,256
Credit institutions	—	—	—
Other entities	929	(12)	4,256
Listed foreign company shares	2	(55)	221
United States	—	(14)	51
Other countries	2	(41)	171

Subtotal	931	(68)	4,478

Unlisted equity instruments
Unlisted Spanish company shares	—	—	24
Credit institutions	—	—	—
Other entities	—	—	24
Shares of unlisted foreign companies	56	(17)	996
United States	43	—	720
Other countries	13	(17)	276

Subtotal	56	(17)	1,020

Total	987	(84)	5,498

	Millions of Euros
	Unrealized	Unrealized	Fair
December 2009	Gains	Losses	Value

Equity instruments listed
Listed Spanish company shares	1,738	(12)	5,383
Credit institutions	—	—	—
Other entities	1,738	(12)	5,383
Listed foreign company shares	12	(28)	250
United States	—	(8)	8
Other countries	12	(20)	242

Subtotal	1,750	(40)	5,633

Unlisted equity instruments
Unlisted Spanish company shares	—	—	26
Credit institutions	—	—	1
Other entities	—	—	25
Shares of unlisted foreign companies	109	—	791
United States	104	—	729
Other countries	5	—	62

Subtotal	109	—	817

Total	1,859	(40)	6,450

12.4. GAINS/LOSSES
The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” of the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-	June	December
Sale Financial Assets	2010	2009

Balance at beginning	1,951	931

Valuation gains and losses	(2,108)	1,520
Income tax	518	(483)
Amounts transferred to income	101	(17)

Balance at the end	462	1,951

Of which:
Debt securities	(412)	456
Equity instruments	874	1,495

The losses recognized in the heading “Valuation adjustments – Available for sale financial assets” as of June 30, 2010, correspond to Spanish government debt securities.
After analyzing these losses, it was concluded that they are temporary, since the deadlines for interest payments have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the debt securities.
The losses recognized under the heading “Impairment losses on financial assets (net) — Other financial instruments not valued at fair value through profit or loss” in the consolidated income statement for the six months ended June 30, 2010 and 2009, amounted to €69 million and €76 respectively (see Note 49).
13. LOANS AND RECEIVABLES
13.1. BREAKDOWN OF THE BALANCE
The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
	June	December
Loans and Receivables	2010	2009

Loans and advances to credit institutions	21,846	22,239
Loans and advances to customers	339,259	323,442
Debt securities	661	436

Total	361,766	346,117

13.2. LOANS AND ADVANCES TO CREDIT INSTITUTIONS
The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
	June	December
Loans and Advances to Credit Institutions	2010	2009

Reciprocal accounts	172	226
Deposits with agreed maturity	7,848	8,301
Demand deposits	2,253	2,091
Other accounts	6,971	6,125
Reverse repurchase agreements	4,594	5,457

Total gross	21,838	22,200

Valuation adjustments	8	39
Impairment losses	(62)	(68)
Accrued interest and fees	70	110
Hedging derivatives and others	—	(3)

Total	21,846	22,239

13.3. LOANS AND ADVANCES TO CUSTOMERS
The detail of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the financial instrument, was as follows:

	Millions of Euros
	June	December
Loans and Advances to Customers	2010	2009

Financial paper	659	602
Commercial credit	26,312	24,031
Secured loans	155,407	148,874
Credit accounts	22,547	19,683
Other loans	100,468	98,238
Reverse repurchase agreements	685	987
Receivable on demand and other	17,848	15,253
Finance leases	7,965	8,222
Impaired assets	15,782	15,197

Total gross	347,673	331,087

Valuation adjustments	(8,414)	(7,645)
Impairment losses	(9,625)	(8,720)
Accrued interests and fees	230	320
Hedging derivatives and others	981	755

Total net	339,259	323,442

The heading “Loans and receivables — Loans and advances to customers” heading of the accompanying consolidated balance sheets includes securitized loans that have not been derecognized as mentioned in Note 2.2.2. The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are set forth below:

	Millions of Euros
	June	December
Securitized Loans	2010	2009

Securitized mortgage assets	31,034	34,987
Other securitized assets	12,711	10,597

Total	43,745	45,584

Of which:	—	—
Liabilities associated to assets retained on the balance sheet (*)	8,164	9,012

(*)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt securities” in the accompanying consolidated balance sheets (Note 23).
Some other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred. As of June 30, 2010 and December 31, 2009, the outstanding balances of derecognized securitized loans were as follows:

	Millions of Euros
	June	December
Derecognized Securitized Loans	2010	2009

Securitized mortgage assets	105	116
Other securitized assets	242	276

Total	347	392

14. HELD-TO-MATURITY INVESTMENTS
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	Amortized	Unrealized	Unrealized	Fair
June 2010	Cost	Gains	Losses	Value

Domestic Debt Securities
Spanish Government and other government agency debt securities	5,999	4	(303)	5,700
Other domestic debt securities	887	1	(36)	852

Subtotal	6,886	5	(339)	6,552

Foreign Debt Securities
Government and other government agency debt securities	2,542	70	(9)	2,603
Other debt securities	340	8	(9)	339

Subtotal	2,882	78	(18)	2,942

Total	9,768	83	(357)	9,494

	Millions of Euros
	Amortized	Unrealized	Unrealized	Fair
December 2009	Cost	Gains	Losses	Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942

Subtotal	2,626	29	(31)	2,624

Foreign Debt Securities
Government and other government agency debt securities	2,399	64	(7)	2,456
Other debt securities	412	7	(6)	413

Subtotal	2,811	71	(13)	2,869

Total	5,437	100	(44)	5,493

The foreign securities held by the Group as of June 30, 2010 and December 31, 2009 in the held-to-maturity portfolio correspond to European issuers.
After analyzing the unrealized losses, it was concluded that they are temporary, since the payment deadlines on the interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the securities.
The changes over the six months ended June 30, 2010 and 2009 under this heading in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Held-to-Maturity Investments	June	June
Changes on the Period	2010	2009

Balance at the beginning	5,438	5,285

Acquisitions	4,434	—
Redemptions and other	(103)	(184)

Balance at the end	9,769	5,101

Impairment	(1)	—

Total	9,768	5,101

15. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE) AND FAIR VALUE CHANGES OF THE HEDGE IN MACRO-HEDGE
The breakdown of the balance of these items in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged	June	December
items in portfolio hedges of interest rate risk	2010	2009

ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	118	—
Hedging derivatives	4,586	3,595

LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—

Hedging derivatives	2,191	1,308

As of June 30, 2010 and December 31, 2009, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:
•	Fair value hedge:
-	Available-for-sale fixed-interest debt securities: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Long term fixed-interest debt issued by Group: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Available-for-sale equity securities: this risk is hedged using equity swaps.

-	Fixed-interest loans: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Fixed-interest deposit portfolio macro- hedges: this risk is hedged using fixed-variable swaps and options of interest rate. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk.”

-	Cash-flow hedge: Most of the hedged items are floating interest-rate loans: this risk is hedged using foreign-exchange and interest-rate swaps.
•	Net foreign-currency investment hedge: The risks hedged are foreign-currency investments in the Group’s subsidiaries abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchase.
Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.
The breakdown of the fair value of the hedging derivatives, organized hedged risk, recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	Currency	Interest	Equity Price
June 2010	Risk	Rate Risk	Risk	Other Risks	Total

OTC markets
Credit institutions
Fair value hedge	(7)	2,393	88	(1)	2,473
Cash flow hedge	(98)	266	—	—	168
Net investment in a foreign operation hedge	—	(6)	—	—	(6)

Subtotal	(105)	2,653	88	(1)	2,635

Other financial Institutions
Fair value hedge	—	143	32	—	175
Cash flow hedge	(1)	(1)	—	—	(2)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	(1)	142	32	—	173

Other sectors
Fair value hedge	—	(414)	—	—	(414)
Of wich: Macro hedge	—	(404)	—	—	(404)
Cash flow hedge	—	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	(414)	—	—	(414)

Total	(106)	2,381	120	(1)	2,394

Of which: Asset Hedging Derivatives	—	4,399	187	—	4,586

Of which: Liability Hedging Derivatives	(106)	(2,017)	(69)	(1)	(2,191)

	Millions of Euros
	Currency	Interest Rate	Equity Price
December 2009	Risk	Risk	Risk	Other Risks	Total

OTC markets
Credit institutions
Fair value hedge	—	1,985	(32)	—	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	—	—	(26)

Subtotal	18	2,216	(36)	(4)	2,194

Other financial Institutions
Fair value hedge	—	123	(21)	—	102
Cash flow hedge	—	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	123	(21)	—	102

Other sectors
Fair value hedge	—	(9)	—	—	(9)
Cash flow hedge	—	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	(9)	—	—	(9)

Total	18	2,330	(57)	(4)	2,287

Of which: Asset Hedging Derivatives	22	3,492	81	—	3,595

Of which: Liability Hedging Derivatives	(4)	(1,162)	(138)	(4)	(1,308)

The most significant cash flows forecasted for the coming years for cash flow hedging held on the balance sheet as of June 30, 2010 are shown below:

	Millions of Euros
		From 3
	3 Months or	Months to 1	From 1 to 5	More than 5
Cash Flows of Hedging Instruments	Less	Year	Years	Years	Total

Receivable cash flows	141	243	1,129	2,599	4,112

Payable cash flows	72	278	783	2,677	3,810

The forecast cash flows in the table above will at most impact on the accompanying consolidated income statement until the year 2049. The amounts previously recognized in equity from cash flow hedges that were removed from equity and included in the consolidated income statement, either in the heading “Net gains (losses) on financial assets and liabilities” or in the heading “Exchange differences (net)”, for the six months ended June 30, 2010 and 2009 were €12 million and -€2 million respectively.
The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2010 was not significant.
As of June 30, 2010 and December 31, 2009, there were no hedges of highly probable forecast transactions in the Group.

16. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The composition of the balance of the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale	June	December
Breakdown by type of Asset	2010	2009

From:
Tangible fixed assets (net)	253	356
For own use	169	272
Assets leased out under an operating lease	84	84
Foreclosures or recoveries (net)	1,256	694
Foreclosures	1,079	628
Recoveries from financial leases	177	66

Total	1,509	1,050

Mean maturity of the assets through foreclosures and recoveries was less than 2 years.
The increase of the balance of the heading “Non-current assets held for sale — From foreclosures or recoveries (net)” in the above table is basically due to foreclosed assets in Spain and the United States.
As of June 30, 2010 and December 31, 2009, there were no liabilities associated with non-current assets held for sale.
17. INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
	June	December
Investments in Entities Accounted for Using the Equity Method	2010	2009

Associate entities	4,402	2,614
Jointly controlled entities	290	308

Total	4,692	2,922

17.1. ASSOCIATES
The following table shows the carrying amount of the most significant of the Group’s investments in associates in the accompanying consolidated balance sheets:

	Millions of Euros
	June	December
Investments in Associates	2010	2009

Grupo CITIC	4,087	2,296
Occidental Hoteles Management, S.L.	102	84
Tubos Reunidos, S.A.	52	52
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	38	49
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	38	49
ServiRed, S.A.	15	20
Resto asociadas	70	64

Total	4,402	2,614

The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).
Appendix IV shows associate entities as of June 30, 2010.
The breakdown of the balance and gross changes in the six-month periods ended June 30, 2010 and the January 1, 2010 under this heading of the consolidated balance sheets are as follows:

	Millions of Euros
Associates Entities. Changes in the period.	June	December
Breakdown of Goodwill	2010	2009

Balance at the beginning	2,614	894

Acquisitions and capital increases (*)	1,198	53
Disposals	(9)	(2)
Transfers and others (**)	599	1,669

Balance at the end	4,402	2,614

Of which:
Goodwill	1,670	844
CITIC Group	1,666	841

Rest	4	3

(*)	The change of 2010 corresponds basically to the acquisition of 4.93% of CNCB formalized in April 2010

(**)	Correspond, in 2009, mainly to the reclassification from the heading “Available-for-sale financial assets “ of CNCB investment and in 2010 due to the exchange rate development.
Agreement with the CITIC Group
The BBVA Group holds several agreements with the banking branch of the largest industrial group in China, CITIC Group (CITIC) to develop a strategic alliance in the Chinese market. BBVA’s investment in CNCB is considered strategic for the Group, as it is the platform for developing its business in continental China and is also key for the development of CITIC’s international business. BBVA has the status of “sole strategic investor” in CNCB. In 2009, BBVA’s share in CNCB was reclassified from “Available for sale financial assets” of the accompanying consolidated balance sheets (Note 12) to the heading “Investments in entities accounted for using the equity method — Associates” since the Group gained significant influence in the holding.
Furthermore, on April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.
As of June 30, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

17.2. JOINTLY CONTROLLED ENTITIES
The jointly controlled entities that the Group has considered should be accounted for using the equity method (see Note 2.1) because this better reflects the economic reality of such holdings, are recognized under this heading of the accompanying consolidated balance sheets.
The following table shows the balances of the most significant of the Group’s investments in the primary jointly controlled entities in the accompanying consolidated balance sheets:

	Millions of Euros
	June	December
Jointly Controlled Entities	2010	2009

Corporación IBV Participaciones Empresariales S.A.	129	157
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	24	20
I+D Mexico, S.A.	19	15
Fideicomiso Hares BBVA Bancomer F/47997-2	18	15
Fideicomiso F/70413 Mirasierra	14	12
Fideicomiso F/402770-2 Alamar	12	10
Fideicomiso F/403112-6 Dos lagos	11	9
Las Pedrazas Golf, S.L.	10	9
Rest	53	61

Total	290	308

Of which
Goodwill	1	5
Grupo Profesional Planeación y Proyectos S.A. de C.V.	—	3

Rest	1	2

If the jointly controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of June 30, 2010 would have been as follows:

	Millions of Euros
	June	December
Jointly Controlled Entities. Effect on the Group’s main figures	2010	2009

Assets	814	861
Liabilities	360	364

Net operating income	6	(12)

The breakdown of the jointly controlled entities consolidated using the equity method as of June 30, 2010 is shown in Appendix IV.

17.3. INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE EQUITY METHOD
The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities accounted for using the equity method as of June 30, 2010 and December 31, 2009, respectively (see Appendix IV).

	Millions of Euros
	June 2010		December 2009
		Jointly		Jointly
Associates and Jointly Controlles Entities		Controlled		Controlled
Financial Main figures	Associates	Entities	Associates	Entities

Current Assets	18,556	287	10,611	347
Non-current Assets	18,371	527	8,463	514
Current Liabilities	31,396	122	10,356	108
Non-current Liabilities	5,531	692	8,719	754
Net sales	318	40	605	84
Operating Income	133	7	244	(12)
Net Income	96	4	166	(14)

(*)	Non audited information
17.4. NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS
Appendix V shown on acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.
17.5 IMPAIRMENT
No impairment losses on the goodwill of jointly-controlled entities were recognized for the six-month period ended June 30, 2010. In 2009, €3 million of impairment losses on the goodwill of jointly-controlled entities were recognized, of which most are related to Econta Gestión Integral, S.L.
18. REINSURANCE ASSETS
This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.
The amounts recognized in the accompanying consolidated balance sheets corresponding to the share of the reinsurer in the technical provisions are set forth below:

	Millions of Euros
	June	December
Reinsurance Asset	2010	2009

Reinsurance assets	40	29

19. TANGIBLE ASSETS
The breakdown of the balance of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of euros
Tangible Assets. Breakdown by Type of Asset	June	December
Cost Value, Amortizations and Depreciations	2010	2009
Property, plants and equipment
For own use
Land and Buildings	3,492	2,989
Work in Progress	139	182
Furniture, Fixtures and Vehicles	5,371	5,599
Accrued depreciation	(4,515)	(4,569)
Impairment	(21)	(19)

Subtotal	4,466	4,182

Assets leased out under an operating lease
Assets leased out under an operating lease	1,002	988
Accrued depreciation	(265)	(265)
Impairment	(22)	(32)

Subtotal	715	691

Subtotal	5,181	4,873

Investment properties
Building rental	1,785	1,793
Rest	11	10
Accrued depreciation	(59)	(52)
Impairment	(171)	(117)

Subtotal	1,566	1,634

Total	6,747	6,507

The balance under the heading “Investment properties” includes mainly the rented buildings of the real estate fund BBVA Propiedad F.I.I. (see Appendix II).
The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of June 30, 2010 and December 31, 2009:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries	June	December
Net Assets Values	2010	2009
Foreign subsidiaries	2,824	2,473
BBVA and Spanish subsidiaries	3,923	4,034

Total	6,747	6,507

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of June 30, 2010 and December 31, 2009.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
	June	December
Bank Branches by Geographical Location	2010	2009
Spain	3,029	3,055
Americas	4,234	4,267
Rest of the world	144	144

Total	7,407	7,466

20. INTANGIBLE ASSETS
20.1. GOODWILL
The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (“CGU”) that originated them, is as follows:

	Millions of Euros
	Balance at the		Exchange			Balance
June 2010	Beginning	Additions	Differences	Impairment	Rest	at the End

The United States	5,357	—	932	—	(2)	6,287
Mexico	593	—	122	—	3	718
Colombia	205	—	51	—	—	256
Chile	65	—	6	—	—	71
Chile Pensions	108	—	10	—	—	118
Spain and Portugal	68	—	—	—	—	68

Total	6,396	—	1,121	—	1	7,518

	Millions of Euros
	Balance at the		Exchange			Balance
December 2009	Beginning	Additions	Differences	Impairment	Rest	at the End

The United States	6,676	—	(226)	(1,097)	4	5,357
Mexico	588	—	9	—	(4)	593
Colombia	193	—	12	—	—	205
Chile	54	—	11	—	—	65
Chile Pensions	89	—	19	—	—	108
Spain and Portugal	59	—	—	—	9	68

Total	7,659	—	(175)	(1,097)	9	6,396

As of June 30, 2010 and 2009, no impairment losses on the goodwill that the Group recognized were recorded in the accompanying consolidated income statements.

20.2. OTHER INTANGIBLE ASSETS
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
	June	December
Other Intangible Assets. Breakdown by type of Assets	2010	2009
Computer software acquisition expenses	634	464
Other deferred charges	34	29
Other intangible assets	361	360
Impairment	(1)	(1)

Total	1,028	852

21. TAX ASSETS AND LIABILITIES
21.1 CONSOLIDATED TAX GROUP
Pursuant to current legislation, the Consolidated Tax Group includes BBVA as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.
The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.
21.2 YEARS OPEN FOR REVIEW BY THE TAX AUTHORITIES
The years open to review in the Consolidated Tax Group as of December 30, 2010 are 2004 and following for the main taxes applicable.
The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.
In 2009, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2003, some of which were contested. After considering the temporary nature of certain of the items assessed, provisions were set aside for the amounts, if any, that might arise from these assessments.
Over the year ended December 31, 2009, notice was also given of the start of inspections for the years 2004 to 2006 for the main taxes to which the tax group is subject. These inspections had not been completed as of June 30, 2010.
In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated interim financial statements.

21.3 RECONCILIATION
The reconciliation of the corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

Reconciliation of the Corporate Tax Expense	Millions of Euros
Resulting from the Application of the Standard Rate	June	June
and the Expense Registered by this Tax	2010	2009
Corporation tax (*)	1,096	1,201
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(89)	(139)
Other items net	(58)	(155)
Net increases (decreases) due to temporary differences	168	(373)

Charge for income tax and other taxes	1,117	534

Deferred tax assets and liabilities recorded (utilized)	(168)	373

Income tax and other taxes accrued in the period	949	907

Adjustments to prior years’ income tax and other taxes	(8)	54

Income tax and other taxes	941	961

(*) 30% Tax Rate.
The effective tax rate the six-month period ended June 30, 2010 and 2009 is as follows:

	Millions of Euros
	June	June
Effective Tax Rate	2010	2009
Income from:
Consolidated Tax Group	1,751	2,023
Other Spanish Entities	(43)	(51)
Foreign Entities	1,943	2,031

Total	3,651	4,003

Income Tax	941	961

Effective Tax Rate	25.77%	24.01%

21.4 TAX RECOGNIZED IN TOTAL EQUITY
In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following amounts for these items in its consolidated equity as of June 30, 2010 and 2009:

	Millions of Euros
	June	December
Tax Recognized in Total Equity	2010	2009
Charges to total equity	(517)	(717)
Credits to total equity (*)	415	1

Total	102	(716)

(*) Tax asset credit to total equity as of June 30, 2010, due primaly to debt instruments unrealized losses.
21.5 DEFERRED TAXES
The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance of the heading “Tax liabilities” in the accompanying consolidated balance sheets includes the liabilities relating to the Group’s various deferred tax liabilities.

The main items for which the Group companies have recorded deferred tax assets were provisions for pensions and similar obligations to employees (€17 million in June 2010 in BBVA Bancomer and €1,374 million BBVA), and insolvency funds (€531 million in BBVA Bancomer and €641 million in BBVA). The deferred tax liabilities are principally due to free depreciation and other.
22. OTHER ASSETS AND LIABILITIES
The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Other Assets and Liabilities	2010	2009
ASSETS-
Inventories	2,337	1,933
Transactions in transit	113	55
Accrued interest	749	581
Unaccrued prepaid expenses	559	421
Other prepayments and accrued income	190	160
Other items	1,740	1,383

Total	4,939	3,952

LIABILITIES-
Transactions in transit	58	49
Accrued interest	2,437	2,079
Unpaid accrued expenses	1,448	1,412
Other accrued expenses and deferred income	989	667
Other items	943	780

Total	3,438	2,908

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. The amounts under this heading include real-estate assets bought by these companies from distressed customers (mainly in Spain), net of their corresponding impairment. As of June 30, 2010 and December 31, 2009, the amounts recognized for valuation adjustments due to impairment losses on these assets amounted to €953 million and €606 million, respectively.
The principal companies in the Group that engage in real estate business activity and make up nearly all of the amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Desarrollos Inmobiliarios, S.A., Desarrollo Urbanístico Chamartín, S.A., Anida Desarrollos Singulares S.L. and Anida Operaciones Singulares, S.L., Anida Inmuebles España y Portugal, S.L. and Adprotel Strand, S.L.

23. FINANCIAL LIABILITIES AT AMORTIZED COST
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Financial Liabilities at Amortized Cost	2010	2009
Deposits from central banks (Note 9)	32,154	21,166
Deposits from credit institutions	62,575	49,146
Customer deposits	257,830	254,183
Debt certificates	86,407	99,939
Subordinated liabilities	18,988	17,878
Other financial liabilities	8,375	5,624

Total	466,329	447,936

As of June 30, 2010, the heading “Other financial liabilities” from the table above included the agreed dividend payable by BBVA but pending payment (see Note 4). This is the first interim dividend against 2010 results, and was paid as of July 10, 2010. As of December 31, 2009, this heading included the interim dividend agreed and pending payment (see Note 4) corresponding to the third interim dividend for 2009 paid as of January 10, 2010.
23.1. DEPOSITS FROM CENTRAL BANKS
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is presented in Note 9.
23.2. DEPOSITS FROM CREDIT INSTITUTIONS
The breakdown of the balance of this heading in the consolidated balance sheets, according to the nature of the financial instruments, was as follows:

	Millions of Euros
	June	December
Deposits from Credit Institutions	2010	2009
Reciprocal accounts	475	68
Deposits with agreed maturity	38,343	30,608
Demand deposits	1,335	1,273
Other accounts	1,041	733
Repurchase agreements	21,242	16,263

Subtotal	62,436	48,945

Accrued interest until expiration	139	201

Total	62,575	49,146

The breakdown by geographical area and the nature of the related instruments of this heading, disregarding valuation adjustments, was as follows:

	Millions of Euros
		Deposits with
June 2010	Demand Deposits	Agreed Maturity	Repos	Total
Spain	1,072	7,037	1,859	9,968
Rest of Europe	327	20,117	11,099	31,543
The United States	95	6,757	794	7,646
Latin America	295	2,877	7,490	10,662
Rest of the world	21	2,596	—	2,617

Total	1,810	39,384	21,242	62,436

	Millions of Euros
		Deposits with
December 2009	Demand Deposits	Agreed Maturity	Repos	Total
Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
The United States	150	5,611	811	6,572
Latin America	336	1,576	9,945	11,857
Rest of the world	16	2,336	—	2,352

Total	1,340	31,341	16,264	48,945

23.3. CUSTOMERS DEPOSITS
The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

	Millions of Euros
	June	December
Customer Deposits	2010	2009
Government and other government agencies	20,270	15,297

Spanish	6,384	4,291
Foreign	13,873	10,997
Accrued interest	13	9

Other resident sectors	94,126	93,190

Current accounts	19,735	20,243
Savings accounts	28,577	27,137
Fixed-term deposits	39,052	35,135
Reverse repos	5,517	7,186
Other accounts	785	3,031
Accrued interest	460	458

Non-resident sectors	143,434	145,696

Current accounts	37,589	33,697
Savings accounts	26,166	23,394
Fixed-term deposits	71,771	83,754
Repurchase agreements	7,388	4,415
Other accounts	145	103
Accrued interest	375	333

Total	257,830	254,183

Of which:
In euros	117,690	114,066
In foreign currency	140,140	140,117

Of which:
Deposits from other creditors without valuation adjustment	257,296	253,566
Accrued interest	534	617

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, was as follows:

	Millions of Euros
			Deposits with
June 2010	Demand Deposits	Savings Deposits	Agreed Maturity	Repos	Total
Spain	23,552	28,632	40,648	7,218	100,050
Rest of Europe	4,083	475	17,651	2,177	24,385
The United States	13,948	12,172	32,657	—	58,777
Latin America	27,158	14,732	23,325	5,211	70,427
Rest of the world	541	216	2,587	—	3,344

Total	69,281	56,227	116,869	14,605	256,982

	Millions of Euros
			Deposits with
December 2009	Demand Deposits	Savings Deposits	Agreed Maturity	Repos	Total
Spain	23,836	27,245	38,370	7,572	97,023
Rest of Europe	2,975	457	18,764	3	22,199
The United States	11,548	10,146	46,292	—	67,986
Latin America	24,390	13,593	20,631	4,413	63,027
Rest of the world	440	181	2,527	—	3,148

Total	63,189	51,622	126,584	11,988	253,383

23.4. DEBT CERTIFICATES AND SUBORDINATED LIABILITIES
The breakdown of the heading “Debt certificates (including bonds)” in the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

	Millions of Euros
	June	December
Debt Certificates	2010	2009
Promissory notes and bills
In euros	9,479	11,024
In other currencies	8,603	18,558

Subtotal	18,082	29,582

Bonds and debentures issued
In euros -
Non-convertible bonds and debentures at floating interest rates	6,682	8,593
Non-convertible bonds and debentures at fixed interest rates	5,123	5,932
Covered bonds	36,333	34,708
Hybrid financial instruments	362	389
Bonds from securitization realized by the Group	7,332	8,407
Accrued interest and others (*)	3,462	2,731
In foreign currency -
Non-convertible bonds and debentures at floating interest rates	3,618	4,808
Non-convertible bonds and debentures at fixed interest rates	2,284	2,089
Covered bonds	813	731
Hybrid financial instruments	1,465	1,342
Other securities associated to financial activities	—	—
Bonds from securitization realized by the Group	832	605
Accrued interest and others (*)	19	22

Subtotal	68,325	70,357

Total	86,407	99,939

(*) Hedging operations and issuance costs.
The breakdown of the heading “Subordinated liabilities” of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

	Millions of Euros
	June	December
Subordinated Liabilities	2010	2009
Subordinated debt	12,856	12,117
Preferred securities	5,262	5,188

Subtotal	18,118	17,305

Accrued interest until expiration	870	573

Total	18,988	17,878

The changes for the six months ended June 30, 2010 and 2009 under the headings “Debt certificates (including bonds)” and “Subordinated liabilities” were as follows:

	Millions of Euros
				Exchange
	Balance at the		Repurchase or	Differences	Balance
June 2010	Beginning	Issuances	Redemption	and Other	at the End
Debt certificates issued in the European Union	107,068	59,451	(78,113)	4,859	93,265
With information brochure	107,034	59,451	(78,106)	4,838	93,217
Without information brochure	34	—	(7)	21	48
Other debt certificates issued outside the European Union	10,748	2,024	(1,310)	668	12,130

Total	117,816	61,475	(79,423)	5,527	105,395

	Millions of Euros
				Exchange
	Balance at the		Repurchase or	Differences	Balance
June 2009	Beginning	Issuances	Redemption	and Other	at the End
Debt certificates issued in the European Union	111,158	67,118	(64,420)	(4,751)	109,105
With information brochure	111,125	67,118	(64,420)	(4,751)	109,072
Without information brochure	33	—	—	—	33
Other debt certificates issued outside the European Union	9,986	5,333	(3,869)	(1,066)	10,384

Total	121,144	72,451	(68,289)	(5,817)	119,489

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the Bank or companies in the Group as of June 30, 2010 and December 31, 2009 is shown on Appendix VIII.
23.4.1 Promissory notes and bills
These promissory notes were issued mainly by BBVA, S.A. and Banco de Financiación, S.A.
23.4.2. Bonds and debentures issued
The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies for the six months ended June 30, 2010 and 2009:

	June 2010		June 2009
Interest Rates of Promissory		Foreign		Foreign
Notes and Bills Issued	Euros	Currency	Euros	Currency
Fixed rate	3.82%	5.05%	3.90%	4.10%
Floating rate	0.96%	3.70%	1.39%	3.72%

Most of the foreign-currency issuances are denominated in U.S. dollars.
23.4.3. Subordinated liabilities
23.4.3.1. Subordinated debt
These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.
The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII.

The item “Subordinated Liabilities” in the accompanying consolidated balance sheets includes the issue of convertible subordinated obligations at a value of €2,000 million issued by BBVA in September 2009. These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date, October 15, 2014. These obligations have been recognized as financial liabilities given that the number of Bank shares to be delivered is variable. The number of said shares will be that value at the date of conversion (determined based on the quoted value of the five sessions preceding the conversion) is equal to the nominal value of the obligations.
23.4.3.2. Preferred securities:
The breakdown by issuer of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
	June	December
Preferred Securities by Issuer	2010	2009
BBVA International, Ltd. (1)	500	500
BBVA Capital Finance, S.A.U. (1)	2,975	2,975
Banco Provincial, S.A	40	67
BBVA International Preferred, S.A.U. (2)	1,727	1,628
Phoenix Loan Holdings, Inc.	20	18

Total	5,262	5,188

(1)	Traded on the Spanish AIAF market,

(2)	Traded on the London Stock Exchange and New York Stock Exchanges,
These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.
Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, are subordinately guaranteed by the Bank.
The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII.
24. LIABILITIES UNDER INSURANCE CONTRACTS
The breakdown of the balance of this item in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts	June	December
Technical Reserve and Provisions	2010	2009
Mathematical reserves	6,742	5,994
Provision for unpaid claims reported	768	712
Provisions for unexpired risks and other provisions	558	480

Total	8,068	7,186

25. PROVISIONS
The breakdown of the balance of this item in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
	June	December
Provisions. Breakdown by concepts	2010	2009
Provisions for pensions and similar obligations	5,999	6,246
Provisions for taxes and other legal contingents	332	299
Provisions for contingent exposures and commitments	313	243
Other provisions	1,839	1,771

Total	8,483	8,559

26. PENSION AND OTHER COMMITMENTS
As described in Note 2.2.12, the Group has assumed both defined-benefit and defined-contribution post-employment commitments with its employees; the proportion of defined-contribution benefits is gradually increasing, mainly due to new hires.
26.1. PENSION COMMITMENTS THROUGH DEFINED-CONTRIBUTION PLANS
The commitments with employees for pensions in post-employment defined-contribution plans correspond to current contributions the Group makes every year on behalf of active employees. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets.
The amounts recorded under this item in the accompanying consolidated income statements for contributions to these plans were €39 million and €34 million, respectively (see Note 46.1).
26.2 PENSION COMMITMENTS THROUGH DEFINED-BENEFIT PLANS AND OTHER LONG-TERM BENEFITS
Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent incapacity and death benefits.
The breakdown of the BBVA Group’s aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) recorded under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2009 of the last five years and as of June 30, 2010 are as follows:

	Millions of Euros
Commitments in Defined-Benefit Plans and	June
Other Post-Employment Commitments	2010	2009	2008	2007	2006	2005
Pension and post-employment benefits	8,076	7,995	7,985	7,816	8,173	7,639
Assets and insurance contracts coverage	2,077	1,749	1,101	1,883	1,816	1,399

Net assets	—	—	—	(34)	—	—
Net liabilities	5,999	6,246	6,359	5,967	6,357	6,240

The breakdown of the commitments pension commitments in defined-benefit plans and other post-employment commitments, as well as the corresponding insurance contracts or coverage, distinguishing between employees in Spain and the rest of the subsidiaries and BBVA, S.A. branches abroad, is as follows:

	Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare	June	December	June	December	June	December
Benefits: Spain and Abroad	2010	2009	2010	2009	2010	2009
Post-employment benefits	—	—	—	—	—	—
Post-employment benefits	2,912	2,946	1,135	997	4,048	3,943
Early retirement	3,163	3,309	—	—	3,163	3,309
Post-employment welfare benefits	215	222	651	521	866	743

Total post-employment benefits (1)	6,290	6,477	1,786	1,518	8,076	7,995

Insurance contracts coverage	—	—	—	—	—	—
Post-employment benefits	446	455	—	—	446	455
Other plan assets	—	—	—	—	—	—
Post-employment benefits	—	—	1,138	952	1,138	952
Post-employment welfare benefits	—	—	493	342	493	342

Total assets plan and insurance contracts coverage (2)	446	455	1,631	1,294	2,077	1,749

Net commitments (1) — (2)	5,844	6,022	155	224	6,000	6,246

of which:	—	—	—	—	—	—
Net assets	—	—	—	—	—	—
Net liabilities (*)	5,844	6,022	155	224	5,999	6,246

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligation” in the accompanyng consolidated balabce sheets
Additionally, there are other commitments to employees, including long-service bonuses which are recognized under the heading “Other provisions” in the accompanying consolidated balance sheets (see Note 25). These amounted to €36 million as of June 30, 2010 (€39 million as of December 31, 2009) of which €11 million correspond to Spanish companies and €25 million to companies and branches abroad (€13 million and €26 million, respectively, as of December 31, 2009).
The balance of the heading “Provisions — Provisions for pensions and similar obligations” on the accompanying consolidated balance sheets as of June 30, 2010, included €203 million for commitments for post-employment benefits maintained with previous executive members of the Board of Directors and the Bank’s Management Committee. It also includes €8 million as commitments to post-employment benefits for former non-executive members of the Bank’s Board of Directors. No charges for these concepts were recognized in the accompanying consolidated income statements for the six months ended June 30, 2010 with former members of the Bank’s Board of Directors and Management Committee.
The changes in these net commitments during the six-month periods ended June 30, 2010 and 2009 were as follows:

	Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Net Commitments Spain and Abroad:	June	June	June	June	June	June
Summary of Changes in the period	2010	2009	2010	2009	2010	2009
Balance at the beginning	6,022	6,282	224	77	6,246	6,359

Interest costs	127	133	66	53	193	186
Interest incomes	—	—	(59)	(46)	(59)	(46)
Current service cost	4	8	17	14	21	22
Current service cost for early retirements	115	118	—	—	115	118
Prior service cost or changes in the plan	6	7	—	—	6	7
Payments made in the period	(427)	(433)	—	(1)	(427)	(434)
Adquisitions and divestments	—	—	—	—	—	—
Effect of reductions and settlements	—	—	—	—	—	—
Contributions in the period	—	—	(134)	—	(134)	—
Actuarial losses (gains)	(4)	9	—	—	(4)	9
Exchage differences	—	—	40	(27)	40	(27)
Other changes	1	7	1	(2)	2	5

Balance at the end	5,844	6,131	155	68	5,999	6,199

The net charges recorded in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

		Millions of Euros
Total Post-employments Benefits BBVA Group:		June	June
Income Statements and Equity Effects.	Notes	2010	2009

Interest and similar expenses
Interest cost of pension funds	39	134	140
Personnel expenses
Transfer to internal pensions plans (Spain)	46	3	7
Transfer to pensions plans (Abroad)	46	2	2
Welfare benefits	46	16	13
Provision (net)
Transfer to fund for pension and similar obligations		—	—
Pension funds		6	33
Welfare benefits		(1)	—
Early retirements		117	113

Total Effects in Income Statements		277	308

Total Effects in Equity: (Debit) Credit to Reserves		(5)	4

26.2.1 Commitments in Spain
The most significant actuarial assumptions used as of June 30, 2010, and December 31, 2009, to quantify these commitments are as follows:

Pension Actuarial Hypothesis	June	December
Commitment with employees in Spain	2010	2009
Mortality tables	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5% AA Corporate Bond Yield Curve	4.5% AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 3% (depending on employee)
Retirement ages	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements
The breakdown of the various commitments to employees in Spain is as follows:
•	Pension commitments in Spain
The breakdown of pension commitments in defined-benefit plans as of June 30, 2010 and December 31, 2009 is as follows:

	Millions of Euros
	June	December
Pension Commitments Spain	2010	2009
Commitments to retired employees	2,793	2,847
Vested contingencies in respect of current employees	119	99

Total (*)	2,912	2,946

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligation” in the accompanyng consolidated balabce sheets
Insurance contracts have been contracted with insurance companies not related to the Group to cover some pension commitments in Spain. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of June 30, 2010 and December 31, 2009, the plan assets related to the insurance contracts mentioned (shown in the previous table under the heading “Insurance contract cover”) equaled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.
The rest of the commitments included in the previous table include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. The assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provision for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).
•	Early retirements in Spain
In the six months ended June 30, 2010, the Group in Spain offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 281 employees (223 in the six months ended June 30, 2009).
The early retirements commitments in Spain as of June 30, 2010 and December 31, 2009 recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets amounted to €3,163 million and €3,309 million, respectively.
The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements (see Note 48).
•	Other long-term commitments with employees in Spain
The long-term commitments with employees include post-employment welfare benefits and other commitments with employees.
–	Post-employment welfare benefits in Spain

The breakdown of these commitments as of June 30, 2010 and December 31, 2009 is as follows:

	Millions of Euros
	June	December
Post-Employment Welfare Benefits Commitments in Spain	2010	2009
Post-employment welfare benefit commitments to retired employees	175	183
Vested post-employment welfare benefit contingencies in respect of current employees	40	39

Total Commitments (*)	215	222

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligation” in the accompanyng consolidated balabce sheets
–	Other commitments with employees — Long-service bonuses

In addition to the post-employment welfare benefits mentioned above, the Group maintained certain commitments in Spain with some employees, called “Long-service bonuses”. These commitments are for the payment of a certain amount in cash and for the allotment of Banco Bilbao Vizcaya Argentaria, S.A. shares when these employees complete a given number of years of effective service. The Group has offered these employees the option to redeem the accrued value of such share benefits prior to the established date of seniority. The value of the long-service bonuses as of June 30, 2010 and December 31, 2009 for employees who did not choose early settlement is recognized under the heading “Provisions – Other provisions” (see Note 25) of the accompanying consolidated balance sheets with the figure of €11 million and €13 million, respectively.

Breakdown of changes in commitments with employees in Spain
The changes in these net commitments with employees in Spain during the six months ended June 30, 2010 and 2009 were as follows:

	Millions of Euros
Net Commitments in Spain :		Early	Welfare	Total
Changes in the period January 1, - June 30, 2010	Pensions	Retirements	Benefits	Spain
Balance at the beginning	2,491	3,309	222	6,022

Interest costs	54	68	5	127
Interest incomes	—	—	—	—
Current service cost	3	—	1	4
Current service cost for early retirements	—	115	—	115
Prior service cost or changes in the plan	6	—	—	6
Payments made in the period	(84)	(329)	(14)	(427)
Adquisitions and divestments	—	—	—	—
Effect of reductions and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial losses (gains)	(5)	2	(1)	(4)
Exchage differences	—	—	—	—
Other changes	1	(2)	2	1

Balance at the end	2,466	3,163	215	5,844

	Millions of Euros
Net Commitments in Spain :		Early	Welfare	Total
Changes in the year 2009	Pensions	Retirements	Benefits	Spain
Balance at the beginning	2,624	3,437	221	6,282

Interest costs	114	135	10	259
Interest incomes	—	—	—	—
Current service cost	18	—	2	20
Current service cost for early retirements	—	430	—	430
Prior service cost or changes in the plan	31	—	5	36
Payments made in the period	(249)	(712)	(19)	(980)
Effect of reductions and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial losses (gains)	2	4	(3)	3
Other changes	(49)	15	6	(28)

Balance at the end	2,491	3,309	222	6,022

The net charges recognized in the accompanying consolidated income statements and under the heading “Reserve” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for pensions commitments and other post-employment benefits in entities in Spain are as follows:

	Millions of Euros
Post-employments Benefits in Spain	June	June
Income Statements and Equity Effects.	2010	2009
Interest and similar expenses
Interest cost of pension funds	127	133
Personnel expenses
Transfer to pensions plans	3	7
Welfare benefits	1	1
Provision (net)
Transfer to fund for pension and similar obligations
Pension funds	6	18
Welfare benefits	(1)	—
Early retirements	117	113

Total Effects in Income Statements	253	272

Total Effects in Equity: (Debit) Credit to Reserves	(5)	4

26.2.2. Commitments abroad:
The main commitments with employees abroad correspond to those in Mexico, Portugal and United States, which together represent 94% of the total commitments with employees abroad as of June 30, 2010 and 28% of the total commitments with employees in the BBVA Group as a whole as of June 30, 2010 (94% and 23%, respectively, as of December 31, 2009).
As of June 30, 2010 and December 31, 2009 the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

	Millions of Euros
	Commitments		Plan Assets		Net Commitments
Post-Employment Commitments	June	Decembre	June	Decembre	June	Decembre
Abroad	2010	2009	2010	2009	2010	2009
Pension Commitments	—	—	—	—	—	—
Mexico	484	398	562	424	(78)	(26)
Portugal	324	321	318	320	5	1
The United States	236	194	203	162	34	32
Rest	91	84	54	46	37	38

Subtotal	1,135	997	1,138	952	(2)	45

Post-Employment Welfare Benefits	—	—	—	—	—	—
Mexico	640	511	493	342	147	169
Portugal	—	—	—	—	—	—
The United States	—	—	—	—	—	—
Rest	11	10	—	—	11	10

Subtotal	651	521	493	342	158	179

Total	1,786	1,518	1,631	1,294	155	224

The changes in the net post-employment commitments with employees abroad in the six months ended June 30, 2010 is as follows:

	Millions of Euros
Net Commitments Abroad:			United	Rest of	Total
Changes for the six months ended June 30, 2010	Mexico	Portugal	States	Countries	Abroad
Balance at the beginning	143	1	32	48	224

Interest costs	47	8	6	5	66
Interest incomes	(43)	(6)	(6)	(4)	(59)
Current service cost	12	2	2	1	17
Current service cost for early retirements	—	—	—	—	—
Prior service cost or changes in the plan	—	—	—	—	—
Payments made in the period	—	—	—	—	—
Adquisitions and divestments	—	—	—	—	—
Effect of reductions and settlements	—	—	—	—	—
Contributions in the period	(120)	—	(7)	(7)	(134)
Actuarial losses (gains)	—	—	—	—	—
Exchage differences	29	—	6	5	40
Other changes	—	—	1	0	1

Balance at the end	68	5	34	48	155

In the table above, “Payments made in the period” are presented net, as the difference between the payment to the beneficiary charged against the fund and the reduction in fund assets for the same amount. These payments corresponding to the six months ended June 30, 2010, amounted to €18 million for pensions in Mexico, €10 million for welfare benefits in Mexico and €8 million for pensions in Portugal.
The net charges recognized in the accompanying consolidated income statements and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12.) of the BBVA Group for commitments to post-employment benefits abroad were as follows:

	Millions of euros
Commitments with employees Abroad:	June	June
Income Statements and Equity Effects.	2010	2009
Interest and similar expenses	7	7
Personnel expenses	17	14
Provisions (net)	—	15

Total Effects in Income Statements	24	36

Total Effects in Equity: (Debit) Credit to Reserves	—	—

•	Commitments with employees in Mexico:
The main actuarial assumptions used in quantifying the commitments with employees in Mexico as of June 30, 2010 have not varied significantly compared with those applied as of December 31, 2009 and they are as follows:

June
Post-Employment Actuarial Hypothesis in Mexico	2010
Mortality tables	EMSSA 97
Discount rate (cumulative annual)	9.25%
Consumer price index (cumulative annual)	3.75%
Medical cost trend rates	6.75%
Expected rate of return on plan assets	9.40%
For the six-month period ended June, 30 2010, the estimated returns on plan assets linked to the commitments to post-employment welfare benefits recognized in the accompanying consolidated income statement was €3 million. As of June 30, 2010 the plan assets covering these obligations were all in fixed-income securities.

•	Pension Commitments in Portugal:
The main actuarial assumptions used in quantifying the commitments with employees in Portugal as of June 30, 2010 have not varied significantly compared with those applied as of December 31, 2009 and they are as follows:

June
Post-Employment Actuarial Hypothesis in Portugal	2010
Mortality tables	TV 88/90
Discount rate (cumulative annual)	5.35%
Consumer price index (cumulative annual)	2.00%
Salary growth rate (cumulative annual)	3.00%

Expected rate of return on plan assets	4.50%

In the six-month period ended June, 30, 2010, the estimated returns on plan assets designed to cover these pension commitments recognized in the accompanying consolidated income statement was €2 million. As of June 30, 2010 the plan assets for these commitments were all in debt securities. As of June 30, 2010 the plan assets covering these obligations were mainly in fixed-income securities.
•	Pension commitments in the United States:
The main actuarial assumptions used in quantifying the commitments with employees in the United States as of June 30, 2010 have not varied significantly compared with those applied as of December 31, 2009:

June
Post-Employment Actuarial Hypothesis in the United States	2010
Mortality tables	RP 2000 Projected
Discount rate (cumulative annual)	5.93%
Consumer price index (cumulative annual)	2.50%
Salary growth rate (cumulative annual)	3.50%
Expected rate of return on plan assets	7.50%

Medical cost trend rates	8,50% to 5% in 2013

In the six-month period ended June, 30 2010, the estimated returns on plan assets designed to cover these pension commitments recognized in the accompanying consolidated income statement was €1 million. As of June 30, 2010, the plan assets covering these obligations were invested in both equity and fixed-income securities.
26.2.3 Estimated future payments for commitments with employees in the BBVA Group
The estimated benefit payments in millions of euros over the next 10 years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Estimated Future Payments for
Post-Employment Commitments	2011	2012	2013	2014	2015	2016-2020

Pensions Spain	175	174	173	170	170	823
Early-Retirement Spain	546	504	460	412	400	1,198
Welfare Benefits Spain	19	18	17	17	17	83
Pensions Mexico	30	31	31	32	31	191
Pensions Portugal	16	17	18	18	18	102
Pensions United States	8	8	9	10	10	63

Total	794	752	708	659	646	2,460

27. COMMON STOCK
As of June 30, 2010, the share capital of BBVA amounted to €1,836,504,869.29, divided into 3,747,969,121 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.
All BBVA shares carry the same voting and dividend rights and no single stockholder enjoys special voting rights.
BBVA shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. American Depositary Shares (ADSs) listed in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement between these two exchanges.
Also, as of June 30, 2010, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were listed on their respective local stock markets, the latter two also being listed on the New York Stock Exchange. BBVA Banco Frances, S.A. is also listed on the Latin-American market of the Madrid Stock Exchange.
As of June 30, 2010, Manuel Jove Capellán held 4.22% of BBVA common stock through the companies Inveravante Inversiones Universales, S.L. and Bourdet Inversiones, SICAV, S.A.
As a result of the acquisition of the business of Barclays Global Investors (BGI) as of December 1, 2009, the company Blackrock Inc, whose registered office is in the United Kingdom, had an indirect holding of 4.45% in BBVA’s common stock as of June 30, 2010, through the company Blackrock Investment Management (UK).
In addition, as of the same date, Chase Nominees Ltd, State Street Bank and Trust Co. and the Bank of New York Mellon, in their capacity as international custodian/depositary banks, held 6.55%, 4.97% and 3.84% of BBVA common stock, respectively.
BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.
BBVA has not been notified of the existence of any agreements between shareholders to regulate the exercise of voting rights at the Bank’s AGMs, or to restrict or place conditions upon the free transferability of BBVA shares. It is also not aware of any agreement that might result in changes in the control of the issuer.
At the AGM held on March 13, 2009 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Act, the power to increase capital, on one or more occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid-up share capital at the date of the resolution, i.e. €918,252,434.60. Article 159.2 of the Corporations Act empowers the Board to exclude the preferred subscription right in relation to these share issues, although these powers will be limited to 20% of the Company’s common stock. The directors have the legally-established time period during which to increase the common stock, i.e., five years. So far, BBVA has not issued any shares under this authorization.
At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude the preferential subscription rights of shareholders in accordance with the Corporations Act, to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. In virtue of this authorization, the Board of Directors agreed at its meeting as of July 27, 2009 to issue €2,000 million of convertible bonds, excluding the right to preferential subscription.
Previously, the AGM held on March 18, 2006 had agreed to delegate to the Board of Directors the faculty to issue, within a maximum legal period of five years as of said date, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments through debentures, any class of bonds, promissory notes, any class of commercial paper or warrants, which may be totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CFD), or any other senior or secured nominative or bearer debt securities (including mortgage-backed bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorized is €105,000 million. This amount was increased by €30,000 million by the Ordinary General Stockholders’ Meeting held on March 16, 2007, by

€50,000 million by the AGM on March 14 2008, and by an additional €50,000 million by the AGM on March 13, 2009. Accordingly, the maximum total nominal amount delegated by the General Meeting was €235,000 million.
28. SHARE PREMIUM
The amounts under this heading in the accompanying consolidated balance sheets total €12,453 million as of June 30, 2010 and December 31, 2009.
There was a charge against the item “Share premium” in 2009 of €317 million corresponding to payment to shareholders on April 20, 2009 as a complement to dividends for 2008, which was approved at the AGM on March 13, 2009 (see Note 4)
This payment consisted in a total of 60,451,115 treasury stock (see Note 30) at one (1) share for each sixty-two (62) held by shareholders at market close on April 9, 2009. These shares were valued at €5.25 each (the average weighted price per share of Banco Bilbao Vizcaya Argentaria, S.A. in the Spanish continuous system on March 12, the day before that of the AGM mentioned above).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.
29. RESERVES
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Reserves. Breakdown by concepts	2010	2009

Legal reserve	367	367
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares	835	501
Restricted reserve for redenomination of capital in euros	2	2
Revaluation Royal Decree-Law 7/1996	45	48
Voluntary reserves	4,358	2,918
Consolidation reserves attributed to the Bank and dependents consolidated companies	8,899	8,150

Total	14,594	12,074

29.1. LEGAL RESERVE
Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This 20% minimum had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of June 30, 2010. The legal reserve can be used to increase the share capital provided that the balance of the reserve does not fall below 10% of the increased capital.
To the extent mentioned above, and until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.
29.2. RESTRICTED RESERVES
Pursuant to the amended Spanish Corporations Act, a restricted reserve is recognized resulting from the reduction of the nominal value of each share in April 2000, and another restricted reserve resulting from the amount of treasury stock held by the Bank at each period-end, as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the share capital in euros.
29.3. REVALUATION OF ROYAL DECREE-LAW 7/1996 (REVALUATION AND REGULARIZATION OF THE BALANCE SHEET)
Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the legal provisions applicable to the regularization and revaluation of balance sheets. Thus, as of December 31, 1996, Banco Bilbao Vizcaya, S.A. revalued its tangible assets pursuant to Royal Decree-Law 7/1996 of June 7 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing valuations.
Following the review of the balance of the “Revaluation Reserve pursuant to Royal Decree-Law 7/1996”, June 7, account by the tax authorities in 2000, this balance could only be used, free of tax, to offset recognized losses and to increase share capital until January 1, 2007. From that date, the remaining balance of this account can also be allocated to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognized. As of June 30, 2010 and December 31, 2009, the balance of restricted reserves (not yet classified as unrestricted reserves) amounted to €45 million and €48 million, respectively.
29.4. RESERVES AND LOSSES AT CONSOLIDATED COMPANIES
The breakdown, by company or corporate group, of the item “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
	June	December
Assigned Reserves to the Consolidation Process	2010	2009

Accumulated reserves (losses)
Holding company	3,873	1,675
Grupo BBVA Bancomer	5,340	4,022
Grupo Chile	539	419
Grupo BBVA Banco Provincial	593	413
Grupo BBVA Continental	183	127
Grupo BBVA Puerto Rico	5	72
Grupo BBVA USA Bancshares	(953)	71
Grupo BBVA Portugal	(194)	(207)
Grupo BBVA Colombia	(140)	(209)
Grupo BBVA Banco Francés	(101)	(139)
BBVA Seguros, S.A.	1,275	1,052
Corporacion General Financiera, S.A.	1,255	1,229
BBVA Luxinvest, S.A.	1,231	1,239
Cidessa Uno, S.L.	1,012	746
Anida Grupo Inmobiliario, S.L.	377	401
BBVA Suiza, S.A.	249	233
Bilbao Vizcaya Holding, S.A.	170	166
BBVA Panamá, S.A.	147	118
BBVA Ireland Public Limited Company	144	103
Almacenes Generales de Deposito, S.A.E.	110	105
Compañía de Cartera e Inversiones, S.A.	109	123
Anida Desarrollos Singulares, S.L.	(299)	(21)
Participaciones Arenal, S.L.	(181)	(181)
Anida Operaciones Singulares, S.L.	(117)	(1)
BBVA Propiedad F.I.I.	(116)	(12)
Compañía Chilena de Inversiones, S.L.	(135)	(135)
Finanzia, Banco de Crédito, S.A.	(49)	146
Rest	190	210

Subtotal	14,517	11,765

Reserves (losses) of entities accounted for using the equity method:	—	—
Grupo CITIC	111	31
Tubos Reunidos, S.A.	52	51
Corp. IBV Participaciones Empresariales, S.A.	4	249
Part. Servired, Sdad.Civil	11	24
Occidental Hoteles Management, S.L.	(43)	(13)
Hestenar, S.L.	(15)	(2)
Rest	(43)	(31)

Subtotal	77	309

Total Reserves	14,594	12,074

For the purpose of allocating the reserves and accumulated losses at the consolidated companies shown in the above table, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.
As of June 30, 2010 and December 31, 2009, €2,801 million and €2,140 million, respectively, in the individual financial statements of the subsidiaries were restricted reserves.
30. TREASURY STOCK
Throughout the six months ended June 30, 2010 and 2009, the Group companies performed the following transactions with shares issued by the Bank:

	June 2010		June 2009
	Number of	Millions of	Number of	Millions of
Treasury Stock	Shares	Euros	Shares	Euros

Balance at the beginning	16,642,054	224	61,539,883	720

+ Purchases	416,477,119	4,118	377,532,513	2,774
- Sales and other changes	(378,396,035)	(3,838)	(433,220,188)	(3,337)
+/- Derivatives over BBVA shares	—	(11)	—	(134)

Balance at the end	54,723,138	493	5,852,208	23

Of which:	—	—	—	—
Held by BBVA	944,223	14	2,315,059	(8)
Held by Corporación General Financiera, S.A.	53,778,386	479	3,524,033	31
Held by other subsidiaries	529	—	13,116	—
Average purchase price in euros	9.89	—	7.35	—
Average selling price in euros	9.74	—	6.86	—
Net gain or losses on transactions (Shareholders’ funds-Reserves)	—	(107)	—	(305)

The amount under the heading of “Sales and other changes” in the above table in the six months ended June 30, 2009 includes the allocation of treasury stock to the shareholders as an additional remuneration to complement the dividends for 2008 (see Note 28).
The percentages of treasury stock held by the Group in the six months ended June 30, 2010 and 2009 were as follows:

	June 2010		June 2009
Treasury Stock	Min	Max	Min	Max

% treasury stock	0.35%	2.40%	0.07%	2.70%

The number of shares of BBVA accepted in pledge as of June 30, 2010 and December 31, 2009 was as follows:

	June	December
Shares of BBVA Accepted in Pledge	2010	2009

Number of shares in pledge	93,265,377	92,503,914
Nominal value	0.49	0.49

% of share capital	2.49%	2.47%

The number of BBVA shares owned by third parties but managed by a company in the Group as of June 30, 2010 and December 31, 2009 was as follows:

	June	December
Shares of BBVA Owned by Third Parties but Managed by the Group	2010	2009

Number of shares property of third parties	79,989,361	82,319,422
Nominal value	0.49	0.49

% of share capital	2.13%	2.20%

31. VALUATION ADJUSTMENTS
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
		June	December
Valuation Adjustments	Notes	2010	2009

Available-for-sale financial assets	12.4	462	1,951
Cash flow hedging		151	188
Hedging of net investments in foreign transactions		(366)	219
Exchange differences	2.2.16	454	(2,236)
Non-current assets held for sale		—	—
Entities accounted for using the valuation method		143	(184)
Other valuation adjustments		—	—

Total		844	(62)

The balances recognized under these headings are presented net of tax.
32. NON-CONTROLLING INTEREST
The breakdown by consolidated company of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets was as follows:

	Millions of Euros
	June	December
Non-Controlling Interest	2010	2009

BBVA Colombia Group	33	30
BBVA Chile Group	321	280
BBVA Banco Continental Group	447	391
BBVA Banco Provincial Group	418	590
BBVA Banco Francés Group	130	127
Other companies	50	45

Total	1,399	1,463

These amounts are broken down by consolidated company under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
	June	June
Net Income atributed to Non-Controlling Interests	2010	2009

BBVA Colombia Group	4	3
BBVA Chile Group	45	34
BBVA Banco Continental Group	70	69
BBVA Banco Provincial Group	45	110
BBVA Banco Francés Group	16	22
Other companies	3	5

Total	183	243

33. CAPITAL BASE AND CAPITAL MANAGEMENT
Capital base
Bank of Spain Circular 3/2008, of May 22, on the calculation and control of minimum capital base requirements, regulates the minimum capital base requirements for Spanish credit institutions -both as individual entities and as consolidated groups- and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.
Circular 3/2008 implements Spanish legislation on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Directives, in compliance with the Accord adopted by the Basel Committee on Banking Supervision (Basel II).
The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.
As of June 30, 2010 and December 31, 2009, the Group’s capital exceeded the minimum capital base level required by regulations in force on each date as shown below:

	Millions of Euros
	June	December
Capital Base	2010	2009

Basic equity	27,965	27,114
Common Stock	1,837	1,837
Parent company reserves	23,200	20,892
Reserves in consolidated companies	4,210	1,600
Non-controlling interests	1,274	1,245
Other equity instruments	7,224	7,130
Deductions (Goodwill and others)	(11,200)	(8,177)
Attributed net income (less dividends)	1,420	2,587
Additional equity	12,101	12,116
Other deductions	(3,605)	(2,133)
Additional equity due to mixed group (*)	1,287	1,305

Total Equity	37,748	38,402

Minimum equity required	24,769	23,282

(*)	Mainly insurance companies in the Group.
The results of the stress tests of European financial institutions, published as of July 23, 2010, suggest that the BBVA Group will maintain its current solvency levels in 2011, even in the most adverse scenario that incorporates the additional impact of a possible sovereign risk crisis.
Capital management
Capital management in the Group has a twofold aim: to preserve the level of capitalization, in accordance with the business objectives in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: stock, preferential stock and subordinate debt.
This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008, both in terms of determining the capital base and the solvency ratios. This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management.
The Group carries out an integrated management of these risks, in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.
Capital is allocated to each business area (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group. This target is established at two levels: Core equity: adjusted core capital, which determines the allocated capital and serves as a reference to calculate the return generated on equity (ROE) by each business; and total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.
Because of its sensitivity to risk, ERC is an element linked to policies for managing the actual businesses. The procedure provides a harmonized basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.
34. FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES
The breakdown of the balances of these items as of June 30, 2010, and December 31, 2009 was as follows:

	Millions of Euros
	June	December
Financial Guarantees and Drawable by Third Parties	2010	2009

Contingent Exposures
Collateral, bank guarantees and indemnities	27,429	26,266
Rediscounts, endorsements and acceptances	64	45
Rest	8,666	6,874

Total	36,159	33,185

Contingent Commitments
Drawable by third parties:	91,710	84,925
Credit institutions	2,120	2,257
Government and other government agency	4,292	4,567
Other resident sectors	30,153	29,604
Non-resident sector	55,145	48,497
Other commitments	6,298	7,398

Total	98,008	92,323

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.
For the six months ended June 30, 2010 and 2009 no issues of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.
35. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS
In addition to those mentioned in other notes in the accompanying consolidated financial statements as of June 30, 2010 and December 31, 2009 (see Notes 13 and 26) the assets of consolidated entities that guaranteed their own securities amounted to €92,127 million and €81,231 million, respectively. This amount mainly corresponds to assets allocated as collateral for certain lines of short-term finance assigned to the Group by central banks and to the issue of long-term mortgage-backed securities (Note 23.4) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral.
As of June 30, 2010 and December 31, 2009, none of the Group’s assets were linked to any additional third-party obligations apart from those described in the various notes to these accompanying consolidated financial statements.

36. OTHER CONTINGENT ASSETS AND LIABILITIES
As of June 30, 2010 and December 31, 2009, there were no significant contingent assets or liabilities registered.
37. PURCHASE AND SALE COMMITMENTS AND FUTURE PAYMENT OBLIGATIONS
The breakdown of sale and purchase commitments of the BBVA Group as of June 30, 2010 and December 31, 2009 was as follows:

	Millions of Euros
	June	December
Purchase and Sale Commitments	2010	2009

Financial instruments sold with repurchase commitments	37,010	29,409
Financial instruments purchased with resale commitments	5,846	7,023

Below is a breakdown of the maturity of other future payment obligations (in addition to those described in Note 16.1 for property leases) maturing after June 30, 2010:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total

Finance leases	—	—	—	—	—
Operating leases	289	139	89	228	745
Purchase commitments	215	8	—	—	223
Technology and systems projects	166	7	—	—	173
Other projects	49	1	—	—	50

Total	504	147	89	228	968

38. TRANSACTIONS ON BEHALF OF THIRD PARTIES
As of June 30, 2010 and December 31, 2009, the details of the most significant items under this heading were as follows:

	Millions of Euros
	June	December
Transactions on Behalf of Third Parties	2010	2009

Financial instruments entrusted by third parties	521,339	530,109
Conditional bills and other securities received for collection	4,407	4,428
Securities received in credit	1,019	489

As of June 30, 2010 and December 31, 2009, off-balance sheet customer funds were as follows:

	Millions of Euros
	June	December
Off-Balance Sheet Customer Funds by Type	2010	2009

Mutual funds	47,452	47,415
Pension funds	72,964	63,189
Customer portfolios	25,018	26,501

Total	145,434	137,105

39. INTEREST INCOME AND EXPENSES
39.1. INTEREST AND SIMILAR INCOME
The breakdown of the most significant interest and similar income earned in the accompanying consolidated income statement is follows:

	Millions of Euros
	June	June
Interest and Similar Income. Breakdown by Origin.	2010	2009

Central Banks	115	150
Loans and advances to credit institutions	196	422
Loans and advances to customers	7,835	9,873
Government and other government agency	219	262
Resident sector	2,960	4,549
Non resident sector	4,656	5,062
Debt securities	1,556	1,729
Trading	654	859
Investment	902	870
Rectification of income as a result of hedging transactions	82	106
Insurance activity income	498	471
Other income	175	160

Total	10,457	12,911

The amounts recognized in consolidated equity in both periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement for both periods are disclosed in the accompanying consolidated statements of recognized income and expenses.
The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
	June	June
Adjustments in Income Resulting from Hedge Accounting	2010	2009

Cash flow hedging	142	144
Fair value hedging	(60)	(38)

Total	82	106

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographical area was as follows:

	Millions of Euros
Interest and Similar Income.	June	June
Breakdown by Geographical Area	2010	2009

Domestic market	4,494	6,310
Foreign	5,963	6,601
European Union	368	674
OECD	3,659	3,771
Rest of countries	1,936	2,156

Total	10,457	12,911

Of which:
BBVA, S.A.
Domestic market	4,157	5,975
Foreign	268	534
European Union	143	352
OECD	29	39
Rest of countries	96	143

Total	4,425	6,509

39.2. INTEREST AND SIMILAR EXPENSES
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	June
Interest and Similar Expenses. Breakdown by Origin	2010	2009

Bank of Spain and other central banks	92	113
Deposits from credit institutions	514	922
Customers deposits	1,500	2,618
Debt certificates	1,141	1,484
Subordinated liabilities	603	782
Rectification of expenses as a result of hedging transactions	(860)	(373)
Cost attributable to pension funds	134	140
Insurance	348	339
Other charges	48	28

Total	3,520	6,053

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
	June	June
Adjustments in Expenses Resulting from Hedge Accounting	2010	2009

Cash flow hedging	1	1
Fair value hedging	(861)	(374)

TOTAL	(860)	(373)

39.3. AVERAGE RETURN ON INVESTMENTS AND AVERAGE BORROWING COST
The breakdown on the average return on investments during the six months ended June 30, 2010 and 2009, respectively, is as follows:

	Millions of Euros
	June 2010			June 2009
	Average	Interest and	Interest Rates	Average	Interest and	Interest Rates
ASSETS	Balances	Similar Income	(%)	Balances	Similar Income	(%)

Cash and balances with central banks	19,703	115	1.17	17,760	150	1.71
Securities portfolio and derivatives	147,811	1,992	2.72	134,238	2,171	3.26
Loans and advances to credit institutions	25,965	241	1.87	27,569	440	3.22
Euros	16,604	93	1.13	16,466	264	3.23
Foreign currency	9,361	148	3.18	11,103	176	3.19
Loans and advances to customers	329,782	8,027	4.91	333,584	10,081	6.09
Euros	218,686	3,546	3.27	224,373	5,324	4.78
Foreign currency	111,096	4,481	8.13	109,211	4,757	8.78
Other finance income	—	82	—	—	69	—
Other assets	31,268	—	—	32,199	—	—

ASSETS/INTEREST AND SIMILAR INCOME	554,529	10,457	3.80	545,350	12,911	4.77

The average borrowing cost for the six months ended June 30, 2010 and 2009 was as follows:

	Millions of Euros
	June 2010			June 2009
		Interest and			Interest and
	Average	Similar	Interest Rates	Average	Similar	Interest Rates
LIABILITIES	Balances	Expenses	(%)	Balances	Expenses	(%)

Deposits from central banks and credit institutions	81,772	732	1.81	72,081	1,316	3.68
Euros	47,446	419	1.78	30,854	572	3.74
Foreign currency	34,327	313	1.84	41,227	744	3.64
Customer deposits	254,795	1,463	1.16	248,261	2,546	2.07
Euros	111,098	365	0.66	116,854	899	1.55
Foreign currency	143,696	1,098	1.54	131,407	1,647	2.53
Debt certificates and subordinated liabilities	123,896	1,138	1.85	123,203	1,920	3.14
Euros	90,076	790	1.77	94,067	1,482	3.18
Foreign currency	33,820	348	2.07	29,136	438	3.02
Other finance expenses	—	186	—	—	271	—
Other liabilities	62,291	—	—	73,369	—	—
Equity	31,775	—	—	28,436	—	—

LIABILITIES+EQUITY/INTEREST AND SIMILAR EXPENSES	554,529	3,520	1.28	545,350	6,053	2.24

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	Volume Price-Effect June 2010/2009
Interest Income and Expense and Similar Items.	Volume Effect
Change in the Balance	(1)	Price Effect (2)	Total Effect

Cash and balances with central banks	16	(52)	(36)
Securities portfolio and derivatives	220	(398)	(178)
Loans and advances to credit institutions	(26)	(173)	(199)
Euros	2	(173)	(171)
Foreign currency	(28)	(0)	(28)
Loans and advances to customers	(115)	(1,939)	(2,054)
Euros	(135)	(1,643)	(1,778)
Foreign currency	82	(358)	(276)
Other financial income	—	13	13

INTEREST AND SIMILAR INCOME	217	(2,671)	(2,454)

Deposits from central banks and credit institutions	177	(761)	(584)
Euros	308	(461)	(154)
Foreign currency	(124)	(306)	(430)
Customer deposits	67	(1,149)	(1,082)
Euros	(44)	(489)	(533)
Foreign currency	154	(703)	(549)
Debt certificates and subordinated liabilities	11	(793)	(782)
Euros	(63)	(629)	(692)
Foreign currency	70	(160)	(90)
Other finance expense	—	(85)	(85)

INTEREST AND SIMILAR EXPENSES	102	(2,635)	(2,533)

NET INTEREST INCOME			79

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.
40. DIVIDEND INCOME
The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and capital instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
	June	June
Dividend Income	2010	2009

Dividends from:
Financial assets held for trading	70	62
Other financial assets at fair value through profit or loss	—	—
Available-for-sale financial assets	187	186

Total	257	248

41. SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
The breakdown of the “Share of profit or loss of entities accounted for using the equity method” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity	June	June
Method	2010	2009

CITIC Group	136	2
Corporación IBV Participaciones Empresariales, S.A.	5	16
Tubos Reunidos, S.A.	—	4
Occidental Hoteles Management, S.L.	(4)	(1)
Servired Española de Medios de Pago, S.A.	8	(4)
Rest	6	10

Total	151	27

42. FEE AND COMMISSION INCOME
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	June
Fee and Commission Income. Breakdown by main Items	2010	2009

Commitment fees	71	44
Contingent liabilities	142	130
Letters of credit	22	21
Bank and other guarantees	120	109
Arising from exchange of foreign currencies and banknotes	7	6
Collection and payment services	1,241	1,268
Securities services	820	836
Counselling on and management of one-off transactions	4	2
Financial and similar counselling services	28	11
Factoring transactions	14	6
Non-banking financial products sales	52	46
Other fees and commissions	299	289

Total	2,678	2,638

43. FEE AND COMMISSION EXPENSES
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
Fee and Commission Expenses. Breakdown by main	June	June
Items	2010	2009

Brokerage fees on lending and deposit transactions	2	3
Fees and commissions assigned to third parties	276	335
Other fees and commissions	128	119

Total	406	457

44. NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	June
Net Gains (Losses) on Financial Assets and Liabilities	2010	2009

Financial assets held for trading	490	136
Other financial assets designated at fair value through profit or loss	18	29
Other financial instruments not designated at fair value through profit or loss	559	281
Available-for-sale financial assets	533	245
Loans and receivables	15	11
Held-to-maturity investments and Financial liabilities at amortized cost	—	—
Rest	11	25

Total	1,067	446

The balance under this heading in the accompanying consolidated income statements, broken down by the nature of the financial instruments, was as follows:

	Millions of Euros
Net Gains (Losses) on Financial Assets and Liabilities	June	June
Breakdown by Nature of the Financial Instrument	2010	2009

Debt instruments	500	356
Equity instruments	(551)	420
Loans and advances to customers	16	24
Derivatives	1,069	(409)
Deposits from customers	—	—
Rest	33	55

Total	1,067	446

The breakdown of the balance of the impact of the derivatives (trading and hedging) on this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	December
Derivatives Trading and Heading	2010	2009

Trading derivatives
Interest rate agreements	332	(95)
Security agreements	688	(222)
Commodity agreements	(20)	(15)
Credit derivative agreements	(47)	(52)
Foreign-exchange agreements	123	4
Other agreements	(1)	(1)

Subtotal	1,075	(381)

Hedging Derivatives Ineffectiveness		—
Fair value hedging	(5)	(27)
Hedging derivative	666	77
Hedged item	(671)	(104)
Cash flow hedging	(1)	—

Subtotal	(6)	(27)

Total	1,069	(409)

In addition, in the six months ended June 30, 2010 €187 million have been recognized under the heading “Net exchange differences” in the accompanying consolidated income statement, through foreign exchange derivative trading.

45. OTHER OPERATING INCOME AND EXPENSES
The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	June
Other Operating Income. Breakdown by main Items	2010	2009

Income on insurance and reinsurance contracts	1,324	1,313
Financial income from non-financial services	296	229
Of which:
Real estate agencies	28	5
Rest of operating income	151	213
Of which:
Net operating profit from rented buildings	30	28

Total	1,771	1,755

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements was as follows:

	Millions of Euros
	June	June
Other Operating Expenses. Breakdown by main Item	2010	2009

Expenses on insurance and reinsurance contracts	942	936
Change in inventories	259	191
Rest of operating expenses	430	360
Of which:
Contributions to guaranted banks deposits funds	175	169

Total	1,631	1,487

46. ADMINISTRATION COSTS
46.1 PERSONNEL EXPENSES
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

		Millions of Euros
		June	June
Personnel Expenses. Breakdown by main Concepts	Notes	2010	2009

Wages and salaries		1,821	1,754
Social security costs		281	276
Transfers to internal pension provisions	26.2	21	22
Contributions to external pension funds	26.1	39	34
Other personnel expenses		202	205

Total		2,364	2,291

The breakdown of average number of employees in the Group in the six months ended June 30, 2010 and 2009, by professional categories and geographical areas, was as follows:

	Average Number of Employees
	June	June
Average Number of Employees by Geographical Areas	2010	2009

Spanish banks
Executives	1,072	1,034
Other line personnel	20,811	20,767
Clerical staff	4,731	5,447
Branches abroad	635	670

Subtotal	27,249	27,918

Companies abroad
Mexico	26,556	26,857
Venezuela	5,690	6,053
Argentina	4,098	4,205
Colombia	4,305	4,263
Peru	4,289	4,200
United States	11,001	10,571
Other	4,647	4,868
Subtotal	60,586	61,017
Pension fund managers	5,231	5,899
Other non-banking companies	10,759	10,437

Total	103,825	105,271

The average number of employees in the Group in the six months ended June 30, 2010 and 2009 was as follows:

	June 2010		June 2009
	Male	Female	Male	Female

Average Number of Employees	50,237	53,588	51,691	53,580

Of which:
BBVA, S.A.	15,608	11,181	16,072	11,282

The total number of employees in the Group as of June 30, 2010 and December 31, 2009, broken down by professional category and gender, was as follows:

Number of Employees by Professional	June 2010		December 2009
Category and Gender	Male	Female	Male	Female

Executive managers	1,683	337	1,646	328
Other line personnel	23,493	19,351	21,960	18,687
Clerical staff	25,385	34,123	26,913	34,187

Total	50,561	53,811	50,519	53,202

Equity-instrument-based employee remuneration
BBVA has a variable multi-year remuneration scheme in place as part of the remuneration policy established for its executive team. It is based on the award of Bank shares that are instrumented through annual overlapping medium- and long-term programs. These consist of allocating individuals theoretical shares (“units”) that at the end of each program are converted into real BBVA shares, provided certain initially established conditions are met, with the number depending on a scale linked to an indicator of value generation for the shareholder, and dependent on the individual performing well during the period the program is in operation.
At the conclusion of each program, the final number of shares to be granted will be equal to the result of multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator. This indicator measures the return on investment for shareholders as the sum of the revaluation of the Bank’s shares plus dividends or other similar concepts during the period of each program/plan by comparing the movement of this indicator for a group of banks of reference in Europe and the United States.
Below are the main features of each of the equity-based remuneration schemes currently in force in the BBVA Group.
Multi-Year Variable Share-Based Remuneration Plan for the BBVA Executive Team
The beneficiaries of these programs are the members of the Group’s executive team, including executive directors and the BBVA’s Management Committee members (see Note 56). Currently, the following programs are being operated:
•	2009-2010 program

The Bank’s Annual General Meeting on March 13, 2009 approved the 2009-2010 program, with a completion date of December 31, 2010.

As of June 30, 2010, the number of “units” assigned to the beneficiaries of this program was 6,824,039.

•	2010-2011 program

The Bank’s Annual General Meeting on March 12, 2010 approved the 2010-2011 program, with a completion date of December 31, 2011.

This program incorporates some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:
-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable a year after the settlement date of the program; and

-	30 percent are transferable starting two years after the settlement date of the program.
As of June 30, 2010, the total number of “units” assigned to the beneficiaries of this program was 3,361,437.
BBVA Compass long-term incentive plan
The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the executive team and key employees of BBVA Compass and its affiliates.
Currently, BBVA Compass is operating the following plans:
•	2008-2010 plan

The starting date of this plan was January 1, 2008, and its completion date will be December 31, 2010.

The plan consists in assigning “restricted share units” to the beneficiaries. Each of these units represents an obligation on the part of BBVA Compass to grant an equivalent number of BBVA American Depositary Shares (ADS) after a certain period, conditional on compliance with specific criteria.

The total number of “restricted share units” assigned to the beneficiaries of this plan was 821.511.

•	2009-2011 plan

On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the period 2009-2011, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (as described at the start of this section on remuneration based on equity instruments.

The total number of “units” and “restricted share units” assigned to the beneficiaries of this plan was 1.128.628.

•	2010-2012 plan

In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the period 2010-2012, with the completion date on December 31, 2012.

The total number of “units” assigned to the beneficiaries of this plan was 986,542.
During the period of operation of each of the schemes mentioned above, the sum of the commitment to be accounted for at the date of the accompanying consolidated financial statements was obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the coefficient, both estimated at the date of the entry into force of each of the schemes.
The cost of these programs/plans is broken up throughout their operational life. The expense registered for these programs/plans for the six months between January 1 and June 30, 2010 amounted to €14 million and is recognized under the heading “Personnel expenses – Other” in the Group’s accompanying consolidated income statement for the first half of 2010, with a charge to “Stockholders’ Funds — Other equity instruments” in the accompanying consolidated balance sheet as of June 30, 2010, net of tax effect.
46.2 GENERAL AND ADMINISTRATIVE EXPENSES
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

	Millions of Euros
General and Administrative Expenses.	June	June
Breakdown by main concepts	2010	2009

Technology and systems	292	279
Communications	137	128
Advertising	162	127
Property, fixtures and materials	369	309
Of which:
Rent expenses (*)	194	141
Taxes	145	129
Other administration expenses	546	471

Total	1,651	1,443

(*)	The consolidated companies do not expect to terminate the lease contracts early.
47. DEPRECIATION AND AMORTIZATION
The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

		Millions of Euros
		June	June
Depreciation and Amortization	Notes	2010	2009

Tangible assets	19	226	232
For own use		215	222
Investment properties		8	6
Operating lease		3	4
Other Intangible assets	20.2	139	122

Total		365	354

48. PROVISIONS (NET)
The net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent exposures and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” (Note 25) in the accompanying consolidated income statements were as follows:

		Millions of Euros
		June	June
Provisions (Net)	Notes	2010	2009

Provisions for pensions and similar obligations	26	143	146
Provisions for contingent exposures and commitments		61	(67)
Provisions for taxes and other legal contingencies		66	73

Total		270	152

49. IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)
The breakdown of impairment losses on financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)		June	June
Breakdown by main concepts	Notes	2010	2009

Available-for-sale financial assets	12	69	76
Debt securities		(3)	73
Other equity instruments		72	3
Held-to-maturity investments	14	—	(1)
Loans and receivables	7	2,350	1,869
Of which:
Recovery of written-off assets	7	111	80

Total		2,419	1,944

50. IMPAIRMENT LOSSES ON OTHER ASSETS (NET)
The breakdown of impairment losses of non-financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

		Millions of Euros
		June	June
Impairment Losses on Other Assets (Net)	Notes	2010	2009

Goodwill	20.1 y 17	—	—
Other intangible assets	20.2	—	—
Tangible assets	19	49	100
For own use		7	36
Investment properties		42	64
Inventories	22	129	146
Rest		18	25

Total		196	271

51. GAINS AND LOSSES ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
The breakdown of the balances under these headings in the accompanying consolidated income statements was as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified	June	June
as Non-current Assets Held for Sale	2010	2009

Gains
Disposal of investments in entities	4	3
Disposal of intangible assets and other	14	14
Losses:
Disposal of investments in entities	(3)	(1)
Disposal of intangible assets and other	(4)	(7)

Total	11	9

52. GAINS AND LOSSES IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
The breakdown under the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements was as follows:

	Millions of Euros
Gains and Losses in Non-current Assets Held for	June	June
Sale	2010	2009

Gains for real estate	107	110
Of which:
Foreclosed	—	—
Sale of buildings for own use (Note 16.1)	51	90
Impairment of non-current assets held for sale	(83)	(40)
Gains on sale of available-for-sale financial assets	—	—

Total	24	70

53. CONSOLIDATED STATEMENT OF CASH FLOWS
Cash flows from operating activities increased in the six months ended June 30, 2010 by €11,590 million, compared with the increase of €8,530 million in six months ended June 30, 2009. The most significant changes occurred in the headings of “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial assets held for trading”.
Cash flows from investment activities decreased between January 1 and June 30, 2010 by €6,510 million, compared with the increase of €75 million between January 1 and June 30, 2009. The most significant changes are included under the headings ”Held-to-maturity investments”.
Cash flows from financing activities decreased between January 1 and June 30, 2010 by €1,570 million, compared with the decrease of €177 million between January 1 and June 30, 2009. The most significant changes are shown in the line detailing the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2010	Investments (-)	Divestments (+)

Tangible assets	(749)	—
Intangible assets	(176)	—
Investments	(1,198)	—
Subsidiaries and other business units	(66)	10
Non-current assets and liabilities associated held for sale	—	—
Held-to-maturity investments	(4,331)	—
Other settlements related with investement activities	—	—

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2009	Investments (-)	Divestments (+)

Tangible assets	(16)	—
Intangible assets	—	27
Investments	(4)	14
Subsidiaries and other business units	(7)	27
Non-current assets and liabilities associated held for sale	(150)	—
Held-to-maturity investments	—	184
Other settlements related with investement activities	—	—

54. ACCOUNTANT FEES
The breakdown of the fees for the services contracted by the companies of the Group in the six-month period ended June 30, 2010 with their respective auditors and other audit companies was as follows:

Fees for Audits Conducted	Millions of Euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organization	8.4
Fees for audits conducted by other firms	0.1
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	2.9

Other companies in the Group contracted other services as at June 30, 2010, as follows:

Accountant Fees. Other Services Contracted	Millions of Euros

Firms belonging to the Deloitte worldwide organization	0.8
Other firms	4.5

The services provided by our accountants meet the independence requirements established under Law 44/2002, of 22 November, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.
55. BALANCES ARISING FROM TRANSACTIONS WITH ENTITIES OF THE GROUP
As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All these transactions are of little relevance and are carried out in normal market conditions.

55.1 TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS
As of June 30, 2010, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €93 million, “Loans and advances to customers”, at €36 million and “Contingent exposures”, at €16 million, all of them in normal market conditions.
55.2 TRANSACTIONS WITH THE BBVA GROUP
The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1) were as follows:

	Millions of Euros
	June	June
Balances arising from transactions with Entities of the Group	2010	2009

Assets:
Loans and advances to credit institutions	74	21
Loans and advances to customers	486	638
Liabilities:
Deposits from credit institutions	2	1
Customers deposits	91	102
Debt certificates	103	292
Memorandum accounts:
Contingent exposures	37	39
Contingents commitments	330	380

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method were as follows:

	Millions of Euros
	June	June
Balances of Income Statement arising from transactions with Entities of the Group	2010	2009

Income statement:
Financial Revenues	8	8
Financial Expenses	1	4

There are no other material effects in the accompanying consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments (see Note 25).
As of June 30, 2010, the notional amount of the futures transactions arranged by the Group with the main companies mentioned above amounted to €2,056 million (of which €1,956 million in 2010 correspond to futures transactions with the CITIC Group).
In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.
55.3 TRANSACTIONS WITH MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE
The information on the remuneration of members of the Board of Directors of BBVA and of the Group’s Management Committee is included in Note 56.
The amount disposed of the loans granted to members of Board of Directors as of June 30, 2010 and December 31, 2009 totaled €163 thousand and €806 thousand.

The amount disposed of the loans granted as of June 30, 2010 and December 31, 2009 to the Management Committee, excluding the executive directors, amounted to €3,869 thousand and €3,912 thousand.
As of June 30, 2010 and December 31, 2009, there were no guarantees provided on behalf of members of the Bank’s Board of Directors and Management Committee.
As of June 30, 2010 and December 31 2009, the amounts disposed of the loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee as mentioned above) amounted to €32,536 thousand and €51,882 thousand. As of June 30, 2010 and December 31,2009, the other exposure (guarantees, financial leases and commercial loans) to parties related to key personnel amounted to €11,078 thousand and €24,514 thousand.
55.4 TRANSACTIONS WITH OTHER RELATED PARTIES
As of June 30, 2010, the Group did not present any transactions with other related parties that did not belong to the normal course of their business, that was not under market conditions and that was relevant for the equity, income or the entity and financial situation of this entity.
56. REMUNERATION OF THE BOARD OF DIRECTORS AND MEMBERS OF THE BANK’S MANAGEMENT COMMITTEE
Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.
•	Remuneration of non-executive directors
The remuneration paid to individual non-executive members of the Board of Directors in six months ended June 30, 2010 is indicated below, broken down by type of remuneration:

	Thousand of Euros
Remuneration of Non-Executive		Standing-			Appointments and
Directors	Board of	Executive			Compensation
Six-month ended June 30, 2010	Directors	Committee	Audit Committee	Risk Committee	Committee (**)	Total

Tomás Alfaro Drake	64	—	36	—	—	100
Juan Carlos Alvarez Mezquiriz	64	83	—	—	18	165
Rafael Bermejo Blanco	64	—	89	54	—	207
Ramón Bustamante y de la Mora	64	—	36	54	—	154
José Antonio Fernández Rivero (1)	64	—	—	107	—	171
Ignacio Ferrero Jordi	64	83	—	—	18	165
José Maldonado Ramos (2)	64	—	—	54	—	118
Carlos Loring Martínez de Irujo	64	—	36	—	45	145
Enrique Medina Fernández	64	83	—	54	—	201
Susana Rodríguez Vidarte	64	—	36	—	18	118

Total (*)	640	249	233	323	99	1,545

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received the sum of €326 thousand during the six months ended June 30, 2010, in early retirement payments as a former member of the BBVA Management Committee.

(2)	Mr. José Maldonado Ramos, who stood down as executive of BBVA on December, 22, 2009, apart from the amounts detailed in the table above, also received during the six months ended June 30,2010 the sum of €805 thousand as variable remuneration accrued in 2009 for his office as Company Secretary

(*)	Moreover, Mr. Roman Knörr Borrás, who stood down as director on March, 23, 2010, received the sum of €74 thousand as remuneration for his membership of the Board of Directors and the Executive Committee.

(**)	Additionally, by resolution of the Board of Directors on May, 25, 2010, two new Appointments and Compensation Committees were created to substitute the former Appointments and Compensation Committee. The directors members of these Committees received the whole total sum of €20 thousand for their membership of these Committee

•	Remuneration of executive directors
The remuneration paid to individual executive directors in the six months ended June 30, 2010 is indicated below, broken down by type of remuneration:

	Thousand of Euros
Remuneration of Executive Directors	Fixed	Variable
Six-month ended June 30, 2010	Remuneration	Remuneration (*)	Total

Chairman and CEO	964	3,388	4,352
President and COO	624	1,482	2,106

Total (**)	1,588	4,870	6,458

(*)	The figures relate to variable remuneration for 2009 paid in 2010.

(**)	Additionally, the executive directors have received in six month ended June 30,2010 “in kind” remuneration and others for a whole total sum of €26 thousand, from which €10 thousand correspond to the Chairman and CEO
•	Remuneration of the members of the Management Committee (*)
The remuneration paid in the January 1 to June 30, 2010 period to the members of BBVA’s Management Committee amounted to €3,401 thousand in fixed remuneration and €14,200 thousand in variable remuneration accrued in 2009 and paid in 2010.
Additionally, the members of the Management Committee have received during the January 1 to June 30, 2010 period, in kind remuneration and others for the sum of €252 thousand.

(*)	This section includes information on the members of the Management Committee as of June 30, 2010, excluding the executive directors.
•	variable multi-year stock remuneration program for 2009-2010 for executive directors and members of the Management Committee
BBVA has a variable multi-year remuneration scheme in place as part of the remuneration policy established for its executive team, including executive directors and members of the Management Committee. It is based on the award of Bank shares that are instrumented through annual overlapping medium- and long-term programs. These consist of allocating individuals theoretical shares (“units”) that at the end of each program are converted into real BBVA shares, provided certain initially established conditions are met, with the number depending on a scale linked to an indicator of value generation for the shareholder, and dependent on the individual performing well during the period the program is in operation.
Multi-Year Variable Share-Based Remuneration Plan for 2009-2010
The Annual General Meeting of the Bank on March 13, 2009, approved a multi-year variable share-based remuneration scheme for 2009-2010 (hereinafter “the 2009-2010 Program”) aimed at members of the BBVA executive team. It is to end on December 31, 2010 and will be settled on April 15, 2011, notwithstanding the provisions included in its Regulation for early settlement.
The precise number of shares to be given to each beneficiary of the 2009-2010 program is calculated by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2009-2010 compared with the TSR of a group of the Bank’s international peers.
The number of “units” allocated to executive directors under this program, in accordance with the resolution of the AGM, was 215,000 for the Chairman and CEO, and 131,707 for the President and COO (**).
The total number of units assigned under this program to the Management Committee members who held this position on June 30, 2010, excluding executive directors, was 817,464.

(**)	In addition, the previous Company Secretary, Mr. José Maldonado Ramos, has 29,024 “units”, which were allocated to him as an executive of the Bank at the start of the program. The amount initially allocated was reduced as a result of his retirement as an executive of the Bank, using a sliding scale for the time he worked as an executive and the total duration of the program.
Multi-Year Variable Share-Based Remuneration Plan for 2010-2011
The Annual General Meeting of the Bank on March 12, 2010, approved a new multi-year variable share-based remuneration scheme for 2010-2011 (hereinafter “the 2010-2011 Program”) aimed at members of the

BBVA executive team. It is to end on December 31, 2011 and will be settled by April 15, 2012, notwithstanding the provisions included in its Regulation for early settlement.
The precise number of shares to be given to each beneficiary of the 2010-2011 program is also calculated by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2010-2011 compared with the TSR of a group of the Bank’s international peers.
These shares will be given to the beneficiaries after the settlement of the program. They will be able to use these shares as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the program.
The number of units assigned for the executive directors under the AGM resolution is 105,000 for the Chairman and CEO and 90,000 for the President and COO.
The total number of units assigned under this program to the Management Committee members who held this position on June 30, 2010, excluding executive directors, is 385,000.
•	Scheme for remuneration of non-executive directors with deferred distribution of shares
The Bank’s AGM on March 18, 2006 resolved under agenda item eight to establish a remuneration scheme using deferred distribution of shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.
The plan is based on the annual assignment to non-executive directors of a number of “theoretical shares” equivalent to 20% of the total remuneration received by each of them in the previous year. The share price used in the calculation is the average closing price of the BBVA shares in the seventy stock market sessions before the dates of the ordinary AGMs that approve the annual accounts for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.
The number of “theoretical shares” allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2010, corresponding to 20% of the total remuneration paid to each in 2009, is set out below:

	Theorical	Accumulated
Scheme for Remuneration of Non-Executive Directors	Shares	Theorical
with Deferred Distribution of Shares	assigned in 2010	Shares

Tomás Alfaro Drake	3,521	13,228
Juan Carlos Alvarez Mezquiriz	5,952	39,463
Rafael Bermejo Blanco	7,286	23,275
Ramón Bustamante y de la Mora	5,401	38,049
José Antonio Fernández Rivero	6,026	30,141
Ignacio Ferrero Jordi	5,952	40,035
Carlos Loring Martínez de Irujo	5,405	25,823
Enrique Medina Fernández	7,079	51,787
Susana Rodríguez Vidarte	4,274	24,724

Total (*)	50,896	286,525

(*)	Additionally, 5,198 “theoretical shares” were allocated to Mr. Roman Knörr Borrás, who stood down as director on March, 23, 2010, equivalent to 20% of the remuneration received by him in 2009
•	Pension commitments
The provisions registered as of June 30, 2010 for pension commitments to the President and COO are €14,146 thousand, including both those accumulated as director of the Group and those resulting from his current position as President and COO., from which €463 thousand were assigned in 2010, and as of this date, there are no other pension commitments with executive directors.
In addition, insurance premiums amounting to €92 thousand were paid on behalf of the non-executive members on the Board of Directors.

The provisions registered as of June 30, 2010 for pension commitments for the Management Committee members, excluding executive directors, amounted to €48,827 thousand. Of these, €3,586 thousand were assigned in 2010.
•	Termination of the contractual relationship.
There are no commitments as of June 30, 2010 for the payment of compensations to executive directors.
In the case of the President and COO, the provisions of his contract stipulate that in the event that he loses this position for any reason other than of his own will, retirement, invalidity or serious breach of duty, he will take early retirement with a pension that may be received as a life annuity or a capital sum equal to 75% of his pensionable salary if this should occur before he reaches 55 years of age, or 85% after this age.
57. DETAILS OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
Pursuant to the third paragraph of Article 127 the Spanish Corporations Act, introduced by Law 26/2003 of 17 July amending Securities Market Act 24/1988 of July 28, and the consolidated text of the Corporations Act passed by Royal Legislative Decree 1564/1989 of December 22, in order to reinforce the transparency of listed companies, there follows a list of the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, and in which the members of the Board of Directors have a direct or indirect ownership interest as of June 30, 2010. In no case do the members of the Board of Directors engage in executive or administrative functions at these companies.

Type of
		Number of	Ownership
Director’s holdings in companies with similar activities	Entity	Shares	Interest

Tomás Alfaro Drake	—	—	—
Juan Carlos Alvarez Mezquiriz	—	—	—
Rafael Bermejo Blanco	Banco Santander	6,000	Direct
	Banco Popular Español	11,213	Direct

Ramón Bustamante y de la Mora	—	—	—
Ángel Cano Fernández	—	—	—
José Antonio Fernández Rivero	—	—	—
Ignacio Ferrero Jordi	—	—	—
Francisco González Rodríguez	—	—	—
José Maldonado Ramos	—	—	—
Carlos Loring Martínez de Irujo	—	—	—
Enrique Medina Fernández	Banco Popular Español	43.4	Indirect
	Bankinter	47.9	Indirect

Susana Rodríguez Vidarte	—	—	—

58. OTHER INFORMATION
On March 15, 2002, the Bank of Spain initiated proceedings against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recognized in the 2000 consolidated income statement as non-recurrent income, for which the related corporation tax was recognized and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.
On May 22, 2002, the Board of the Spanish Securities and Exchange Commission (CNMV) commenced proceedings against BBVA for possible contravention of Article 99 ñ) of the Securities Market Act for the same events as those which gave rise to the proceedings initiated by the Bank of Spain.
The start of legal proceedings to determine possible criminal responsibility of the individuals involved in these events triggered the suspension of the above administrative proceedings until a definitive criminal judgment was issued. These criminal proceedings ended with a definitive court judgment in 2007, with none of those involved being convicted. The end of these criminal proceedings meant that the administrative proceedings could be re-opened. The Bank of Spain and the Spanish National Securities Market

Commission (CNMV) announced the lifting of the suspension to their proceedings on June 13, 2007 and July 26, 2007 respectively.
On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of one million euros for a serious breach as typified in article 5.p) of the “Ley de Disciplina e Intervención de las Entidades de Crédito” (Law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct none of whom are presently members of the Board of Directors, or hold executive office at BBVA.
On July 18, 2008, the Ministry of Economy and Finance sanctioned the entity with a fine of two million euros, as a result of the proceeding initiated by the CNMV, for a very serious breach under Article 99 ñ) of the Stock Markets Act.
The Sixth Section of the Contentious Administrative Court of the National Court, in its rulings of May 19 and 25, 2010, deemed the contentious-administrative appeal lodged by BBVA against these resolutions appropriate and nullified the sanctions against the entity.
59. SUBSEQUENT EVENTS
Amendment of the Bank of Spain Circular 4/2004
On July 13, 2010, the Bank of Spain Circular 3/2010 of June 29 was published in the Boletín Oficial del Estado (BOE). The Circular introduced a modification to Circular 4/2004 with regard to hedging for impairment losses on credit risk (non-performing loan provisions) by Spanish credit institutions.
The Bank of Spain has modified and updated certain parameters established by Annex IX of said Circular to adjust them to the experience and information of the Spanish banking sector as a whole following the financial crisis of the past few years.
The modification to the Circular entered into force on September 30, 2010. At the date of preparation of these consolidated interim financial statements, the Group is assessing the impact of this modification, although it anticipates that it will not have a significant impact in the allowance for loan losses in the consolidated financial statements.
Dividend distribution
On September 30, 2010, our Board of Directors approved the distribution, as the second gross interim dividend against 2010 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend will be paid as of October 11, 2010, according to the regulations applicable to the depositary entities through which payment will be made.

APPENDICES

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

	Millions of Euros
	June	December
ASSETS	2010	2009 (*)

CASH AND BALANCES WITH CENTRAL BANKS	7,442	3,286

FINANCIAL ASSETS HELD FOR TRADING	59,856	57,532

Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Debt securities	12,218	22,833
Equity instruments	4,922	4,996
Trading derivatives	42,716	29,703

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Other equity instruments	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	27,926	35,964

Debt securities	23,634	30,610
Other equity instruments	4,292	5,354

LOANS AND RECEIVABLES	263,464	256,355

Loans and advances to credit institutions	28,291	27,863
Loans and advances to other debtors	235,173	228,491
Debt securities	—	1

HELD-TO-MATURITY INVESTMENTS	9,768	5,437

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	118	—

HEDGING DERIVATIVES	3,963	3,082

NON-CURRENT ASSETS HELD FOR SALE	834	570

INVESTMENTS	24,799	22,120

Associates	3,706	2,296
Jointly controlled entities	14	17
Group entities	21,079	19,807

INSURANCE CONTRACTS LINKED TO PENSIONS	1,871	1,883

TANGIBLE ASSETS	1,437	1,464

Property, plants and equipment	1,436	1,461
For own use	1,436	1,461
Other assets leased out under an operating lease	—	—
Investment properties	1	3

INTANGIBLE ASSETS	355	246

Goodwill	—	—
Other intangible assets	355	246

TAX ASSETS	3,615	3,188

Current	497	448
Deferred	3,118	2,740

OTHER ASSETS	821	718

TOTAL ASSETS	406,269	391,845

(*)	Presented for comparison purposes only

	Millions of Euros
	June	December
LIABILITIES AND EQUITY	2010	2009 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	41,817	31,943

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates	—	—
Trading derivatives	38,734	28,577
Short positions	3,083	3,366
Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	333,198	328,389

Deposits from central banks	31,763	20,376
Deposits from credit institutions	51,264	40,201
Deposits from other creditors	167,734	180,407
Debt certificates	63,465	69,453
Subordinated liabilities	14,409	14,481
Other financial liabilities	4,563	3,471

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES	1,898	1,014

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,606	6,790

Provisions for pensions and similar obligations	5,260	5,426
Provisions for taxes	—	—
Provisions for contingent exposures and commitments	222	201
Other provisions	1,124	1,163

TAX LIABILITIES	370	715

Current	—	—
Deferred	370	715

OTHER LIABILITIES	1,478	1,317

TOTAL LIABILITIES	385,367	370,168

(*)	Presented for comparison purposes only

	Millions of Euros
	June	December
LIABILITIES AND EQUITY (Continued)	2010	2009 (*)

STOCKHOLDERS’ EQUITY	20,977	20,034

Common Stock	1,837	1,837
Issued	1,837	1,837
Less: Unpaid and uncalled (-)	—	—
Share premium	12,453	12,453
Reserves	5,216	3,893
Other equity instruments	15	10
Equity component of compound financial instruments	—	—
Other equity instruments	15	10
Less: Treasury stock (-)	(14)	(128)
Net Income	1,807	2,981
Less: Dividends and remuneration (-)	(337)	(1,012)

VALUATION ADJUSTMENTS	(75)	1,643

Available-for-sale financial assets	(49)	1,567
Cash flow hedges	9	80
Hedges of net investments in foreign operations	—	—
Exchange differences	(35)	(4)
Non-current liabilities held-for-sale	—	—
Other valuation adjustments	—	—

TOTAL EQUITY	20,902	21,677

TOTAL LIABILITIES AND EQUITY	406,269	391,845

	Millions of Euros
	June	December
MEMORANDUM ITEM	2010	2009 (*)

CONTINGENT EXPOSURES	55,997	58,174
CONTINGENT COMMITMENTS	66,564	64,428

(*)	Presented for comparison purposes only

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Millions of Euros
	June	June
INCOME STATEMENTS	2010	2009 (*)

INTEREST AND SIMILAR INCOME	4,425	6,509
INTEREST AND SIMILAR EXPENSES	(1,554)	(3,505)

NET INTEREST INCOME	2,871	3,004

DIVIDEND INCOME	858	667
FEE AND COMMISSION INCOME	930	979
FEE AND COMMISSION EXPENSES	(134)	(152)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	627	45
Financial instruments held for trading	255	(105)
Other financial instruments at fair value through profit or loss	—	—

Other financial instruments not at fair value through profit or loss	372	150
Rest	—	—
NET EXCHANGE DIFFERENCES	(51)	114
OTHER OPERATING INCOME	45	31
OTHER OPERATING EXPENSES	(50)	(46)

GROSS INCOME	5,096	4,642

ADMINISTRATION COSTS	(1,683)	(1,630)
Personnel expenses	(1,079)	(1,090)
General and administrative expenses	(604)	(540)
DEPRECIATION AND AMORTIZATION	(131)	(120)
PROVISION (NET)	(147)	(72)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(910)	(569)
Loans and receivables	(856)	(511)

Other financial instruments not at fair value through profit or loss	(54)	(58)

NET OPERATING INCOME	2,225	2,251

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(23)	(29)
Goodwill and other intangible assets	—	—
Other assets	(23)	(29)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	—	2
NEGATIVE GOODWILL	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	27	77

INCOME BEFORE TAX	2,229	2,301

INCOME TAX	(422)	(463)

INCOME FROM CONTINUING TRANSACTIONS	1,807	1,838

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—

NET INCOME FOR THE PERIOD	1,807	1,838

(*)	Presented for comparison purposes only

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
STATEMENTS OF RECOGNIZED INCOME AND EXPENSES
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Millions of Euros
	June	June
STATEMENT OF RECOGNIZED INCOME AND EXPENSES	2010	2009 (*)

NET INCOME FOR THE YEAR	1,807	1,838

OTHER RECOGNIZED INCOME (EXPENSES)	(1,719)	(18)

Available-for-sale financial assets	(2,187)	98
Valuation gains/(losses)	(1,946)	107
Amounts removed to income statement	(241)	(9)
Other reclassifications	—	—
Cash flow hedges	(89)	25
Valuation gains/(losses)	(57)	27
Amounts removed to income statement	(32)	(2)
Amounts removed to the initial book value of the hedged items	—	—
Reclassifications	—	—
Hedges of net investment in foreign operations	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	(44)	(72)
Valuation gains/(losses)	(44)	(72)
Amounts removed to income statement	—	—
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses on pension plans	—	—
Rest of recognized income and expenses	—	—

Income tax	601	(69)

TOTAL RECOGNIZED INCOME/EXPENSES	88	1,820

(*)	Presented for comparison purposes only

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Millions of Euros
	Stockholder’s Equity
				Other	Less:	Profit		Total
	Common	Share		Equity	Treasury	for the	Less: Dividends	Stockholders’	Valuation	Total
	Stock	Premium	Reserves	Instruments	Stock	Period	and Remunerations	Equity	Adjustments	Equity

Balances at January 1, 2010	1,837	12,453	3,892	10	128	2,981	(1,012)	20,033	1,644	21,677

Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,453	3,892	10	128	2,981	(1,012)	20,033	1,644	21,677

Total income/expense recognized	—	—	—	—	—	1,807	—	1,807	(1,719)	88
Other changes in equity	—	—	1,324	5	(114)	(2,981)	675	(863)	—	(863)
Common stock increase	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	5	—	—	—	5	—	5
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	337	337	—	337
Transactions including treasury stock and other equity instruments (net)	—	—	(83)	—	(114)	—	—	31	—	31
Transfers between total equity entries	—	—	1,407	—	—	(2,981)	1,012	(2,586)	—	(562)
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2010	1,837	12,453	5,216	15	14	1,807	(337)	20,977	(75)	20,902

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Millions of Euros
	Stockholder’s Equity
				Other	Less:	Profit		Total		Total
	Common	Share		Equity	Treasury	for the	Less: Dividends	Stockholders’	Valuation	Equity
	Stock	Premium	Reserves	Instruments	Stock	Period	and Remunerations	Equity	Adjustments	(*)

Balances at January 1, 2009	1,837	12,770	3,070	71	143	2,835	(1,878)	18,562	1,151	19,713

Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,770	3,070	71	143	2,835	(1,878)	18,562	1,151	19,713

Total income/expense recognized	—	—	—	—	—	1,838	—	1,838	(18)	1,820
Other changes in equity	—	(317)	776	(65)	(151)	(2,835)	1,878	(412)	—	(412)
Common stock increase	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	2	—	—	—	2	—	2
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	—
Transactions including treasury stock and other equity instruments (net)	—	—	(151)	—	(151)	—	—	—	—	—
Transfers between total equity entries	—	—	989	(32)	—	(2,835)	1,878	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	(63)	—	—	—	(380)	—	(380)
Rest of increase/reductions in total equity	—	—	(62)	28	—	—	—	(34)	—	(34)

Balance at June 30, 2009	1,837	12,453	3,846	6	(8)	1,838	—	19,988	1,133	21,121

(*)	Presented for comparison purposes only

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Millions of Euros
	June	June
	2010	2009 (*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	11,413	7,664

Profit for the period	1,807	1,838

Adjustments to obtain the cash flow from operating activities:	(1,934)	478
Amortization	130	119
Other adjustments	(2,064)	359
Net increase/decrease in operating assets	3,871	1,871
Financial assets held for trading	2,324	(2,891)
Other financial assets designated at fair value through profit or loss	—	—
Available-for-sale financial assets	(8,038)	12,861
Loans and receivables	7,227	(7,730)
Other operating assets	2,358	(369)
Net increase/decrease in operating liabilities	14,989	6,756
Financial liabilities held for traiding	9,874	(4,006)

Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities measured at amortized cost	4,544	11,248
Other operating liabilities	571	(486)
Collection/Payments for income tax	422	463

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(6,556)	(330)

Investment	6,943	629
Tangible assets	81	174
Intangible assets	150	57
Investments	1,789	197
Other business units	—	—
Non-current assets held for sale and associated liabilities	489	201
Held-to-maturity investments	4,434	—
Other settlements related to investing activities	—	—
Divestments	386	299
Tangible assets	1	—
Intangible assets	—	—
Investments	12	2
Other business units	—	—
Non-current assets held for sale and associated liabilities	246	157
Held-to-maturity investments	127	140
Other collections related to investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(701)	(932)

	Millions of Euros
	June	June
(Continued)	2010	2009 (*)

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(701)	(932)

Investment	3,420	2,695
Dividends	562	626
Subordinated liabilities	497	—
Amortization of own equity instruments	—	—
Acquisition of own equity instruments	2,361	2,069
Other items relating to financing activities	—	—
Divestments	2,719	1,763
Subordinated liabilities	—	—
Issuance of own equity instruments	—	—
Disposal of own equity instruments	2,381	1,617
Other items relating to financing activities	338	146

EFFECT OF EXCHANGE RATE CHANGES (4)	—	3

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	4,156	6,404

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,286	2,687

CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	7,442	9,091

(*)	Presented for comparison purposes only

	Millions of Euros
	June	June
COMPONENTS OF CASH AND EQUIVALENTS AT END OF PERIOD	2010	2009 (*)

Cash	539	538
Balance of cash equivalents in central banks	6,903	8,553
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	7,442	9,091

(*)	Presented for comparison purposes only

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.5	82.5	100.0	355,955	202,909	38,948	129,021	34,940
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSION FUNDS MANAGEMENT	12.7	51.6	64.3	259,669	513,121	117,315	329,395	66,411
ADPROTEL STRAND, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	3	332,888	335,817	(245)	(2,684)
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.0	100.0	4,082	6,275	2,397	1,785	2,093
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.9	75.2	100.0	48,334	77,205	20,149	49,166	7,890
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.0	5.0	80.0	2,063	10,368	5,506	4,337	525
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.9	16.1	100.0	12,649	125,227	4,225	115,808	5,194
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	IN LIQUIDATION	51.0	—	51.0	612	828	420	408	—
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	16,995	17,927	931	15,760	1,236
ANIDA CARTERA SINGULAR, S.L.	SPAIN	PORTFOLIO	—	100.0	100.0	(543,361)	312,732	338,015	(25,253)	(30)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	239,854	554,899	317,798	253,263	(16,162)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	(25,269)	1,680,337	2,059,746	(293,829)	(85,580)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.0	100.0	4,330	20,167	15,632	4,369	166
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	198,357	447,857	461,214	(10,889)	(2,468)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.0	100.0	108,055	101,768	7	102,224	(463)
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	3	203,652	220,558	(7,631)	(9,275)
ANIDA OPERACIONES SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	—	1,847,484	2,259,322	(293,202)	(118,636)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	101,402	138,586	37,182	101,682	(278)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	177	742	570	353	(181)
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.0	100.0	5	22,824	24,031	(1,207)	—
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.0	100.0	1,887	2,762	468	1,756	538
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	100.0	—	100.0	57	1,596	—	1,653	(57)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.0	100.0	(156)	289	445	—	(156)
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.0	0.0	100.0	4	61,679	51,462	7,598	2,619
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	598	220,772	220,175	1,148	(551)
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.9	0.1	100.0	37,925	32,883	13	32,859	11
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	779,054	784,018	4,965	772,208	6,845
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.0	100.0	7,499	7,528	29	7,161	338
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	5,300	49,670	40,790	8,795	85
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	100.0	—	100.0	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.1	44.8	98.9	19,464	1,584,202	1,376,959	191,897	15,346

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.5	90.5	100.0	328,916	7,767,084	7,468,137	293,128	5,819
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.2	68.2	507,402	10,986,291	10,242,045	679,204	65,042
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANKING	—	100.0	100.0	194,559	4,093,506	3,638,707	446,214	8,585
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.0	—	100.0	17,049	774,865	716,564	58,823	(522)
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.2	92.2	760,196	9,125,946	8,306,070	696,401	123,475
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.8	99.8	15,152	32,839	214	32,561	64
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.0	100.0	1,595	590,273	521,301	56,174	12,798
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.9	99.9	97,220	211,154	14,812	191,328	5,014
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.4	50.6	100.0	16,399	17,961	328	17,576	57
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.0	100.0	26,075	440,432	413,081	25,835	1,516
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.9	53.8	55.6	173,538	7,961,655	7,039,586	885,985	36,084
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	2,085	765	(1,321)	2,094	(8)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,187	8,996	1,810	6,538	648
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	39	28	(12)	42	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	25,248	77,343	52,094	20,475	4,774
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	479,328	880,408	—	880,228	180
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	INVESTMENT COMPANY	70.0	—	70.0	1,331	8,241	1,127	6,467	647
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	1,492	1,688	197	914	577
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	FINANCIAL SERVICES	—	100.0	100.0	268	351	72	311	(32)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	11,568	12,823	1,255	8,936	2,632
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.0	83.0	100.0	11,436	177,955	92,824	70,369	14,762
BBVA AUTORENTING, SPA	ITALY	FINANCIAL SERVICES	—	100.0	100.0	64,982	307,001	275,377	30,124	1,500
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.0	100.0	64,200	1,585,907	1,513,340	72,438	129
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.7	30.4	76.0	53,543	5,124,939	4,554,156	501,021	69,762
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.0	100.0	46,764	38,501	(8,191)	41,287	5,405
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	21,915	45,162	23,248	13,545	8,369
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	36,915	231,792	194,878	32,324	4,590
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,168	21,524	20,356	461	707
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.0	100.0	6,277,425	69,236,147	62,966,023	5,596,954	673,170
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.0	—	100.0	16,166	46,371	6,283	39,214	874
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A. (Ex-BBVA CORREDURIA TECNICA ASEGURADORA, S.A.)	SPAIN	FINANCIAL SERVICES	99.9	0.1	100.0	297	35,785	7,156	25,813	2,816
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	2,981,987	2,981,669	267	51
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	1,813	—	1,930	(117)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.0	—	100.0	118,402	118,572	169	118,920	(517)
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.2	19.2	95.4	268,651	8,223,661	7,346,980	786,730	89,951
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	(929)	328	1,257	(799)	(130)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	14,432	14,659	229	14,323	107
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	INSURANCE SERVICES	—	100.0	100.0	156,656	167,762	11,105	153,308	3,349

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	49,437	53,005	3,564	44,862	4,579
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.8	12.2	100.0	6,699	46,328	26,147	19,478	703
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.0	100.0	477	761	212	471	78
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.0	100.0	2,115	3,850	438	2,933	479
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	9,234	10,779	1,544	6,318	2,917
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.0	100.0	43,421	380,893	337,474	38,612	4,807
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	2,186	8,688	3,733	4,818	137
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.0	100.0	5,524	29,205	23,679	5,032	494
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	21,994	25,819	3,795	19,360	2,664
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.0	100.0	3,324	26,671	14,854	11,792	25
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.0	—	100.0	4,648	6,842	1,344	5,425	73
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	122,603	122,607	3	111,625	10,979
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	50.0	50.0	100.0	38,300	531,390	504,279	28,061	(950)
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	—	100.0	100.0	998	7,987	674	6,448	865
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	998	7,274	260	6,836	178
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	719,356	715,322	4,103	(69)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.0	—	100.0	18	6,174	6,157	17	—
BBVA GLOBAL MARKETS RESEARCH, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	501	3,901	1,968	1,577	356
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.5	21.4	100.0	62,061	167,659	43,542	113,680	10,437
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.1	68.1	4,910	26,773	19,563	7,380	(170)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	43,626	454,507	414,517	39,123	867
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	1	503,397	500,800	2,965	(368)
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	1,817,592	1,817,087	378	127
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.2	38.8	100.0	580,584	1,109,460	4,210	1,006,584	98,666
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERVICES	100.0	—	100.0	180,381	1,164,792	807,656	345,494	11,642
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	11,576	31,514	21,125	10,422	(33)
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.0	64.0	100.0	255,843	1,481,343	70,428	1,408,183	2,732
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	60	120,320	111,041	5,983	3,296
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.0	—	100.0	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.0	—	100.0	22,598	1,028,700	925,173	84,683	18,844
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.7	7.3	100.0	273,365	350,215	1,306	347,507	1,402
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	3,907	27,068	4,441	20,143	2,484
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.0	—	100.0	12,922	81,362	34,992	39,403	6,967
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.0	20.0	100.0	1	490	2	493	(5)
BBVA PRIVANZA (JERSEY), LTD.	JERSEY	INACTIVE	—	100.0	100.0	20,610	23,935	12	24,249	(326)
BBVA PROPIEDAD F.I.I.	SPAIN	REAL ESTATE	—	99.7	99.7	1,410,274	1,482,818	59,619	1,477,662	(54,463)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.0	—	100.0	322,837	195,013	8	195,029	(24)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.0	100.0	656	70,294	44,973	22,653	2,668
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	20,976	780,847	692,441	85,941	2,465

(*)	Information on foreign companies at exchange rate on June 30, 2010

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

BBVA RENTING, SPA	ITALY	FINANCIAL SERVICES	—	100.0	100.0	8,453	48,237	40,913	7,891	(567)
BBVA SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.9	0.1	100.0	13,331	62,126	36,520	23,369	2,237
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	28,206	42,732	7,470	30,376	4,886
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.0	—	100.0	4,726	7,367	644	6,630	93
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.0	6.0	100.0	9,493	41,319	25,651	15,116	552
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.0	6.0	100.0	13,242	346,374	296,235	45,353	4,786
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.0	100.0	46,293	363,837	317,543	41,912	4,382
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	—	100.0	100.0	204	4,956	372	4,277	307
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCE	94.3	5.7	100.0	414,605	11,483,059	10,751,526	608,539	122,994
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	12,543,535	12,542,996	346	193
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	1,148	5,829	4,679	(1,958)	3,108
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	354	17,344	3,943	11,108	2,293
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.5	97.5	14,242	60,327	45,715	13,809	803
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	130	3,749,276	3,748,797	403	76
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.7	60.3	100.0	58,107	1,255,336	890,797	354,469	10,070
BBVA TRADE, S.A.	SPAIN	PORTFOLIO	—	100.0	100.0	6,379	19,378	11,035	8,171	172
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	132	978,831	978,754	101	(24)
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100.0	—	100.0	9,268,740	10,304,351	10,141	10,223,885	70,325
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURIITIES	—	100.0	100.0	4,771	9,221	4,419	3,916	886
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	23,898	24,316	417	23,535	364
BCL INTERNATIONAL FINANCE. LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	7,519	7,528	(6)	(3)
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.0	100.0	746,000	708,112	19	666,454	41,639
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.0	11.0	100.0	34,771	233,449	15,087	217,835	527
BLUE INDICO INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	49,106	58,030	136	60,897	(3,003)
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	33,969	32,395	538	31,860	(3)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.0	100.0	13,838	15,992	2,153	13,932	(93)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	23,874	25,438	1,563	22,994	881
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.0	—	100.0	60,541	206,630	44,741	162,532	(643)
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	54,795	73,453	18,657	42,661	12,135
CASA de CAMBIO MULTIDIVISAS, SA DE CV	MEXICO	IN LIQUIDATION	—	100.0	100.0	179	179	—	179	—
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.0	100.0	108	204	2	202	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.0	100.0	12,048	12,171	117	12,047	7
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.0	100.0	4,754	961,803	247	927,471	34,085
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	53,164	68,638	3,041	66,382	(785)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	100.0	100.0	234	664	431	160	73

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	638	2,695	1,348	799	548
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	395,438	395,438	—	395,017	421
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	3,404	3,404	—	3,405	(1)
COMPASS BANCSHARES, INC.	UNITED STATES	PORTFOLIO	—	100.0	100.0	10,282,546	10,387,852	105,307	10,212,009	70,536
COMPASS BANK	UNITED STATES	BANKING	—	100.0	100.0	10,243,695	56,302,522	46,058,827	10,158,787	84,908
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	6,076,304	6,076,304	—	6,016,893	59,411
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,473	58,771	51,299	7,434	38
COMPASS GP,INC.	UNITED STATES	PORTFOLIO	—	100.0	100.0	37,602	47,408	9,806	37,346	256
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	PORTFOLIO	—	100.0	100.0	5,259,647	5,260,687	1,039	5,207,338	52,310
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	63,315	65,427	2,111	63,290	26
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	2,103,498	2,103,772	272	2,096,694	6,806
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	29	29	—	29	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.0	100.0	3,057	3,061	4	3,057	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.0	100.0	4,325,208	4,325,630	421	4,277,740	47,469
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	1,845	1,864	19	1,844	1
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	29	29	—	29	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.0	100.0	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.0	—	100.0	232,976	173,294	2,351	170,952	(9)
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	24	79	—	160	(81)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUNDS MANAGEMENT	46.1	53.9	100.0	5,169	22,529	12,936	11,719	(2,126)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.5	12.5	100.0	29,641	223,828	183,894	37,488	2,446
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES SERVICES	33.8	66.2	100.0	57,828	675,572	588,233	81,153	6,186
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	2,033	9,024	6,990	2,619	(585)
CONTENTS AREA, S.L.	SPAIN	PORTFOLIO	—	100.0	100.0	1,251	3,387	115	3,789	(517)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES	—	100.0	100.0	4,865	8,704	3,838	4,395	471
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.0	100.0	—	372,454	372,454	—	—
CONTINENTAL S.A. SOCIEDAD .ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERVICES	—	100.0	100.0	8,285	10,104	1,817	7,228	1,059
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERVICES	—	100.0	100.0	469	543	75	471	(3)
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	2,500	10,101	7,600	2,342	159
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.0	100.0	138,508	164,483	1,383	162,956	144
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.0	—	100.0	452,431	4,863,959	3,371,723	1,455,454	36,782

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.0	100.0	15	17	2	16	(1)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.5	72.5	52,210	90,953	18,945	72,086	(78)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,673	1,675	1	1,652	22
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.0	100.0	14,122	18,234	1,962	16,254	18
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERVICES	100	—	100.0	2,042	2,225	307	2,005	(87)
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	100.0	100.0	—	2,208	4,486	(1,684)	(594)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.9	98.9	5,349	7,244	1,858	5,383	3
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.0	70.0	167	493	236	257	—
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100	—	100.0	1,500	4,101	1,598	2,509	(6)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	IN LIQUIDATION	—	100.0	100.0	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100	—	100.0	—	642	369	4,407	(4,134)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.0	51.0	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88	—	87.5	1,974	22,000	2,521	16,407	3,072
FIDEIC. Nº.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO ANTES(FIDEICOMISO INVEX 1[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	125,093	118,473	5,729	891
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,021	2,021	—	2,006	15
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	26,743	27,642	899	25,371	1,372
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	39,532	57,035	17,503	41,458	(1,926)
FIDEICOMISO N.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4 EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	30	302,450	300,338	(194)	2,306
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,758	2,977	219	2,758	—
FIDEICOMISO Nº.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO(FIDEIC.INVEX 2[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	56,712	54,136	2,323	253
FIDEICOMISO Nº.781en BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	329,083	314,797	6,208	8,078
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	18,812	19,252	440	18,225	587
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100	—	100.0	51	36	—	36	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	4,330	6,389	2,056	5,032	(699)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	86	14.0	100.0	4,522	6,842	1	6,858	(17)
FINANZIA AUTORENTING, S.A.	SPAIN	FINANCIAL SERVICES	27	72.9	100.0	47,026	557,244	546,050	13,250	(2,056)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.0	100.0	183,472	6,702,233	6,524,929	197,799	(20,495)
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	7,261	10,675	3,415	6,874	386
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	2,070	3,313	1,244	1,710	359
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	426	971	545	360	66
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60	—	60.0	8,830	28,614	2,631	23,734	2,249
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	150	2,932	766	1,887	279
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.0	100.0	948	2,703	1,070	1,553	80
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100	—	100.0	110,115	468,101	408,768	60,453	(1,120)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERVICES	—	90.0	90.0	—	262	140	144	(22)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.0	100.0	4,726	4,727	—	4,721	6
GRUPO FINANCIERO BBVA BANCOMER, S.A	MEXICO	FINANCIAL SERVICES	100	—	100.0	6,677,124	8,252,086	1,021	7,439,738	811,327
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	58	58.4	4,570	24,603	16,777	7,759	67

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	29,588	31,278	1,690	28,254	1,334
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(25,524)	49,041	74,566	(24,382)	(1,143)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	37,659	37,827	169	37,944	(286)
GUARANTY PLUS PROPERTIES LLC-3	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-4	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-5	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-6	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-7	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-8	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-9	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	10,429	10,433	3	10,580	(150)
HIPOTECARIA NACIONAL MEXICANA INCORPORAT	UNITED STATES	REAL ESTATE	—	100.0	100.0	278	388	112	204	72
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	61,866	98,902	13,959	84,359	584
HOLDING CONTINENTAL, S.A.	PERU	POTFOLIO	50	—	50.0	123,678	803,547	8	685,429	118,110
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	POTFOLIO	—	100.0	100.0	3,618	4,487	—	4,487	—
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	8,568	8,916	347	8,668	(99)
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.0	100.0	958,900	958,941	41	961,043	(2,143)
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.0	100.0	957,136	957,141	5	959,348	(2,212)
IBERDROLA SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	84.0	84.0	7,290	9,568	29	9,570	(31)
IBERNEGOCIO DE TRADE, S.L. (antes IBERTRADE, LTD.)	SPAIN	SERVICES	—	100.0	100.0	1,688	1,688	—	1,688	—
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	0.0	100.0	100.0	—	—	—	—	—
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	3,842	3,843	—	3,837	6
INMUEBLES Y RECUPERACION.CONTINENTAL,S.A	PERU	REAL ESTATE	—	100.0	100.0	4,172	9,154	4,981	2,225	1,948
INVERAHORRO, S.L.	SPAIN	POTFOLIO	100	—	100.0	—	79,874	80,766	(918)	26
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.0	100.0	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	IN LIQUIDATION	48	—	48.0	11,390	29,059	1,431	26,112	1,516
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.0	—	100.0	1,307	1,275	130	827	318
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	0.0	60.5	60.5	—	28	—	28	—
INVERSIONES T, C.A.	VENEZUELA	IN LIQUIDATION	0.0	100.0	100.0	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	POTFOLIO	—	100.0	100.0	2,659	54,966	15	48,664	6,287
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	9,857	10,722	545	9,825	352
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	—	11,100	19,981	(8,564)	(317)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.0	85.0	152	499	327	172	—
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	973,690	976,701	3,012	969,637	4,052
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100	—	100.0	2,869	7,514	5,795	1,743	(24)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	INACTIVE	—	100.0	100.0	1,189	1,249	60	1,187	2
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	65.8	65.8	14,724	39,199	22,166	17,042	(9)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	14,312	21,496	7,472	14,560	(536)

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

MONTEALMENARA GOLF, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	12,773	22,744	8,601	9,831	4,312
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	108	989	880	83	26
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	335	2,442	2,108	206	128
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	15,553	25,117	8,300	15,276	1,541
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.0	100.0	112	255	144	112	(1)
OCCIVAL, S.A.	SPAIN	INACTIVE	100.0	—	100.0	8,211	9,905	14	9,880	11
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.0	100.0	67,156	70,621	3,465	65,078	2,078
OPPLUS OPERACIONES Y SERVICIOS, S.A. (Antes STURGES)	SPAIN	SERVICES	100.0	—	100.0	1,067	18,134	11,371	4,602	2,161
OPPLUS S.A.C	PERU	SERVICES	—	100.0	100.0	600	1,824	1,028	814	(18)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.0	100.0	7,559	7,676	115	7,553	8
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	145,280	2,406,142	2,260,854	96,216	49,072
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	480,101	500,722	20,621	489,075	(8,974)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	50,001	50,462	461	51,584	(1,583)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	16,268	16,499	231	17,557	(1,289)
PI HOLDINGS NO. 4, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	2,017	2,402	384	2,042	(24)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	375	1,102	465	494	143
PRESTACIONES ADMINISTRATIVAS LIMITADA — PROEX LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	1,049	1,751	701	514	536
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	—	90.3	90.3	9,742	23,497	12,860	8,820	1,817
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.9	58.9	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	PORTFOLIO	100.0	—	100.0	1,039	12,259	11,188	1,120	(49)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.0	—	100.0	139	123	—	125	(2)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.5	58.5	227	383	—	384	(1)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS FUNDS MANGEMENT	—	100.0	100.0	38,502	40,463	1,961	32,239	6,263
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	90.0	90.0	3,278	11,719	7,333	2,657	1,729
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	100.0	100.0	1,457	1,356	69	1,101	186
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS FUNDS MANGEMENT	—	100.0	100.0	765	3,436	2,603	774	59
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERVICES	—	51.0	51.0	—	829	3,134	(756)	(1,549)
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	7,853	1,383	219	1,258	(94)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	78	74	46	27	1
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	—	7,858	3,646	4,064	148
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	—	2,482	11,845	(9,475)	112
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.0	100.0	—	3,582	208	3,321	53
PROYECTOS EMPRESARIALES CAPITAL RIESGO I, S.C.R, SIMP. S.A.	SPAIN	VENTURE CAPITAL	100.0	—	100.0	103,363	108,270	25	97,355	10,890
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. D	SPAIN	PORTFOLIO	—	100.0	100.0	2,548	6,383	3,833	2,572	(22)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE	MEXICO	REAL ESTATE	—	100.0	100.0	9,469	10,667	1,748	8,872	47
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	17,833	18,590	757	17,535	298
RIVER OAKS TRUST CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1	1	—	1	—

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	254	8,455	8,201	241	13
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	589,450	590,234	784	588,238	1,212
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOT	SPAIN	FINANCIAL SERVICES	77.2	—	77.2	138	213	67	146	—
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.0	100.0	3,416	3,652	140	3,514	(2)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	25.0	75.0	100.0	363,258	2,400,776	2,117,630	204,823	78,323
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.0	100.0	24,618	45,129	20,619	17,659	6,851
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE	MEXICO	SERVICES	—	100.0	100.0	422	2,743	2,321	421	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,119	4,770	3,648	914	208
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3,563	5,604	2,012	3,478	114
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.0	100.0	—	15,686	16,682	(297)	(699)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	—	99.8	99.8	—	382	23	131	228
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO,S.A.	SPAIN	SERVICES	100.0	—	100.0	114,518	194,209	109	194,130	(30)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.0	100.0	1,663	1,685	30	1,682	(27)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	574	812	237	577	(2)
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.0	—	100.0	24,412	46,761	22,518	25,183	(940)
ST. JOHNS INVESTMENTS MANAGMENT CO.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	4,203	4,325	123	4,025	177
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	383	12,608	12,225	376	7
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	253	8,412	8,159	251	2
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	967,277	967,883	607	961,620	5,656
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,263	42,062	40,799	1,245	18
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	634	21,122	20,488	625	9
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	8,095	11,048	2,953	8,017	78
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	2,886	2,923	—	3,261	(338)
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.0	100.0	159	2,267	2,106	166	(5)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	454,372	454,461	90	448,889	5,482
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(1,268)	1,217	2,485	(1,268)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1	4	3	1	—
UNIDAD DE AVALUOS MEXICO, SA DE CV	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	1,846	2,680	1,206	1,307	167
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	—	100.0	100.0	2,410	2,632	5	2,624	3
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	4,477	2,264	2,069	144
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	125,470	117,191	4,721	3,558
UNO-E BANK, S.A.	SPAIN	BANKING	67.4	32.7	100.0	174,751	1,380,655	1,267,967	107,729	4,959
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.6	—	60.6	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.0	—	100.0	1,200	16,874	1,499	14,743	632
VIRTUAL DOC, S.L.	SPAIN	SERVICES	—	70.0	70.0	252	773	678	318	(223)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,456	1,458	1	1,127	330

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX III. Additional information on the jointly controlled companies accounted for using the proportionate consolidation method in the BBVA Group

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.0	—	50.0	12,600	1,432,550	1,396,981	30,381	5,188
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	2,637	3,490	853	186	2,451
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERVICES	—	51.0	51.0	6,357	80,234	72,937	6,442	855
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	55,018	603,401	528,628	53,082	21,691
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.0	50.0	11,562	25,531	2,407	24,866	(1,742)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.0	50.0	12,207	109,886	85,475	21,360	3,051
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	FINANCIAL SERVICES	—	50.0	50.0	11,683	50,929	40,587	11,358	(1,016)

(*)	Information on foreign companies at exchange rate on June 30, 2010.

APPENDIX IV. Additional information on investments and jointly controlled companies accounted for using the equity method in the BBVA Group (Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights			Thousands of Euros (**)
			Controlled by the Bank				Investee Data
						Net				Profit
						Carrying	Assets	Liabilities	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.10	30.06.10	30.06.10	30.06.10

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.0	40.0	2,894	17,162	9,357	6,872	934	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.4	35.4	4,231	31,858	15,261	20,406	(3,809	) (2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.0	49.0	4,457	8,859	484	8,336	39	(3)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,879	104,885	15,355	89,454	77	(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,907	104,958	15,355	89,457	146	(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.0	26.0	4,091	39,396	18,764	17,798	2,835	(3)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.0	—	15.0	3,598,492	180,608,192	169,601,243	9,478,880	1,528,069	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.7	—	29.7	488,051	11,063,029	9,619,672	1,357,742	85,616	(1)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.8	—	21.8	12,136	61,967	7,126	53,086	1,755	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.0	50.0	4,810	8,854	1,558	6,564	732	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.0	50.0	128,806	808,482	371,929	402,838	33,715	(1)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	6,104	649,334	619,575	27,470	2,289	(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	4,483	413,798	391,994	19,410	2,394	(2)
FIDEICOMISO F/70191-2 PUEBLA (*)	MEXICO	REAL ESTATE	—	25.0	25.0	7,040	44,360	11,668	28,189	4,503	(3)
FIDEICOMISO F/401555-8 CUATRO BOSQUES (*)	MEXICO	REAL ESTATE	—	50.0	50.0	5,010	8,072	14	8,055	3	(3)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2 (*)	MEXICO	REAL ESTATE	—	50.0	50.0	17,678	29,076	388	27,669	1,019	(3)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.0	50.0	19,089	68,938	40,625	23,434	4,879	(3)
IMOBILIARIA DUQUE D’AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	—	50.0	50.0	5,270	24,522	14,463	9,815	244	(3)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL ESTATE	—	50.0	50.0	2,233	15,579	2,320	9,623	3,636	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.0	50.0	9,873	74,827	47,548	29,630	(2,351	) (3)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.5	38.5	101,681	871,949	508,676	384,752	(21,479	) (1)(3)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.0	30.0	4,013	66,363	55,103	9,923	1,337	(3)
PROMOTORA METROVACESA, S.L.	SPAIN	REAL ESTATE	—	50.0	50.0	8,554	76,919	64,518	14,491	(2,089	) (3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.0	40.0	9,874	86,232	65,463	13,868	6,901	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	37.9	37.9	5,633	7,977	2,824	7,871	(2,718	) (3)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.1	46.1	5,109	14,226	5,297	8,811	118	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.7	66.7	3,723	7,710	4,488	2,902	320	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.4	0.9	21.4	15,289	206,836	78,920	119,659	8,257	(1)(2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERVICES	30.0	—	30.0	2,827	101,408	90,408	6,849	4,151	(2)-
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	—	23.4	23.4	51,591	664,368	436,637	226,672	1,059	(1)(2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	—	51.0	51.0	2,897	9,833	4,407	4,964	462	(2)
REST OF ENTITIES						79,862

					TOTAL	4,691,587	196,299,969	182,121,438	12,515,488	1,663,044

(*)	Joinly controlled companies accounted for using the equity method.

(**)	Data relating to the latest financial statements approved at the dAta of preparation of these notes to the consolidated statements.

Information on foreign companies at exchange rate as of June 30, 2010.

(1)	Consolidated Data.

(2)	Finantial statetement as of December 31, 2009.

(3)	Finantial statetement as of December 31, 2008.

APPENDIX V. Changes and notification of investments and divestments in the BBVA Group for the six-month period ended June 30, 2010
Business Combinations and Other Acquisitions or Increase of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for using the Proporcionate Method

			Thousands of Euros		% of Voting Rights
			Price Paid in the
			Transactions +	Fair Value of Equity
			Expenses directly	Instruments	% Participation (net)	Total Voting Rights	Effective Date for the
	Type of		attributable to the	issued for the	Acquired	Controlled after the	Trasaction
Company	Transaction	Activity	Transactions	Transactions	in the Period	Transactions	(or Notification Date)

APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	FOUNDING	SERVICES	7	—	100.0%	100.0%	4-1-2010
MONTEALMENARA GOLF, S.L.(*)	ACQUISITION	REAL ESTATE	6,154	—	50.0%	100.0%	26-2-2010
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	904	—	14.0%	58.4%	26-2-2010
BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	998	—	0.1%	92.2%	31-3-2010
ECONTA GESTION INTEGRAL, S.L.(*)	ACQUISITION	SERVICES	591	—	29.9%	100.0%	22-4-2010
BBVA PROPIEDAD F.I.I.	ACQUISITION	REAL ESTATE INVESTMENT COMPANY	55,774	—	3.9%	99.6%	30-4-2010
BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	1,490	—	0.1%	92.2%	31-5-2010
BBVA PROPIEDAD F.I.I.	ACQUISITION	REAL ESTATE	—	—	0.2%	99.7%	31-5-2010
RENTRUCKS, ALQUILER Y SºS DE TRANSPORTE, S.A.(*)	ACQUISITION	MUTUAL FINANCIAL SERVICES	8	—	7.1%	50.0%	30-6-2010

(*)	Notification realized.
Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Using the Proportionate Method

			Thousands of Euros	% of Voting Rights
				% Participation	Total Voting Rights	Effective Date for the
	Type of		Profit (Loss)	Sold	Controlled after the	Transaction
Company	Transaction	Activity	in the Transaction	in the Period	Disposal	(or Notification Date)

BBVA LEASING S.A.CIA DE FINANC COMERCIAL(1)	MERGER	FINANCIAL SERVICES	—	100.0%	—	04-01-10
GFIS HOLDINGS INC.(2)	MERGER	FINANCIAL SERVICES	—	100.0%	—	01-02-10
GUARANTY FINANCIAL INSURANCE SOLUTIONS, INC.(2)	MERGER	FINANCIAL SERVICES	—	100.0%	—	01-02-10
BBVA E-COMMERCE, S.A.(3)	MERGER	SERVICES	—	100.0%	—	15-03-10
UNIVERSALIDAD- BANDO GRANAHORRAR	LIQUIDATION	FINANCIAL SERVICES	500	100.0%	—	30-04-10
PROXIMA ALFA MANAGING MEMBER LLC	LIQUIDATION	FINANCIAL SERVICES	(1)	100.0%	—	30-04-10
BIBJ MANAGEMENT, LTD.	LIQUIDATION	SERVICES	—	100.0%	—	31-05-10
BIBJ NOMINEES, LTD.	LIQUIDATION	SERVICES	—	100.0%	—	31-05-10
CANAL COMPANY, LTD.	LIQUIDATION	FINANCIAL SERVICES	(203)	100.0%	—	31-05-10
COMPASS TRUST IV	LIQUIDATION	FINANCIAL SERVICES	(1)	100.0%	—	31-05-10

(1)	Acquiring company: BBVA COLOMBIA, S.A.

(2)	Acquiring company: BBVA COMPASS INSURANCE AGENCY

(3)	Acquiring company: BLUE INDICO INVESTMENTS, S.L.

APPENDIX V. Changes and notification of investments and divestments in the BBVA Group for the six-month period ended June 30,2010 (Continued)
Business Combinations and other Acquisitions or Increases of Interest Ownership in Associated and Jointly Controlled Companies Accounted for Using the Equity Method

			Thousands of Euros
			Price Paid in the		% of Voting Rights
			Transactions +	Fair Value of Equity
			Expenses Directly	Instruments	% Participation (Net)	Total Voting Rights	Effective Date for the
	Type of		Attributable to the	Issued for the	Acquired	Controlled After the	Transaction
Company	Transaction	Activity	Transactions	Transactions	in the Period	Transactions	(or Notification Date)

TELEFONICA FACTORING COLOMBIA, S.A.	ACQUISITION	FINANCIAL SERVICES	350	—	24.3%	24.3%	31-1-2010
MICROMEDIOS DIGITALES, S.A.	ACQUISITION	SERVICES	—	—	0.0%	49.0%	26-2-2010
OPERADORA HITO URBANO, S.A. de C.V.	FOUNDING	SERVICES	1	—	35.0%	35.0%	26-2-2010
CHINA CITIC BANK LIMITED CNCB	ACQUISITION	BANKING	1,197,475	—	4.9%	15.0%	30-4-2010
TELEFONICA FACTORING CHILE, S.A.	FOUNDING	FINANCIAL SERVICES	139	—	24.3%	24.3%	31-5-2010
DESARROLLO URBANÍSTICO CHAPULTEPEC, S.A.P.I. de C.V.	FOUNDING	SERVICES	280	—	50.0%	50.0%	24-6-2010

Disposals or Reduction of Interest Ownership in Associated and Jointly Controlled Companies Accounted for Using the Equity Method

			Thousands of Euros	% of Voting Rights
				% Participation	Total Voting Rights	Effective Date for the
	Type of		Profit (Loss)	Sold	Controlled after the	Transaction
Company	Transaction	Activity	in the Transaction	in the Period	Disposal	(or Notification Date)

SERVICIO MERCANTIL DE OCCIDENTE, S.A.	LIQUIDATION	SERVICES	—	25.0%	—	31-05-10
INMUEBLES MADARIAGA PROMOCIONES, S.L.	LIQUIDATION	REAL ESTATE	(34)	50.0%	—	31-05-10
SDAD PARA LA PRESTACION SºS ADMINISTRATIVOS, S.L.	DISPOSAL	SERVICES	485	30.0%	—	30-06-10
INMOBILIARIA RESIDENCIAL LOS ARROYOS, S.A.	CHARGE-OFF	REAL ESTATE	—	33.3%	—	30-06-10
PRUBI, S.A.	CHARGE-OFF	REAL ESTATE	—	24.0%	—	30-06-10

Changes in Other Companies Quoted recognizes as Available-for-Sale

			% Voting rRghts
			% Participation		Effective Date for the
	Type of		Acquired (Sold)	Totally Controlled after	Transaction
Company	Transaction	Activity	in the Period	Transaction	(or Notification Date)

INMOBILIARIA COLONIAL, S.A.(*)(1)	ACQUISITION	REAL ESTATE	3.3%	3.3%	18-3-2010
INMOBILIARIA COLONIAL, S.A.(*)(2)	DILUCION PARTIC.	REAL ESTATE	3.3%	0.0%	24-3-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	ACQUISITION	SERVICES	0.9%	3.6%	13-5-2010
TECNICAS REUNIDAS, S.A.(*)	DISPOSAL	SERVICES	0.4%	2.7%	29-6-2010

(*)	Notifications

(1)	Operation of change of ownership in favor of BBVA by enforcement actions of 58,012,836 shares.

(2)	Dilution of our percentage of investment for increase of the issuer resulting from the conversion into shares of convertifbles obligations.

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2010

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	IN LIQUIDATION	51.0	—	51.0
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.2	68.2
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.9	53.8	55.6
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES DEALER	70.0	—	70.0
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.1	68.1
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.5	72.5
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.0	70.0
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.0	51.0
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.0	—	60.0
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	58.4	58.4
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.0	—	50.0
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERVICES	—	84.0	84.0
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.0	—	48.0
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.5	60.5
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.0	85.0
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	65.8	65.8
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.5	58.5
PRO-SALUD, C.A.	SERVICES	—	58.9	58.9
VIRTUAL DOC, S.L.	IN LIQUIDATION	—	70.0	70.0

APPENDIX VII. BBVA Group’s securitization funds

			Thousands of Euros
			Total Securitized	Total Securitized
		Origination	Exposures at the	Exposures as of June
Securitization Funds	Company	Date	Origination Date	30, 2010

BBVA-1 F.T.A.	BBVA, S.A.	02/2000	1,112,800	2,209
HIPOTECARIO 2 FTH	BBVA, S.A.	12/1998	1,051,771	78,306
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	138,058
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,000	131,057
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	369,686
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,000	400,544
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,000	168,540
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,500,000	542,111
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,000	519,761
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,000	185,024
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2001	8,843	6,080
2 PS INTERAMERICANA	BBVA CHILE, S.A.	09/2004	11,672	6,735
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2004	16,671	9,621
BBVA-2 FTPYME ICO FTA	BBVA, S.A.	12/2000	900,000	18,855
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	735,694
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2008	651,788	421,020
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	323,212	184,980
BBVA CONSUMO 4 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2009	684,530	671,156
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	415,470	412,738
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	21,756	23,341
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	15,882	16,906
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	27,088	27,141
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	45,055	42,552
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,000	533,710
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,000	1,935,915
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,000	2,297,414
CBBACOM 09-4, 09U	BBVA BANCOMER, S.A.	12/2009	85,178	95,286
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	164,685	121,796
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	68,335	55,571
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	376,942	326,583
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	302,780	301,896
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	344,030	380,420
FANNIE MAE — LENDER No. 227300000	COMPASS BANK	12/2001	279,151	26,585
FANNIE MAE — LENDER No. 227300027	COMPASS BANK	12/2003	295,546	104,669
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2007	800,000	382,765
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	700,000	54,964
GC GENCAT II FTA	BBVA, S.A.	03/2003	950,000	13,155
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,860,011
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,684,871
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,457,387
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,000	3,686,114
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,000	4,215,875
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,000	4,284,555
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,000	6,908,805
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,000	1,283,878
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	1,174,518
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	10,852,281	11,186
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,000	546,316
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,000	119,405
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,000	633,416
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,135,548

Total			80,970,466	43,744,729

APPENDIX VIII. Breakdown of the most significant outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2010 and December 31, 2009
Outsanding as of June 30, 2010 of Subordinated Issues

	Millions of Euros
				Prevailing
		June	December	Interest Rate at	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2010	Date

Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	12-22-2016
November-03	EUR	750	750	4.50%	11-12-2015
October-04	EUR	992	992	4.37%	10-20-2019
February-07	EUR	297	297	4.50%	02-16-2022
March-08	EUR	125	125	6.03%	03-03-2033
July-08	EUR	100	100	6.20%	07-04-2023
September-09	EUR	2,000	2,000	5.00%	10-15-2014

Subtotal	EUR	4,291	4,291

BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	73	73	6.35%	10-16-2015
February-00	EUR	—	442	6.38%	02-25-2010
October-01	EUR	5	60	5.73%	10-10-2011
October-01	EUR	40	40	6.08%	10-10-2016
October-01	EUR	50	50	1.24%	10-15-2016
November-01	EUR	55	55	1.36%	11-02-2016
December-01	EUR	56	56	1.43%	12-20-2016

Subtotal	EUR	279	776

BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	428	456	0.99%	05-23-2017
October-05	EUR	126	130	0.94%	10-13-2020
October-05	EUR	219	231	0.89%	10-20-2017
October-06	EUR	842	900	0.94%	10-24-2016
April-07	EUR	637	700	0.85%	04-03-2017
April-07	EUR	100	100	3.32%	05-04-2022
May-08	EUR	50	50	4.75%	05-19-2023
July-08	EUR	20	20	6.11%	07-22-2018

Subtotal	EUR	2,422	2,587

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	527	560	5.00%	07-17-2017

Subtotal	EUR	527	560

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2.72%	11-29-2017

Subtotal	EUR	2	2

Total issued in Euros		7,521	8,216

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.
The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outsanding as of June 30, 2010 of Subordinated Issues

	Millions of Euros
				Prevailing
		June	December	Interest Rate at	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2010	Date

Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	41	35	1.97%	09-23-2014
September-06	USD	30	26	5.76%	09-29-2016
September-06	USD	24	21	1.09%	09-29-2016

Subtotal	USD	95	82

BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	163	139	7.00%	12-01-2025
October-95	JPY	92	75	6.00%	10-26-2015

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	403	336	Various	Various

Subtotal	CLP	403	336

BBVA BANCOMER, S.A. de C.V.
July-05	USD	286	241	5.00%	07-22-2015
May-07	USD	408	345	6.00%	05-17-2022
April-10	USD	817	—	7.00%	04-22-2020

Subtotal	USD	1,511	586

September-06	MXN	159	132	5.24%	09-18-2014
July-08	MXN	76	63	5.54%	07-16-2018
October-08	MXN	191	156	5.58%	09-24-2018
December-08	MXN	175	146	5.94%	11-26-2020
January-09	MXN	3	2	5.94%	11-26-2020
February-09	MXN	2	2	5.94%	11-26-2020
March-09	MXN	1	1	5.94%	11-26-2020
April-09	MXN	1	1	5.94%	11-26-2020
June-09	MXN	166	138	6.24%	06-07-2019
July-09	MXN	5	5	6.24%	06-07-2019
September-09	MXN	1	1	6.24%	06-07-2019

Subtotal	MXN	780	647

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	183	150	2.75%	10-22-2035

Subtotal	JPY	183	150

October-05	GBP	258	277	0.86%	10-21-2015
March-06	GBP	353	325	5.00%	03-31-2016
March-07	GBP	306	282	5.75%	03-11-2018

Subtotal	GBP	917	884

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8	7	10.18%	06-08-2031

Subtotal	USD	8	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	41	35	3.39%	03-17-2034

Subtotal	USD	41	35

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.
The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outsanding as of June 30, 2010 of Subordinated Issues

	Millions of Euros
				Prevailing
		June	December	Interest Rate at	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2010	Date

STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	10	3.34%	09-30-2033

Subtotal	USD	12	10

STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	7	3.33%	03-17-2034

Subtotal	USD	8	7

TEXASBANC CAPITAL TRUST I
July-04	USD	20	17	2.91%	07-23-2034

Subtotal	USD	20	17

COMPASS BANK
March-05	USD	230	195	5.50%	04-01-2020
March-06	USD	212	180	5.90%	04-01-2026
September-07	USD	284	242	6.40%	10-01-2017

Subtotal	USD	726	617

BBVA COLOMBIA, S.A.
August-06	COP	170	136	7.38%	08-28-2011

Subtotal	COP	170	136

BBVA PARAGUAY, S.A.
Various	PYG	2	2	Various	Various
Various	USD	8	6	Various	Various

BANCO CONTINENTAL, S.A.
December-06	USD	25	21	2.10%	02-15-2017
May-07	USD	16	14	6.00%	05-14-2027
September-07	USD	16	14	1.82%	09-24-2017
February-08	USD	16	14	6.47%	02-28-2028
June-08	USD	24	21	3.11%	06-15-2018
November-08	USD	16	14	3.15%	02-15-2019

Subtotal		113	98

May-07	PEN	11	10	5.85%	05-07-2022
June-07	PEN	18	14	3.47%	06-18-2032
November-07	PEN	16	13	3.56%	11-19-2032
July-08	PEN	14	11	3.06%	07-08-2023
September-08	PEN	15	12	3.09%	09-09-2023
December-08	PEN	9	7	4.19%	12-15-2033

Subtotal		83	67

Total issues in foreign currencies (Millions of Euros)		5,335	3,901

Outsanding as of June 30, 2010 of Preferred Issues

	June 2010		December 2009
		Amount Issued		Amount Issued
Issuer Entity and Issued Date	Currency	(Millions)	Currency	(Millions)

BBVA International, Ltd.
December-02	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	350
July-04	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	600	USD	600
July-07	GBP	31	GBP	31
October-09	EUR	645	EUR	645
October-09	GBP	251	GBP	251
Banco Provincial, S.A. — Banco Universal
October-07	VEF	150	VEF	150
November-07	VEF	58	VEF	58
Phoenix Loan Holdings Inc.
January-08	USD	25	USD	25

APPENDIX IX. Consolidated balance sheets as of june 30, 2010 and december 31, 2009 held in foreign currency

	Millions of Euros
		Mexican	Other Foreign	Total Foreign
June 2010	USD	Pesos	Currencies	Currencies

Assets -
Cash and balances with central banks	5,352	5,296	4,482	15,130
Financial assets held for trading	5,443	11,776	3,202	20,421
Available — for — sale financial assets	10,053	11,001	5,581	26,635
Loans and receivables	65,484	32,513	29,848	127,845
Investments in entities accounted for using the equity method	5	128	3,752	3,885
Tangible assets	907	904	671	2,482
Other assets	4,400	2,566	2,198	9,164

Total	91,644	64,184	49,734	205,562

Liabilities-
Financial liabilities held for trading	1,509	3,752	1,049	6,310
Financial liabilities at amortised cost	109,764	47,403	44,692	201,859
Other liabilities	1,166	5,903	2,902	9,971

Total	112,439	57,058	48,643	218,140

	Millions of Euros
		Mexican	Other Foreign	Total Foreign
December 2009	USD	Pesos	Currencies	Currencies

Assets -
Cash and balances with central banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available — for — sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other assets	3,699	2,123	1,763	7,585

Total	78,113	55,497	44,661	178,271

Liabilities-
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other liabilities	1,050	4,316	2,835	8,201

Total	123,678	50,123	46,305	220,106

APPENDIX X. Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.

Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period

Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.

Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

Commissions and fees	• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

• Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits.

Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Current tax assets	Taxes recoverable over the next twelve months.

Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital	Eligible capital for regulatory capital adequacy calculations.

Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.

Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity eliminations.

Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and taken to profit or loss when the assets are sold and gains and losses realized on the disposal of assets at entities with a functional currency other than the euro.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.

Fees	See Commissions, fees and similar items

Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, irrevocable letters of credit issued or confirmed by the entity, insurance contracts or credit derivatives in which the entity sells credit protection, among others.

Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

•☐ In preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amounts payable and receivable, are eliminated in full.

Full consolidation	• Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments — except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement — as well as gains or losses generated by their sale — except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation .

Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask prices.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:

1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).

2. A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or controlling parties. The controlling parties agree to share the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. It exists only when the strategic financial and operating decisions require unanimous consent of the controlling parties.

Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period- end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.

Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.

Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of consolidated subsidiaries for the reporting period.

Mortgage-backed bonds	Fixed-income securities guaranteed with the mortgage loans for the issuing entity, which, in accordance with current legislation to that effect, are not subject to the issuance of mortgage bonds.

Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b) the sale is considered highly probable.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss	• Assets and liabilities that are deemed hybrid financial assets and liabilities and for which the fair value of the embedded derivatives cannot be reliably determined.

• These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Personnel expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method	The venturer combines and subsequently eliminates its interests in jointly controlled entities’ balances and transactions in proportion to its ownership stake in these entities.

The venturer combines its interest in the assets and liabilities assigned to the jointly controlled operations and the assets that are jointly controlled together with other joint venturers line by line in the consolidated balance sheet. Similarly, it combines its interest in the income and expenses originating in jointly controlled businesses line by line in the consolidated income statement.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

• an agreement that gives the parent the right to control the votes of other shareholders;

• power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

• power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:

Value at Risk (VaR)	- VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

- VaR with smoothing, which weights more recent market information more heavily.
This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

EXHIBIT I: U.S. GAAP RECONCILIATION
DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.
     As described in Note 1, the accompanying Unaudited Interim Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain’s Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).
     Following is a summary of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:

•	Net income attributed to parent company and Shareholders’ equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP (*)	A

•	Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	B

(*)	BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Item 16 below and the discussion under Venezuela for additional information.
     The preparation of these Unaudited Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.
     IFRS 1 First-time adoption of International Financial Reporting Standards provides a number of exemptions and exceptions from full retrospective application. Net income attributed to parent company, shareholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.
A) NET INCOME ATTRIBUTED TO PARENT COMPANY AND SHAREHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.
     Accounting practices used by the Bank in preparing the Unaudited Interim Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of June 30, 2010, December 31, 2009 and June 30, 2009 and net income attributed to parent company for the six months ended June 30, 2010 and 2009 to U.S. GAAP is set forth below.

     The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Unaudited Interim Consolidated Financial Statements:

		Increase (Decrease)
		Six Months ended June 30,
	Item #	2010	2009
		(In Millions of Euros, except per Share Data)
NET INCOME
Net income for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		2,710	3,042
Net income attributed to non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(183)	(243)
Net income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		2,527	2,799
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(11)	(11)
Valuation of assets	2	(31)	(79)
Valuation of financial instruments	3	—	—
Accounting of goodwill	4	(2)	(1)
Accounting of derivatives	6	(97)	(28)
Loans adjustments	7	—	—
Pension plan cost	8	(6)	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	41	12

Net income attributed to parent company in accordance with U.S. GAAP (*)		2,421	2,692
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments and others		3,519	108
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(1,515)	160
Derivative instruments and hedging activities		(647)	17

Comprehensive income (losses) in accordance with U.S. GAAP (*)	10	3,778	2,977
Net income per share (Euros) (see Exhibit I A.11)		0.66	0.76

(*)	In accordance with Item 18 of Form 20-F.

		Increase (Decrease)
		As of June	As of December	As of June 30,
	Item #	30, 2010	31, 2009	2009
		(In Millions of Euros)
TOTAL EQUITY
Total equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		32,852	30,763	29,901
Non-controlling interests under EU-IFRS		(1,399)	(1,463)	(1,219)
Total equity without non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		31,453	29,300	28,682
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,436	5,447	5,457
Valuation of assets	2	(1,015)	(984)	(152)
Valuation of financial instruments	3	10	18	25
Accounting of goodwill	4	3,862	3,332	2,653
Adjustments related to inflation-due to IFRS-1	5	(240)	(199)	(199)
Accounting of derivatives	6	(125)	7	5
Loans adjustments	7	—	—	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(699)	(749)	(765)

Total shareholders’ equity in accordance with U.S. GAAP(*) (**)		38,683	36,172	35,706

(*)	In accordance with Item 18 of Form 20-F.

(**)	Under US GAAP “Shareholders’ equity” is equivalent to “Total equity” net of “Non controlling interest in subsidiaries”.

     The differences included in the tables above are explained in the following items:
1. Business Combination with Argentaria-
     Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the U.S. GAAP requirements for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(In Millions of Euros)

Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677
     i. Revaluation of property and equity securities
     Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.
     ii. - Employee and other third party loans
     Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total shareholders’ equity because the only recourse for collection is the shares themselves.
     iii. - Goodwill
     Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by ASC 350, goodwill is no longer amortized.
     Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

     iv. - Up-front premium reversal
     In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction and that upon adoption of ASC 815, the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.
     v. - Valuation of investment securities
     Under ASC 320-10-35-1b, available-for-sale securities shall be measured at fair value and the unrealized holding gains and losses shall be reported in “Other comprehensive income”.
     vi. - Investments in affiliated companies
     Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the consolidation method. Listed investments of less than 20% are accounted for at market value.
     The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

(In Millions of
2000	Euros)

Net lending	611
Investment securities-held to maturity	306
Premises and equipment	129
Other assets and liabilities	(113)
Long term debt	(173)
Tax effect	(220)
Goodwill	5,776

6,316

     For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €11 million (net of tax) and €11 million (net of tax) for the six months ended June 30, 2010 and 2009, respectively.
     Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to ASC 350, and it has been assigned to different reporting units and tested for impairment as described in Note 2.2.8. As of June 30, 2010 goodwill was €5,333 million.
     The adjustment to total shareholders’ equity, that reflects both effects, was €5,436 million, €5,447 million and €5,457 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively.
2. Valuation of assets-
     This adjustment basically relates to the following:
•	Revaluation of property
     As described in Note 29.3. of the Unaudited Interim Consolidated Financial Statements, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.
     Fixed asset depreciation is computed on that restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.
     Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.
     The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€2 million and €2 million as of June 30, 2010 and June 30, 2009, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€7 million and €4 million for the six months ended June 30, 2010 and 2009, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €127 million, €135 million and €42 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively).
•	Valuation of property
     In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.
Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€2 million and €2 million for the six months ended June 30, 2010, and 2009, respectively). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €63 million, €64 million and €66 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively).
•	Sale and leaseback of fixed assets
     In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to heading “Non-current assets held for sale” at an amount of €426 million, for which a sales plan had been established.
     In 2009, the Bank sold 971 properties in Spain of the aforementioned to investments not related to BBVA Group for a total sale price of €1,263 million at market prices, without making funds available to the buyers to pay the price of these transactions. At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 15, 20, 25 or 30 years (according to the property) and renewable. The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties. The repurchasing price of these call options will be the market value as determined by an independent expert.
     During the first half of 2010, the Group has sold 4 additional fixed assets and, at the same time, entered into operating lease agreements with the buyers which include an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (mostly the final expiry date of each lease agreement). The sale price was €40 million, generating capital gains of approximately €33 million.
     Under EU-IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:
–	We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and
–	We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the consolidated statement of income for the year 2009 and 2010.
Under U.S. GAAP (ASC 840-40-25-13) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair value implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.
     Accordingly, in order to account for the transaction in conformity with the financing method under ASC 840-40-25-13, we have made an adjustment to:
     – undo the sale, place the properties under repurchase agreement back in the accounting books (€308 million as of June 30, 2010 and €301 million as of December 31,2009) and continue to depreciate them for the six months ended June 30, 2010 and for the year 2009 (€4 million and €4 million, respectively);
     – eliminate the profit on sale (€914 million of income as of the date of the transaction in 2009 (of which for the first half 2009 amounted to €82 million) and €33 million of income as of the date of the transaction in 2010) and create a liability for the total amount of the cash received; and
     – reclassify the operating leases rental payments incurred by the Group (€28 million for the year 2009 and €44 million for the first half 2010) as interest expense.

3. Valuation of financial instruments-
     Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value.
4. Accounting of goodwill-
     The breakdown of this adjustment is as follows:

	(In Millions of Euros)
	Total Shareholders’ Equity			Net Income attributed to Parent Company
	As of June	As of December	As of June	As of June 30,	As of June 30,
	30, 2010	31, 2009	30, 2009	2010	2009
Goodwill previous to IFRS 1	981	981	981	—	—
Reversal of step acquisition	2,779	2,330	2,381	—	—
Step acquisition of BBVA Bancomer	(1,202)	(1,171)	(1,176)	(1)	—
Acquisition and impairment of Compass	1,287	1,095	404	(1)	(1)
Others	18	97	64	—	—
Adjustment 4 in reconciliation to U.S. GAAP	3,862	3,332	2,653	(2)	(1)
     The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:
Adjustments related to goodwill previous to IFRS 1
     The item “Goodwill previous to IFRS 1” refers to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the ASC 350 requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.
Reversal of step acquisition
     Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, as of January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “non-controlling interests” and the surplus amount was charged to total shareholders’ equity.
     Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of shareholders’ equity.
Step Acquisition of BBVA Bancomer
     On March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.
     BBVA Bancomer, S.A. de C.V. has been consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.
     Since March 20, 2004 the BBVA Group’s consolidated income statement reflected a decrease in “Non-controlling interests” caption related to the business combination described above while the rest of consolidated the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of non controlling interest.
     The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.
     Under U.S. GAAP, after allocating the purchase price to all acquired assets and assumed liabilities of the company acquired, the goodwill was €1,060 million. The entire amount of goodwill was allocated to the Mexico reporting unit. This unit is included in the “Mexico” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

(In Millions
of Euros)

Net Worth Acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair Value under U.S. GAAP	2,264

     The identified intangible assets were related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months. As of June 30, 2010, all core deposits are amortized. Additionally, the allocated amount of net loans and leases were amortized over a weighted-average period of 3 years.
     The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.
     Since Bancomer was consolidated by Group BBVA as of July 1, 2000, there are no purchased research and development assets that were acquired and written off.
Acquisition of Compass
     On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007, BBVA completed the acquisition.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer ´s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141 (ACS 805-20), Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer ´s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of EITF 99-12 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.
     This difference resulted in a reconciling item to shareholders’ equity (an increase of €452 million, €384 million and €404 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively).

Goodwill impairment test
     As indicated in Note 2.2.8 of the Unaudited Interim Consolidated Financial Statements, the Group performed the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     As of December 31, 2009, the results of the goodwill impairment test estimated impairment losses of €1,097 million in the United States cash-generating unit (“CGU”) which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the income statement for 2009. The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s statutory auditor.
     In accordance with the applicable accounting guidance under U.S. GAAP, the Group performs annual tests to identify potential impairment of goodwill. The tests are required to be performed annually and more frequently if events or circumstances indicate a potential impairment may exist. In the first step (“step one”) of the impairment test, the Group compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any. The second step (“step two”) of the impairment test compares the implied fair value of goodwill attributed to each reporting unit to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination; the Group allocates the fair value determined in the step one for the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
     The Group tested its identified reporting units for impairment as of December 31, 2009. This test indicated a goodwill impairment of €385 million within the United States and Puerto Rico reporting unit; accordingly, the Group recorded this goodwill impairment charges in 2009. The impairment recognized in the United States and Puerto Rico reporting unit is attributed to the decrease in revenues caused by the significant decline in U.S. economic conditions.
     Both the step one fair values of the reporting units and the step two allocations of the fair values of the reporting units’ assets and liabilities are based upon management’s estimates and assumptions. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management’s calculations would result in significant differences in the results of the impairment tests.
     There is a difference in the impairment test of goodwill because under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 there is no step two as required by U.S. GAAP. This difference resulted in a reconciling item to the Net income for the year ended December 31, 2009. This adjustment reflects the reversal of the excess of charges in 2009 to the United States and Puerto Rico reporting unit’s goodwill amounted to €711 million as of December 31, 2009 (€835 million as of June 30,2010, considering the exchange rate as that date)
     As of June 30, 2010, there were no losses due to impairments in the value of the reporting units’ goodwill under both GAAPs.
     Under U.S. GAAP, the main BBVA Group’s goodwill assigned to each Reporting Unit as of June, 30 2010, December 31, 2009 and June 30, 2009 for impairment test purposes are the following:

	(In Millions of Euros)
		As of
	As of June	December 31,	As of June
	30, 2010	2009	30, 2009
Spain and Portugal	4,294	4,294	4,286
Global Businesses	1,489	1,489	1,489
Pensions in South America	276	252	246
México	2,772	2,302	2,347
Chile	114	104	101
United States and Puerto Rico	7,596	6,472	6,989
Colombia	257	205	198

5. Adjustments related to inflation-due to IFRS-1
     After the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies, except for Venezuela which is discussed in Item 16 below. Accordingly, excluding Venezuela, as of December 31, 2009, 2008 and 2007 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
     In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.
     Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries, except Venezuela.
     The adjustment reflects the reversal of the credits to shareholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (decrease of €240 million, €199 million and €199 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively).
6. Accounting of derivatives-
     As of June 30, 2010, the main differences between IAS 39 and ASC 815 that have resulted in reconciling items to net income and shareholders’ equity between IFRS and U.S. GAAP were as follows:
Fair value option
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.
     FAS 115 (ASC 320) allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.
     As of June 30, 2010, December 31, 2009 and June 30, 2009, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under ASC 320. With the adoption of ASC 815-15-25 those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, ASC 815-15-25 not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (an increase of €4 million and a decrease of €12 million for the six months ended June 30, 2010 and 2009, respectively) and shareholders’ equity (an increase of €71 million, a decrease of €76 million and a decrease of €82 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively).
Retrospective application
     As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.
     As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.
     As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (a increase of €15 million and a decrease of €22 million for the six months ended June 30, 2010 and 2009, respectively) and in shareholders’ equity (an increase of €64 million, €69 million and €72 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively) the speculative nature of these transactions under U.S. GAAP.
Methods used to assess hedge effectiveness
     Even though the methodology to assess the hedge effectiveness is the same under both GAAPs, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circul ar 4/2004 and not under U.S. GAAP.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.
     Consequently, there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (no impact for the six months ended June 30, 2010 and, an increase of €6 million for the six months ended June 30, 2009) and shareholders’ equity (no impact as of June 30, 2010, an increase of €14 million as of December 31, 2009 and an increase of €14 million, as of June 30, 2009) in the reconciliation to U.S. GAAP.
Macro hedges
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a fixed-interest deposit portfolio as a hedged item in a macro-hedge under IAS 39 (see note 15 of the Unaudited Interim Consolidated Financial Statements) . Under US GAAP those macro hedgeds are not allowed.
     Consequently, there is an adjustment to reverse these macro hedges under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €118 million) and shareholders’ equity (a decrease of €118 million in the reconciliation to U.S. GAAP as of June 30, 2010).
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of June 30, 2010, December 31, 2009 and June 30, 2009 amounted positive to €470 million, negative to €4 million, and positive to €11 million, respectively.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of June 30, 2010, December 31, 2009 and June 30, 2009 amounted to €1,924 million, €2,290 million and €2,267 million, respectively.
7. Loans adjustments-
     We described in Note 2.2.1.b of the Unaudited Interim Consolidated Financial Statements, our methodology to estimate the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.
     Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,152 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     For this reason, we included an adjustment in the reconciliation of net income attributed to parent company in 2008 which resulted in a decrease of €1,152 million, in net income attributed to parent company in accordance with U.S. GAAP.
     As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.
     As of June 30, 2010 and December 31, 2009, there is no significant difference in the “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP; for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributed to parent company statement and shareholders’ equity for that concept.

8. Pension plan cost-
     Under U.S. GAAP, the Group recognized the actuarial gains or losses in the income statement for the year when these losses have been incurred instead of using the corridor approach.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as we mentioned in Note 2.2.12 in the accompanying Unaudited Interim Consolidated Financial Statements, the Group recognizes the actuarial gains or losses arising on certain defined benefit post-employment commitments directly under the heading “Reserves”
     For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company for the six months ended June 30, 2010 which resulted in a decrease of €6 million, in net income attributed to parent company in accordance with U.S. GAAP.
9. Tax effect of U.S. GAAP adjustments and deferred taxation-
     The previous adjustments to net income attributed to parent company and shareholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, part of Item 4 and Item 5), which are disclosed under “Tax effect of U.S. GAAP adjustments and deferred taxation” item in the respective reconciliation statements.
     As described in Note 2.2.10 of the Unaudited Interim Consolidated Financial Statements deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.
     As a result of the application of ASC 740-10, Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.
     On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (ASC 740-10). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.
     This interpretation of ASC 740-10 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 (ASC 740) also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.
     As a result of the application of ASC 740-10, the Group recorded a decrease €78 million and €59 million in retained earnings as of June 30, 2010 and December 31, 2009, respectively and an increase of €4 million and a decrease €20 million in net income attributed to parent company as of June 30, 2010 and 2009, respectively. Consequently, ASC 740-10 provokes a decrease of €74 million, €78 million and €78 million in shareholders’ equity as of as of June 30, 2010, as of December 31, 2009 and as of June 30, 2009, respectively.
     The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.
     In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of positive €346 million, positive €302 million and positive €83 million as of June 30, 2010, as of December 31, 2009 and as of June 30, 2009, respectively, and deferred tax liabilities of negative €980 million, negative €987 million and negative €82 million as of June 30, 2010, as of December 31, 2009 and as of June 30, 2009, respectively.
     ASC 740-10 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2010 and 2009 the valuation allowance was €19 million and €21 million, respectively.
     As required by ASC 740-10, the effects of the change in Spanish tax laws were included in income (see Note 21.3 of the Unaudited Interim Consolidated Financial Statements).

          The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Six Months Ended June 30,
	2010	2009
	(In Millions of Euros)
Income tax provision under IFRS	941	961
Tax effect of U.S. GAAP adjustments and deferred taxation	(47)	4

Income tax provision under U.S. GAAP	894	965

          The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under ASC 740-10:

	As of June 30, 2010		As of December 31, 2009		As of June 30, 2009
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(In Millions of Euros)
As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	5,753	(1,647)	4,993	(1,669)	4,744	(1,318)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	—	(921)	—	(921)	(707)	—
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	—	—	—	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	346	(59)	302	(66)	83	(82)
As reported under ASC 740 (gross)	6,098	(2,627)	5,295	(2,656)	4,120	(1,400)
Valuation reserve	(19)	—	(20)	—	(21)	—
As reported under ASC 740 (net)	6,079	(2,627)	5,275	(2,656)	4,099	(1,400)

          The following is an analysis of deferred tax assets and liabilities as of June 30, 2010 and December 31, 2009 and June 30, 2009 estimated in accordance with U.S. GAAP:

		As of
	As of June	December 31,	As of June 30,
	30, 2010	2009	2009
	(In Millions of Euros)
Deferred Tax assets
Loan loss reserves	1,875	1,632	1,441
Unrealized losses on securities pension liability	1,459	1,485	1,526
Fixed assets	293	286	66
Net operating loss carryforward	25	26	21
Investments and derivatives	167	89	206
Goodwill	2	2	(178)
Other	2,277	1,775	1,038

Total deferred tax assets	6,098	5,295	4,120

Valuation reserve	(19)	(20)	(21)

Net tax asset	6,079	5,275	4,099

Deferred tax liabilities
Unrealized gains on securities pension liability	(35)	(22)	(1)
Unrealized gains on investments	(3)	(719)	(9)
Gains on sales of investments	(304)	(232)	(193)
Fixed assets	(101)	(91)	(15)
Goodwill	(963)	(969)	(58)
Other	(1,222)	(622)	(1,124)

Total deferred tax liabilities	(2,627)	(2,656)	(1,400)

          Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	As of June 30,	As of June 30,
	2010	2009
	(In Percentages)
Corporate income tax at the standard rate	30.00	30.00
Decrease arising from permanent differences	(4.02)	(7.35)
Adjustments to the provision for prior years’ corporate income tax and other taxes	(0.22)	1.35
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	25.76	24.00
Tax effect of U.S. GAAP adjustments and deferred taxation under ASC 740	(0.25)	0.33
Income tax provision under U.S. GAAP	25.51	24.33
10. Other Comprehensive Income-
          ASC 220-10, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.
          Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
          The accumulated balances of other comprehensive income as of June 30, 2010, December 31, 2009 and June 30, 2009 were as follows:

	Foreign
	Currency
	Translation	Unrealized	Gains on	Total Other
	Adjustments	Gains (Losses) on	Derivative	Comprehensive
	and Others	Securities	Instruments	Income
	(In Millions of Euros)
Balance as of June 30, 2009	(6,057)	1,230	494	(4,333)
Changes in the second half 2009	(185)	783	19	576
Balance as of December 31, 2009	(6,242)	2,013	473	(3,757)
Changes in the first half 2010	3,519	(1,515)	(648)	1,357
Balance as of June 30, 2010	(2,724)	498	(174)	(2,400)

          Taxes allocated to each component of other comprehensive income as of June 30, 2010 and 2009 were as follows:

			(In Millions of Euros)
	Six Months Ended June 30,2010			Six Months Ended June 30,2009
		Tax			Tax
	Before Tax	Expense	Net of Tax	Before Tax	Expense	Net of Tax
	Amount	or Benefit	Amount	Amount	or Benefit	Amount
Foreign Currency Translations Adjustment	3,519	—	3,519	108	—	108
Unrealized Gains/(Losses) on Securities	(1,969)	454	(1,515)	208	(48)	160
Derivatives Instruments and Hedging Activities	(842)	194	(648)	22	(5)	17

Other Comprehensive Income	708	648	1,357	338	(53)	285

11. Earnings per share-
          ASC 260, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).
          Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.
          The computation of basic and diluted earnings per share for the six months ended June 30, 2010 and 2009 is presented in the following table:

	(In Millions of Euros, except per Share Data)
	Six Months ended June 30,
	2010	2009
Numerator for basic earnings per share:
Income available to common shareholders (IFRS) (*)	2,562	2,799
Income available to common shareholders (U.S. GAAP):	2,421	2,692
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS) (*)	2,562	2,799
Income available to common shareholders (U.S. GAAP):	2,456	2,692
Denominator for basic earnings per share
IFRS (*)	3,908,605,757	3,702,770,115
U.S. GAAP	3,696,874,306	3,702,770,115
Denominator for diluted earnings per share
IFRS (*)	3,908,605,757	3,702,770,115
U.S. GAAP	3,908,605,757	3,702,770,115
IFRS (*)
Basic earnings per share (Euros)	0.655	0.756
Diluted earnings per share (Euros)	0.655	0.756
U.S. GAAP
Basic earnings per share (Euros)	0.655	0.727
Diluted earnings per share (Euros)	0.628	0.727

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
12. ASC 810-
          We arranged the issuance of preferred shares using special purpose vehicles (See Note 23.4.3.2 of the Unaudited Interim Consolidated Financial Statements). Our preferred security transactions are based on the following model:
•	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.
          The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs.
•	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.
          We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.
          We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.
          Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees.
          As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.
          Consequently, the deconsolidation of the entities described in Note 23.4.3.2 of the Unaudited Interim Consolidated Financial Statements, has no impact on shareholders’ equity or net income attributed to parent company under U.S. GAAP.
13. Statement of Financial Accounting Standards No. 157 (ASC 820): “Fair Value Measurement” -
          In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and periods within those fiscal years. The disclosure about fair value measurements is presented in Notes 7 and 8 of the Unaudited Interim Consolidated Financial Statements.
14. Other Accounting Standards-
ASC 860 — Transfers and Servicing 166 — Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140
          The Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.
          On and after the effective date of this SFAS, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation.
          This Statement is applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASC 810 — Consolidation — Amendments to FASB Interpretation No. 46(R)
     This Statement amends Interpretation 46(R) (ASC 810) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:
a.	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

b.	The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.
             This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASU No.2009-5 Fair Value Measurements and Disclosures (ASC 820-10) — Measuring Liabilities at Fair Value
     This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:
1.	A valuation technique that uses:
•	The quoted prices of the identical liability when traded as an asset

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.
2.	Another valuation technique that is consistent with the principles of ASC 820, for example a present value technique, or a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.
          The Update is effective for the first reporting period (including interim periods) beginning after August 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASU No.2009-15 — Accounting for Own-Share Lending Agreements in Contemplation of Convertible Debt Issuance
     This ASU modifies Subtopic 470-20 Debt — Debt with Conversion and Other options. ASC 470-20 addresses the issues arisen when an entity for which the cost to an investment banking firm or third- party investors of borrowing its shares is prohibitive enters into share-lending arrangements that are executed separately but in connection with a convertible debt offering.
     The amendments establish that at the date of issuance, the share lending arrangement shall be measured at fair value and recognised as an issuance cost, with an offset to additional paid-in capital in the financial statements of the entity. The loaned shares will be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings- per- share calculation. Additionally, if it becomes probable that the counterparty to a share- lending arrangement will default, the issuer of the share- lending arrangement shall recognize an expense equal to the fair value of the unreturned shares, net of the fair value of probable recoveries, with an offset to additional paid- in capital and subsequent changes in the amount of the probable recoveries should also be recognized in earnings.
     The Update is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangement outstanding as of the beginning of those fiscal years. Additionally the amendments are to be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASU 2010-06 Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements
     This ASU provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures related to Fair Value Measurements. Entities will be required to present new disclosures about transfers in and out Levels 1 and 2 and about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The amendments also clarify existing disclosures to require disclosures about fair value measurement for each class of assets and liabilities and about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.
     The Update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-09 Subsequent Events (ASC 855)- Amendments to Certain Recognition and Disclosure Requirements
     This ASU modifies as follows Subtopic 855-10, in order to alleviate potential conflicts with current SEC requirements:
- An entity that is a SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated.
- An entity that is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued and must disclose such date.
- All other entities will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date
     The scope of the reissuance disclosure requirements have been refined to apply only to “revised” financial statements. Revised financial statements include financial statements revised either as a result of (a) correction of an error or (b) retrospective application of U.S. generally accepted accounting principles. If the financial statements of an entity, other than an SEC filer, are revised, as defined, the entity should retain the initial date, but also disclose the date through which subsequent events have been evaluated in the revised financial statements.
          For entities, other than conduit bond obligors, the provisions of ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, are effective upon issuance. Conduit bond obligors are required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASU 2010-10 Consolidation (ASC 810): Amendments for Certain Investment Funds
     This ASU amends ASC 810 to defer the application of the consolidation requirements resulting from the issuance of Statement 167 for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.
     An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.
          The amendments in this Update are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The effective date coincides with the effective date for the Statement 167 amendments to ASC 810. Early application is not permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
ASU 2010-19 Foreign Currency (Topic 830)— Foreign Currency Issues: Multiple Foreign Currency Exchange Rates
     This ASU amends Section S99 -SEC Materials of Subtopic 830-30 — Foreign Currency Matters —Translation of Financial Statements to establish that, for any SEC registrants, in cases where reported balances for financial reporting purposes differ from the actual U.S. dollar denominated balances, the registrant should make disclosures that inform users of the financial statements as to the nature of these differences.
     Venezuela has met the thresholds for being considered highly inflationary and accordingly, calendar year entities that have not previously accounted for their Venezuelan investment as highly inflationary will begin applying highly inflationary accounting beginning January 1, 2010. Upon the application of highly inflationary accounting requirements, a U.S. reporting currency parent and subsidiary effectively utilize the same currency (U.S. dollars) and accordingly there should no longer be any differences between the amounts reported for financial reporting purposes and the amount of any underlying U.S. dollar denominated values that are held by the subsidiary.
     This ASU also amends section S99 of Subtopic 830-30 to require that, for any SEC registrants, any differences that may have existed prior to applying highly inflationary accounting requirements between the reported balances for financial reporting and the U.S. dollar denominated balances should be recognized in the income statement at the time of adoption of highly inflationary accounting, unless the registrant can document that the difference was previously recognized as a cumulative translation adjustment (in which case the difference should be recognized as an adjustment to the cumulative translation adjustment).
          The provisions of this ASU are effective upon issuance (May 11, 2010). The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
15. New Accounting Standards
ASU No.2009-13 Revenue Recognition (ASC 605-25) — Multiple-Deliverable Revenue Arrangements
     This ASU provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-derivable arrangements to establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor- specific objective evidence if available, third-party evidence if vendor- specific objective evidence is not available, or estimated selling price if neither vendor- specific objective evidence nor third- party evidence is available.
     The amendments eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The ASU also requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.
     The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU No.2009-14 Software (ASC 985-605) — Certain Revenue Arrangements That Include Software Elements
     This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in subtopic 958-605. Additionally, the amendments establish that if an undelivered element relates to a deliverable within the scope of Subtopic 985-605 and a deliverable excluded from the scope of Subtopic 985-605, the undelivered element shall be bifurcated into a software deliverable and a nonsoftware deliverable.
     The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. A vendor is required to adopt the amendments in the same period using the same transition method that it uses to adopt the amendments in Update 2009-13 Revenue Recognition (ASC 605-25) - Multiple-Deliverable Revenue Arrangements. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-11 Derivatives and Hedging (ASC 815) — Scope Exception Related to Embedded Credit Derivatives
     This ASU amends Subtopic 815-15 to clarify the scope exception under paragraphs 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination.
     The amendments establish that the embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to the application of Section 815-15-25. Thus, only the embedded credit derivative feature between the financial instruments created by subordination is not subject to the application of Section 815-15-25 and should not be analyzed under that Section for potential bifurcation from the host contract and separate accounting as a derivative.
     The amendments in this Update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this Update. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-13 Compensation—Stock Compensation (Topic 718)— Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades
     This ASU amends Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.
          The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-15 Financial Services—Insurance (Topic 944)— How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments
     This ASU amendmends Subtopic 944-80 Financial Services— Insurance— Separate Accounts to clarify that:
- An insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Subsections of Subtopic 810-10 Consolidation-Overall and those subsections require the consideration of related parties.
- For the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary.
- An insurer is not required to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account.
     This ASU also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required.
          The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The amendments in this Update should be applied retrospectively to all prior periods upon the date of adoption. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-17 Revenue Recognition—Milestone Method (Topic 605)— Milestone Method of Revenue Recognition
     This ASU amends Topic 605 to determine when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments establish that a vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive.
     A milestone should be considered substantive in its entirety and may not be bifurcated. Whether a milestone is substantive has to be determined at the inception of the arrangement and the following criteria should be met for a milestone to be considered substantive:
- Be commensurate with either a)The vendor’s performance to achieve the milestone, or b)The enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone
- Relate solely to past performance
- Be reasonable relative to all deliverables and payment terms in the arrangement.
     An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones.
     A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this Update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.
          The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. A vendor may elect, but is not required, to adopt the amendments in this Update retrospectively for all prior periods. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-18 Receivables (Topic 310)— Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset
     As a result of the amendments in this Update, modifications of loans that are accounted for within a pool under Subtopic 310-30 Receivables-Loans and Debt Securities acquired with Deteriorated Credit Quality do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Accounting for troubled debt restructuring would not apply to individual loans within a pool, and modified loans should remain within the pool. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.
          The amendments in this Update are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. Upon initial adoption of the guidance in this Update, an entity may make a onetime election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
ASU 2010-20 Receivables (Topic 310)— Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
     This ASU amends Topic 605 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.
     Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:
-	A rollforward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method

-	For each disaggregated ending balance in item (1) above, the related recorded investment in financing receivables

-	The nonaccrual status of financing receivables by class of financing receivables

-	Impaired financing receivables by class of financing receivables.
     The ASU also requires an entity to provide the following additional disclosures about its financing receivables:
-	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables

-	The aging of past due financing receivables at the end of the reporting period by class of financing receivables

-	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses

-	The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses

-	Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.
          For public entities the amendments in this Update are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in this Update encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

16. Other information — Venezuela
     As indicated in Note 2.2.23 of the Unaudited Interim Consolidated Financial Statements, the Venezuelan economy was considered to be hyperinflationary as defined by the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of June 30, 2010 and December 31, 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries established in Venezuela to correct them for the effect of inflation.
     However, until 2010 the Venezuelan economy has not met the requirements to be considered highly inflationary economy under U.S. GAAP.
     This difference, along with differences in accounting for the effects of hyperinflation, would result in a reconciling item to the Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2010. However, as BBVA accounts for hyperinflationary economies in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, it is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F to exclude from the reconciliation to US GAAP the effects of differences in accounting for Venezuela as a highly inflationary economy. Therefore, the reconciliation complies with Item 18 of Form 20-F, which is different from the requirements of US GAAP in this regard.

B) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
1. Investment Securities-
     The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of June 30, 2010				As of December 31, 2009
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	cost	Value	Gains	Losses	cost	Value	Gains	Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	22,355	21,303	132	(1,184)	24,577	24,869	487	(195)
Spanish Government	17,116	16,189	66	(993)	18,312	18,551	309	(70)
Credit institutions	3,954	3,878	27	(103)	5,097	5,202	134	(29)
Other issuers	1,285	1,236	39	(88)	1,168	1,116	44	(96)
International-	33,657	33,928	1,395	(1,124)	31,868	32,202	1,067	(733)
United States -	7,593	7,760	299	(132)	6,804	6,805	174	(173)
U.S. Treasury and other U.S. Government agencies	449	454	10	(5)	414	416	4	(2)
States and political subdivisions	222	232	10	—	214	221	7	—
Credit institutions	3,196	3,223	126	(99)	2,597	2,610	50	(37)
Other issuers	3,726	3,851	153	(28)	3,579	3,558	113	(134)
Other countries -	26,064	26,168	1,096	(992)	25,064	25,397	893	(560)
Securities of other foreign Governments (*)	17,990	18,151	777	(616)	17,058	17,363	697	(392)
Central Banks	1,383	1,383	—	—	1,296	1,297	1	—
Credit institutions	5,227	5,274	255	(208)	4,795	4,893	185	(87)
Other issuers	1,464	1,359	64	(168)	1,915	1,844	10	(81)

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,012	55,231	1,527	(2,308)	56,445	57,071	1,554	(928)

HELD TO MATURITY PORTFOLIO
Domestic-	6,886	6,552	4	(339)	2,626	2,624	29	(31)
Spanish Government	5,999	5,699	3	(303)	1,674	1,682	21	(13)
Credit institutions	287	282	1	(7)	342	344	6	(4)
Other issuers	600	571	—	(29)	610	598	2	(14)
International-	2,882	2,942	78	(18)	2,811	2,869	71	(13)
Securities of other foreign Governments	2,542	2,603	70	(9)	2,399	2,456	64	(7)
Credit institutions	340	339	8	(9)	412	413	7	(6)
TOTAL HELD TO MATURITY PORTFOLIO	9,768	9,494	82	(357)	5,437	5,493	100	(44)

TOTAL DEBT SECURITIES	65,780	64,725	1,610	(2,665)	61,882	62,564	1,654	(972)

(*)	Securities of other foreign Governments mainly include the investment made by our subsidiaries in securities issued by the Governments of the countries where they operate.
As of June 30, 2010, and December 31, 2009, approximately 67% and 69%, respectively, of the fair value of the securities classified within the available for sale portfolio and the held to maturity portfolio are rated “AA” or above.

		As of June 30, 2010			As of December 31, 2009
		Fair				Fair
	Amortized	Value	Unrealized	Unrealized	Amortized	Value	Unrealized	Unrealized
	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses
				(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,363	4,280	929	(12)	3,683	5,409	1,738	(12)
Equity listed	3,339	4,256	929	(12)	3,657	5,383	1,738	(12)
Equity Unlisted	24	24	—	—	26	26	—	—
International-	1,232	1,218	58	(72)	948	1,041	121	(28)
United States-	742	771	43	(14)	641	737	104	(8)
Equity listed	65	51	—	(14)	16	8	—	(8)
Equity Unlisted	677	720	43	—	625	729	104	—
Other countries-	490	447	15	(58)	307	304	17	(20)
Equity listed	210	171	2	(41)	250	242	12	(20)
Equity Unlisted	280	276	13	(17)	57	62	5	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,595	5,498	987	(84)	4,631	6,450	1,859	(40)

TOTAL EQUITY SECURITIES	4,595	5,498	987	(84)	4,631	6,450	1,859	(40)

TOTAL INVESTMENT SECURITIES	70,375	70,223	2,597	(2,749)	66,513	69,014	3,513	(1,012)

(1)	The Fair Values are determined based on period-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

     The total amount of losses amounted to €3,234 million, €1,461 million and €1,838 million as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively.

	(In Millions of Euros)
		As of
	As of June	December	As of June
	30, 2010	31, 2009	30, 2009
Equity Securities	(298)	(226)	(119)
Debt Securities	(187)	(223)	(231)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(485)	(449)	(351)
Equity Securities	(84)	(40)	(138)
Debt Securities	(2,666)	(972)	(1,349)
(2) Total temporary unrealized losses	(2,750)	(1,012)	(1,487)

(1)+(2) Total losses	(3,234)	(1,461)	(1,838)

     As of June 30, 2010 most of our unrealized losses correspond to Spanish Government debt securities (both Available-for-sale and Held-to-maturity securities). As of June 30, 2010 the total unrealized losses generated 12 months prior to such date were not significant.
     As of June 30, 2010, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary. We have not recognized any other-than-temporary impairment for these securities due to the facts that the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the debt securities.
     As of June 30, 2010, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to them have mainly arisen due to the negative evolution of the markets affected by the economic situation.
     An analysis of the carrying amount of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	As of June 30, 2010
	Carrying Amount
		Due after	Due after
	Due in One	One Year to	Five Years	Due after
	Year or Less	Five Years	to Ten Years	Ten Years	Total
	(In Millions of Euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	746	8,557	4,616	2,271	16,190
Other debt securities	1,222	2,416	504	971	5,113

Total Domestic	1,968	10,973	5,120	3,242	21,303

International
United States	2,018	1,459	3,126	1,156	7,759
U.S. Treasury and other U.S. government agencies	130	31	44	249	454
States and political subdivisions	40	104	66	21	231
Other U.S. securities	1,848	1,324	3,016	886	7,074
Other countries	2,993	14,768	3,041	5,367	26,169
Securities of other foreign governments	1,124	11,385	1,994	3,649	18,152
Other debt securities of other countries	1,869	3,383	1,047	1,718	8,017

Total International	5,011	16,227	6,167	6,523	33,928

TOTAL AVAILABLE-FOR-SALE	6,979	27,200	11,287	9,765	55,231

	As of June 30, 2010
	Carrying Amount
		Due after	Due after
	Due in One	One Year to	Five Years	Due after
	Year or Less	Five Years	to Ten Years	Ten Years	Total
	(In Millions of Euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	176	2,536	3,287	5,999
Other debt securities	37	640	210	—	887

Total Domestic	37	816	2,746	3,287	6,886

Total International	697	1,038	925	222	2,882

TOTAL HELD-TO-MATURITY	734	1,854	3,671	3,509	9,768

TOTAL DEBT SECURITIES	7,713	29,052	14,959	13,274	64,999

	As of June 30, 2010
	Market Value
	Due in One	Due after	Due after
	Year or	One Year to	Five Years to	Due after
	Less	Five Years	Ten Years	Ten Years	Total
	(In Millions of Euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	179	2,439	3,081	5,700
Other debt securities	37	625	190	1	852

Total Domestic	37	804	2,629	3,082	6,552

Total International	707	1,056	951	228	2,942

TOTAL HELD-TO-MATURITY	744	1,860	3,580	3,310	9,494

	As of December 31, 2009
	Carrying Amount
		Due after One	Due after Five
	Due in One	Year to Five	Years to Ten	Due after Ten
	Year or Less	Years	Years	Years	Total
	(In Millions of Euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	127	10,536	5,116	2,772	18,551
Other debt securities	576	4,422	283	1,037	6,318

Total Domestic	703	14,958	5,399	3,809	24,869

International
United States	838	2,586	1,597	1,784	6,805
U.S. Treasury and other U.S. government agencies	223	53	0	140	416
States and political subdivisions	36	84	79	22	221
Other U.S. securities	579	2,449	1,518	1,622	6,168
Other countries	2,254	9,318	3,614	10,211	25,397
Securities of other foreign governments	934	5,929	2,454	8,046	17,363
Other debt securities of other countries	1,320	3,389	1,160	2,165	8,034

Total International	3,092	11,904	5,211	11,995	32,202

TOTAL AVAILABLE-FOR-SALE	3,795	26,862	10,610	15,804	57,071

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,425	63	1,674
Other debt securities	50	486	294	122	952

Total Domestic	55	667	1,719	185	2,626

Total International	215	790	1,590	216	2,811

TOTAL HELD-TO-MATURITY	270	1,457	3,309	401	5,437

TOTAL DEBT SECURITIES	4,065	28,319	13,919	16,205	62,508

	As of December 31, 2009
	Market Value
		Due after One	Due after Five
	Due in One	Year to Five	Years to Ten	Due after Ten
	Year or Less	Years	Years	Years	Total
	(In Millions of Euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,433	63	1,682
Other debt securities	50	482	287	123	942

Total Domestic	55	663	1,720	186	2,624

Total International	217	808	1,623	221	2,869

TOTAL HELD-TO-MATURITY	272	1,471	3,343	408	5,493

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”
     Under both EU-IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.1.b):
•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.
     These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.
     As of June 30, 2010 and 2009 the net gains from sales of available-for-sale securities amounted to €533 million and €245 million, respectively (see Note 44). As of June 30, 2010 and 2009 the gross realized gains on those sales amounted to €607 million and €322 million, respectively. As of June 30, 2010 and 2009 the gross realized losses on those sales amounted to €74 million (of which €63 million corresponds to debt securities and €11 million corresponds to other equity instruments) and €77 million (of which €25 million corresponds to debt securities and €52 million corresponds to other equity instruments), respectively.
2. Loans and Accounting by Creditors for Impairment of a Loan-
     The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2010 is as follows:

As of June 30,
2010
(In Millions
of Euros)
Impaired loans requiring no reserve	70
Impaired loans requiring valuation allowance	15,712

Total impaired loans	15,782

Valuation allowance on impaired loans	5,604

     The roll-forward allowance is shown in Note 7.1 of the Unaudited Interim Consolidated Financial Statements.
     The related amount of interest income recognized during the time within that period that the loans were impaired was:

As June 30,
2010
(In Millions
of Euros)
Interest revenue that would have been recorded if accruing	1,676
Net interest revenue recorded	92
3. Investments in and Indebtedness of and to Affiliates-
     For aggregated summarized financial information with respect to significant affiliated companies for the six months ended June 30, 2010 see Note 17 and Appendix IV for detailed information of investments in associates.
4. Deposits-
     The breakdowns of deposits from credit entities and customers by domicile and type are included in Note 23.
     As of June 30, 2010 December 31, 2009 and June 30, 2009, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €81,493 thousand (approximately US $100 thousand) or more were €94,617 million, €96,164 million and €99,318 million, respectively.
5. Short-Term Borrowings-
     The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of June 30, 2010
	Amount	Average Rate
	(In Millions of Euros, except
	Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	34,128	2.12%
Average during first half year	31,436	2.17%
Maximum quarter-end balance	37,043	—
Bank promissory notes:
As of June 30	18,082	0.52%
Average during first half year	29,686	0.46%
Maximum quarter-end balance	28,923	—
Bonds and Subordinated debt:
As of June 30	10,672	2.94%
Average during first half year	11,615	3.15%
Maximum quarter-end balance	13,160	—
Total short-term borrowings as of June 30, 2010	62,882	1.80%

	As of December 31, 2009
	Amount	Average Rate
	(In Millions of Euros, except
	Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	26,171	2.43%
Average during year	30,811	2.71%
Maximum quarter-end balance	28,849	—
Bank promissory notes:
As of December 31	29,578	0.50%
Average during year	27,434	1.28%
Maximum quarter-end balance	30,919	—
Bonds and Subordinated debt:
As of December 31	13,236	2.54%
Average during year	14,820	3.20%
Maximum quarter-end balance	15,609	—
Total short-term borrowings as of December 31, 2009	68,985	1.62%
     As of June 30, 2010, December 31, 2009 and June 30, 2009, short-term borrowings include €22,408 million. €17,419 million, and €15,909 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.
6. Long Term Debt-
     See Note 23 of the Unaudited Interim Consolidated Financial Statements.
7. Derivative Financial Instruments and Hedging Activities-
     The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15 of the Unaudited Interim Consolidated Financial Statements.
7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives
     See Note 15 of the Unaudited Interim Consolidated Financial Statements.
7.1.1. Risk Management Policies
     See Note 7 of the Unaudited Interim Consolidated Financial Statements.
7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes
     U.S. GAAP ASC 815 is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.
     Paragraph 21.f. of ASC 815 defines the risks that may be hedged as only one of (or a combination of) the following:
     (a) the risk of changes in the overall fair value of the entire hedged item,
     (b) the risk of changes in its fair value attributed to changes in the designated benchmark interest rate (referred to as interest rate risk),
     (c) the risk of changes in its fair value attributed to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
     (d) the risk of changes in its fair value attributed to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).
     The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.
     Transactions whose risks are hedged for U.S. GAAP purposes are:

1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.
7.2. Accounting for Derivative Instruments and Hedging Activities
     Under ASC 815 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
     If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributed to the hedged risk are recognized in earnings.
     If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
     The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.
     Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.
     On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.
7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods
     The methods used by the Group in estimating the fair value of its derivative instruments are as follows:
     Forward purchases/sales of foreign currency
     Estimated fair value of these financial instruments is based on active market prices.
     Forward purchases/sales of government debt securities
     Estimated fair value of these financial instruments is based on active market prices, since they are mostly traded in organised markets.
     Options and financial futures
     Derivatives traded in organised markets are valued based on quoted market prices.
     For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.
     Forward rate agreements and interest rate swaps
     Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

8. Pension liabilities-
     See Notes 2.2.12 and 26 of the Unaudited Interim Consolidated Financial Statements for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Employers’ Disclosures about Postretirement Benefit Plan Assets (FAS 132(R)-1) (ASC 715-20)
     Employee benefits corporate policies are defined by BBVA Group as part of the coordination framework established between the headquarters and each of the countries in which it operates.
     In order to manage the assets related to defined benefit plans, BBVA Group has set the corresponding corporate investment policy. The investment policy currently in force is designed according to the criteria of prudence and aimed to minimize the financial risks in plan assets.
The main principles of this policy are summarized below:
✓ Fixed income as the only category of allowed assets. Preference for government bonds.

✓ No currency risk allowed in asset allocation

✓ Requirement of specific levels of liquidity in order to meet the expected cash flow liabilities.

✓ Systematized controls in duration, limiting the asset-liabilities duration gaps.

✓ Standardized limitation in inflation risk.
     Local adaptation of the corporate investment policy is taking place gradually along the countries in which the Group operates, taking into account the particularities of each market. This implies the need for unifying the diversity of the local investment policies previously in force, considering the specific local legislations and regulations -especially with regards to investment decision making processes–.
     On average, as of June 30, 2010 the degree of local implementation of the current investment policy for plan assets is, in its most significant aspects, well advanced with nearly 93% of assets invested in fixed income (mostly government bonds) and around 6% in equity and 1% in other assets.
     Measurement of plan assets is set using market quoted prices as the underlying assets are market quoted and priced instruments. In addition, no significant concentrations of risks within plan assets have been identified as of June 30, 2010 and investments of the plans are deemed to be sufficiently diversified.
10. Disclosures about Fair Value of Financial Instruments (ASC 825-10)-
     See Note 8 of the Unaudited Interim Consolidated Financial Statements for disclosures about Fair Value of Financial Instruments, as required by ASC 825-10..
11. Segment Information-
     See Note 6 of the Unaudited Interim Consolidated Financial Statements, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
12. Business combination in 2010-
     See Note 3 of the Unaudited Interim Consolidated Financial Statements for information of Business combinations.
13. FIN 48 (ASC 605-15)-
     As of June 30, 2010 and December 31, 2009, the Group ´s unrecognized tax benefits, including related interest expense and penalties was €1,067 million and €1,052 million, respectively, of which €682 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.
     Due to the inherent complexities arising from the nature of the Group ´s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group ´s final tax-related assets and liabilities may ultimately be different than those currently reported.

     The following is a roll-forward of the Company ´s FIN 48 (ASC 605-15) unrecognized tax benefits from December 31, 2008 to June 30, 2010.

(In Millions of
Euros)
Total unrecognized tax benefits as of December 31, 2008	1,136
Net amount of increases for current year’s tax positions	3
Gross amount of increases for prior years’ tax positions	113
Gross amount of decreases for prior years ’ tax positions	(9)
Foreign exchange, acquisitions and others	(191)
Total unrecognized tax benefits as of December 31, 2009	1,052
Net amount of increases for current year’s tax positions	—
Gross amount of increases for prior years’ tax positions	24
Gross amount of decreases for prior years ’ tax positions	—
Foreign exchange, acquisitions and others	(9)
Total unrecognized tax benefits as of June 30, 2010	1,067
     The Group classifies interest as interest expense but penalties are classified as tax expense. During the year 2010, the Group recognized approximately €24 million in interest and penalties. The Group had approximately €323 million for the payment of interest and penalties accrued as of June 30, 2010.
     The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2004-2009
United States	2004-2009
Puerto Rico	2003-2009
Peru	2006-2009
Colombia	2003-2009
Argentina	2005-2009
Venezuela	2003-2009
Mexico	2006-2009
14. Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10-50 – Derivatives and Hedging)
     In March 2008 the FASB issued FASB Statement No. 161 (ASC 815-10-50), Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.
     See Note 10, 15, 39 and 44 of the Unaudited Interim Consolidated Financial Statements for disclosures about derivative instruments and hedging activities, as required by ASC 815-10-5.
15. Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered-
     In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA International Preferred, S.A. (Unipersonal) — issuer of registered preferred securities guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. — do not file the financial statements required for a registrant by Regulation S-X as BBVA International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. who fully and unconditionally guarantees the preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities. We are not aware of any legal or economic restrictions on the ability of this subsidiary to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	Chief Accounting Officer

Date: October 7, 2010